U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-1/A
Amendment No. 6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Znomics, Inc.
(Exact name of Registrant as specified in its charter)

Nevada	4832	52-2340974
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2611 SW 3rd Avenue, Suite 200 Portland, OR		97201
(Name and address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (503) 827-5271

Approximate date of commencement of proposed sale to the public:	As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|__|

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box |X|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|__|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.|__|

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE
Common Stock (3)	3,253,333	$1.50	$4,879,999.50	$160.75
Common Stock Underlying Warrants(4)	237,495	$1.50
	3,490,828

(1)	This price was arbitrarily determined by Znomics, Inc.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.
(3)	These shares of common stock refer to those issued in exempt offerings to accredited investors.
(4)
These shares of common stock underlie the warrants to purchase shares of common stock that were issued in exempt offerings to accredited investors and issued as a commission in connection with an exempt offering.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

COPIES OF COMMUNICATIONS TO:
Cane Clark LLP
3273 East Warm Springs Rd., Las Vegas, NV 89120
(702) 312-6255     Fax: (702) 944-7100
Agent for service of process

SUBJECT TO COMPLETION, Dated August 5 , 2008

PROSPECTUS
ZNOMICS, INC.
3,490,828
COMMON STOCK
___________________

The selling shareholders named in this prospectus are offering up all the shares of common stock being registered by this prospectus. We are registering in this prospectus  3,253,333 of common stock issued in a private placement, as well as the 237,495 shares of common stock underlying the warrants issued as a commission in that private placement. We will not receive any proceeds from the sale of shares in this offering. We have not made any arrangements for the sale of these securities.

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the Financial Industry Regulatory Authority (“FINRA” formerly known as the National Association of Securities Dealers or NASD) under the symbol “ZNOM.OB”. Prior to January 4, 2008, our common was quoted on the OTCBB under the symbol “PSRI”. The OTCBB is a network of security dealers who buy and sell stock.  The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. As a result, the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.  Until such time as a market develops in our common stock, we have arbitrarily fixed a price of $1.50 per share as the sales price.  As of July 11, 2008, the closing sale price of our common stock as reported by the OTCBB was $2.00 per share.

The purchase of the securities offered through this prospectus involves a high degree of risk.  See section entitled "Risk Factors" on pages 8 - 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Prospectus Is:  August 5 , 2008

SUMMARY	5
RISK FACTORS	8
RISKS RELATED TO OUR FINANCIAL CONDITION	8
Because the payment of dividends is at the discretion of the Board of Directors, investors may not realize cash dividends at the frequency or in the amounts they anticipate. Therefore, investors should not rely upon an investment in our company if you require dividend income.	8
If we are not able to raise additional funds in the future to complete our business plan and grow the business, we will not meet our long term business and financial goals.	8
Because we have incurred net losses since our inception and we expect to continue to incur net losses for at least the next two years, we may never achieve profitability and our business may fail.	8
RISKS RELATED TO OUR BUSINESS MODEL	9
Because we have a limited operating history related to our current business strategy, we are subject to the risks of failure associated with any new business ventures.	9
Because we are deploying unproven technologies, we may not be able to develop commercially successful products, and our business may fail.	9
If zebrafish and our related services are not widely accepted by the market, our business may fail.	9
Because we currently have limited resources, marketing and sales capabilities, we may be unable to profitably provide our products and services to the marketplace, and our business may fail.	9
If we fail to manage growth effectively, our resources will be strained and may cause our business to fail.	10
If we are not able to effectively protect our patent and proprietary rights, other companies may capitalize on our research, and our business will suffer a material negative impact and may fail.	10
Many of our contracts are fixed price and may be delayed or terminated or reduced in scope for reasons beyond our control, or we may under price or overrun cost estimates with these contracts, potentially resulting in financial losses.	11
Contaminations in our animal populations could damage our inventory, harm our reputation for contaminant-free production, and result in decreased sales.	11
If we fail to comply with existing regulations, our reputation and operating results could be negatively impacted.	12
If new technologies are developed, validated and increasingly used in biomedical research, demand for some of our products and services could be significantly reduced, resulting in reduced future revenue.	12
If we experience a breach of the confidentiality of the information we hold or of the security of our computer systems, our reputation, client base, and revenue stream could be negatively impacted.	12
If we are not successful in obtaining licenses to essential technology or establishing strategic alliances, our ability to develop and commercialize technologies and products could be negatively impacted, and our business may fail.	13
If we are unable to locate and develop adequate facilities in a timely or cost-effective manner, our ability to execute our business plan will be impaired, and our business may fail.	13
Because we depend on key scientific and management personnel, if we fail to retain personnel, it could delay or hurt development of our key technologies.	14
If we fail to recruit additional qualified personnel to develop our business, our ability to compete successfully will be impaired and our business may fail.	14
If changes in government regulations decrease the demand for the drug discovery services we plan to provide, our ability to successfully execute our business plan will be impaired.	14
If we garner negative attention from special interest groups, our reputation and business may be impaired.	14
Forward looking assessments have been prepared by the current Management of the company based on numerous assumptions, which may eventually prove to be incorrect.	14
If our business is unsuccessful, our shareholders may lose their entire investment.	16
Because we conduct business outside of the United States, we are subject to risks of doing business in foreign countries which are not found in doing business in the United States.	16

Because our board of directors may change our operating policies and strategies without prior notice or stockholder approval, shareholders will be unable to evaluate whether such changes could harm our business and results of operations and the value of our stock prior to said changes or at all.	17
Because our Executive Officers have significant influence over our affairs, they might cause us to engage in transactions that are not in our or our stockholders’ best interests.	17
Because certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock, other stockholders may be unable to exert any influence over our policies and management.	17
Because certain shareholders own an aggregate of approximately 36% of the issued and outstanding shares of our common stock, the market price of our shares would most likely decline if they were to sell a substantial number of shares all at once or in large blocks.	17
Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.	18
Because Roger Cone, our consultant, scientific advisory board member and a member of the company's board of directors, serves as an advisory board member to Mannkind Corporation, a biopharmaceutical company, his full focus is not on our operations.	18
RISKS RELATED TO OUR INDUSTRY	18
Because the use of third party service providers by pharmaceutical and biotechnology companies in drug discovery and development may decrease, demand for our products and services may decline which could slow our growth and harm our business.	18
If a general reduction in research and development budgets at pharmaceutical and biotechnology companies is instituted, our business will be negatively impacted.	18
If a reduction or delay in government funding of research and development is instituted, our business may be adversely affected.	19
RISKS RELATED TO LEGAL UNCERTAINTY	19
Because our articles of incorporation and bylaws and Nevada law limit the liability of our officers, directors, and others, shareholders may have no recourse for acts performed in good faith.	19
If we or our collaborators fail to receive necessary regulatory approvals, we will be unable to commercialize drug products, and our business will be materially negatively impacted.	19
If we are named in a product liability lawsuit, we will have to expend Company resources to defend ourselves and our reputation and business may be negatively impacted.	20
RISKS RELATED TO THIS OFFERING	20
Because this registration statement does not render professional advice, investors should retain their own advisors regarding certain federal income tax and other considerations regarding this report.	20
Because of new legislation, including the Sarbanes-Oxley Act of 2002, we may be unable to retain or attract officers and directors.	20
Because we will be subject to the “Penny Stock” rules once our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.	21
Because the market may respond to our business operations and that of our competitors, our stock price will likely be volatile.	21
Because we completed a merger through a "reverse merger," we may not be able to attract the attention of major brokerage firms.	21
If a substantial number of shares are sold following registration, the market price for our common stock could decline.	21
FORWARD-LOOKING STATEMENTS	21
USE OF PROCEEDS	22
DETERMINATION OF OFFERING PRICE	22
DILUTION	22
SELLING SHAREHOLDERS	22
PLAN OF DISTRIBUTION	27
LEGAL PROCEEDINGS	29
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	29
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	33
DESCRIPTION OF SECURITIES	34
INTERESTS OF NAMED EXPERTS AND COUNSEL	36
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	37
ORGANIZATION WITHIN THE LAST FIVE YEARS	37
DESCRIPTION OF BUSINESS	38
PLAN OF OPERATIONS	50
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	60
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	61
EXECUTIVE COMPENSATION	63
FINANCIAL STATEMENTS	60
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	67
AVAILABLE INFORMATION	67

Summary

Znomics, Inc.

We were originally incorporated in Nevada on March 20, 2006, as Pacific Syndicated Resources, Inc. On November 5, 2007, we entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Znomics, Inc., a privately held Delaware corporation (“Znomics Delaware”), and Znomics Acquisition, Inc. (“Acquisition Sub”), our newly formed wholly-owned Nevada subsidiary. In connection with the closing of this merger transaction, Znomics Delaware merged with and into Acquisition Sub (the “Merger”) on November 6, 2007, with the filing of articles of merger with the Nevada and Delaware secretaries of state. Subsequently, on November 6, 2007, we merged with our Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed our name to Znomics, Inc., effective November 6, 2007.

As a result of the Merger, we are primarily engaged in the business of developing a repository of gene mutations in zebrafish used in drug development and drug target development.  We anticipate that over the next year our business will change its focus to actual drug and drug target development activities.

Central to our activities is the zebrafish, a tropical fish belonging to the minnow family that has 80-90% of the same or similar genes as humans.  It is an increasingly important model organism in scientific research. Researchers are using this fish in medical and pharmaceutical studies in much the same way the laboratory mouse has been used for decades.

We have utilized the zebrafish in the development of our primary technology, the ZeneMark® Library (our “Library”), a repository of retrievable zebrafish lines with identified gene mutations. The mutated lines are used by Znomic’s scientists to study the effects of the mutated gene(s) for disease causation, to find potential drug targets, and to create assays and animal models of diseases for drug discovery work. The Zebrafish assays and disease models are used for screening of drug compounds to discover lead compounds with efficacy for treatment of human diseases.  Currently our Library contains insertions representing about 50% of the zebrafish genes and we hope to increase the number of mutated genes to nearly 90% over the next few years. No other company or scientific organization, to our knowledge, has accomplished an equivalent mutant library in a vertebrate. We also use this Library to breed and sell mutated zebrafish to universities for academic research and conduct drug target research on behalf of larger pharmaceutical companies.

We have discontinued all of our pre-Merger operations, including all of our mining operations.

The largest portion of our revenues in 2007 was derived from a grant and a drug target research contract with a large pharmaceutical company, both of which have been discontinued.  Currently, we have no research contracts with any pharmaceutical companies and no grants, resulting in that the largest portion of our revenues being derived from selling zebrafish at the current time.

Our fiscal year end is December 31.

Our principal offices are located at 2611 SW 3rd Avenue, Suite 200, Portland, OR 97201. Our phone number is (503) 827-5271.

The Offering

Securities Being Offered	Up to 3,490,828 shares of our common stock.

Offering Price and Alternative Plan of Distribution
All shares being offered are being sold by existing shareholders without our involvement, so the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares To Be Sold in This Offering	None

Securities Issued and to be Issued
11,072,547 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders.  There will be no increase in our issued and outstanding shares as a result of this offering.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Summary Financial Information

Through our Zebrafish genomics business operations, we lost $2,871,000 during the period from September 13, 2001 (inception) through March 31, 2008. As of March 31, 2008, we had $3,184,000 in current assets, and current liabilities in the amount of $725,000. Accordingly, we had working capital of $2,459,000 as of March 31, 2008.

Balance Sheet Data (in thousands)	As of December 31, 2006 (Audited).	As of December 31, 2007 (Audited).	As of March 31, 2008 (Unaudited)
Cash	$ 138	$ 3,659	$ 2,927
Total Assets	$ 463	$ 4,160	$ 3,516
Liabilities	$ 506	$ 708	$ 725
Total Stockholder’s Equity	$ (43)	$ 3,452	$ 2,791

Statement of Loss and Deficit (in thousands)	For the year ended December 31, 2006 (Audited).	For the year ended December 31, 2007 (Audited).	For the three months ended March 31, 2008 (Unaudited)
Revenue	$ 966	$ 636	$ 20
Loss for the Period	$ <129>	$ <1,192>	$ <687>

Risk Factors

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed.  Currently, shares of our common stock are quoted and traded on the OTCBB.  The OTCBB is a network of security dealers who buy and sell stock.  The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. As a result, the actual price of our stock is determined by prevailing market prices.  The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Financial Condition

Because the payment of dividends is at the discretion of the Board of Directors, investors may not realize cash dividends at the frequency or in the amounts they anticipate. Therefore, investors should not rely upon an investment in our company if you require dividend income.

We have never declared or paid any cash dividends on our Common Stock. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Distributions to our stockholders are subordinate to the payment of our debts and obligations. If we have insufficient funds to pay our debts and obligations, distributions to stockholders will be suspended pending the payment of such debts and obligations. Accordingly, investors must rely on sales of their own Common Stock after price appreciation, which may never occur, as the only way to recover their initial investment.   Investors should not rely on an investment in our Common Stock if they require dividend income.

If we are not able to raise additional funds in the future to complete our business plan and grow the business, we will not meet our long term business and financial goals.

We believe that the approximately $2.9 million in cash and cash equivalents which we had as of March 31, 2008, will provide sufficient liquidity into December 2008. Our future is currently dependent upon our ability to obtain financing and upon future profitable operations from drug discovery, contracts with pharmaceutical companies and sales of mutant fish lines. We anticipate that we will likely seek to raise additional equity capital of up to $8 to $10 million in the fourth quarter of 2008  to provide cash required for future operating activities. However, we have no commitments to obtain any additional funds and cannot be sure that we will be able to raise additional funds on favorable terms, if at all.  We cannot be certain that the future revenues we generate or capital we raise will be sufficient to meet our expected expenses.  If we do not have sufficient funds in the future we may have to eliminate a product or service line or cease operations.  We may be unable to fund growth, successfully develop or enhance technologies and products, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material and adverse effect on our business, results of operations and financial condition and the value of your investment.

If we raise additional funds by issuing equity securities, existing shareholders may experience significant dilution in their ownership interests. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could restrict our flexibility in making business decisions. Additionally, the holders of any such debt securities may hold additional rights superior to those of existing shareholders.

Because we have incurred net losses since our inception and we expect to continue to incur net losses for at least the next two years, we may never achieve profitability and our business may fail.

We have recorded net losses of approximately $129 thousand and $1.2 million for the years ended December 31, 2006 and 2007, and a net loss of approximately $2.9 million for the period from inception (September 13, 2001) through March 31, 2008. We anticipate that we will continue to incur net losses for at least the next 24 months due primarily to the expense of research and development and the lapse between any new product developments due to our research and resulting commercial sales, if any. Although our auditor has not issued a statement regarding our ability to continue as a going concern, investors should be aware of the additional risk associated with our history of losses and the likelihood of continued losses for at least the next 24 months and perhaps in perpetuity.

Risks Related to Our Business Model

Because we have a limited operating history related to our current business strategy, we are subject to the risks of failure associated with any new business ventures.

We have only recently incorporated our strategy of utilizing gene knock-out technology, or the process of making a gene inactive by introducing a mutated gene for testing purposes, to create a complete mutational gene library for the zebrafish and perform complementary research activities. Although several of our employees and consultants have considerable experience in many aspects of drug discovery work, we have limited experience as a company in drug target and drug discovery, which we anticipate being a significant part of our business.  We cannot be certain that we will be able to effectively or profitably provide such services or that a stable market will develop for our services. We will be required to spend significant funds and resources on development and marketing activities before many of our products and services generate revenue. We anticipate that those expenditures will include , acquiring laboratory equipment totaling approximately $317 thousand for 2008, compounds and access to compound libraries, and dedicating scientist and technician level employees to this aspect of drug discovery for an approximate cost of $300 thousand annually. In pursuit of these efforts, we have recently hired a chief scientific officer  and engaged consultants to collaborate with the Company on research efforts, and we recently leased additional laboratory and office space from Oregon Health and Science University (OHSU).

Because we are deploying unproven technologies, we may not be able to develop commercially successful products, and our business may fail.

The science of functional genomics, or the field of molecular biology that attempts to make use of the large amount of data produced by genomics studies, is still at an early stage.  We will require significant further research, development and testing to prove our technology and create awareness in our targeted markets of the benefits and reliability of our technology.  The risks of failure inherent in the development of products based on innovative technologies include the possibilities that drugs and drug targets discovered in the zebrafish may only occasionally be relevant to human disease, that third parties will market superior or equivalent products, and that our technology may become obsolete. We have certain employees with some experience in commercializing technologies similar to the ones we are developing but we may not be successful in commercializing our technologies or any products discovered through our research. Also, at this time we do not have any arrangements with any third parties regarding the commercialization of any future product or products, and it is possible that we may not be able to enter into any such arrangement on commercially acceptable terms or at all. In addition, rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses or even launch a product. If we cannot develop commercially viable technologies and products, it will be impossible to fulfill our strategic plan.

If zebrafish and our related services are not widely accepted by the market, our business may fail.

For us to achieve success, zebrafish must receive broader market acceptance and use by researchers and pharmaceutical companies.  For sales of our mutant fish lines, the market we are targeting and in which we must gain acceptance is academic research scientists at universities and non-profit research institutes. These scientists are generally conducting genetic, disease model, or drug target research. In addition, high-throughput in vivo screening and retroviral insertional mutagenesis of zebrafish (as defined in the section titled Description of Business), compared to similar technologies, must be accepted as a reliable and accurate.  Researchers will not use our products unless they are easy to use, efficient, safe and accepted by the scientific community.  Additionally, researchers must convert laboratory facilities from traditional animal models to zebrafish facilities.  We cannot be sure that researchers will use, accept or recommend our products or spend the resources to convert or develop their facilities. However, there are no government restrictions relating to the use of zebrafish in research that do not also apply to research with other animals, so there is no regulatory barrier or lack of governmental approval that might prevent researchers from using our products or technology.

Because we currently have limited resources, marketing and sales capabilities, we may be unable to profitably provide our products and services to the marketplace, and our business may fail.

We have developed the ZeneMark® Library and the production of mutant zebrafish and can provide certain drug target discovery services.  However, we do not currently have all of the resources, such as a large library of compounds, to be capable of providing drug discovery services. Significant additional expenditures and management resources will be required to develop an external sales force and implement a marketing strategy. We have limited experience in connection with the sales and marketing activities necessary to generate business in drug and drug target discovery and other services we plan to provide. There can be no assurance that we will be successful in developing such resources. Additionally, there can be no assurance that we will be able to enter into collaborative agreements with respect to products and services being developed by us on favorable terms, to the extent that we seek to enter into such agreements. We have hired an experienced drug development director, we plan to acquire compounds and access to compound libraries, and to dedicate technician level employees to this aspect of drug discovery in 2008.  We also recently hired employees and engaged consultants to focus on business development with pharmaceutical companies in the first half of 2008.

If we fail to manage growth effectively, our resources will be strained and may cause our business to fail.

Our systems, procedures, controls and management resources are not fully adequate to support planned future operations and the execution of our strategic plan. We need to hire management and scientific personnel, bring products and services to market, and develop a facility.  Failure to manage growth efficiently and effectively could result in slower development times and an overall impairment in the quality of our technologies, products and services, which may result in the loss of future collaborators or the failure to attract new collaborators, harm our reputation in the scientific community and materially and adversely affect our business, results of operations and financial condition.

If we are not able to effectively protect our patent and proprietary rights, other companies may capitalize on our research, and our business will suffer a material negative impact and may fail.

Our success will depend on our ability to develop and maintain proprietary aspects of our business. We rely on a combination of confidentiality protections, contractual requirements, trade secret protections, trademarks and patent applications to protect our intellectual property, which is our most valuable asset. The patent positions of biotechnology companies are highly uncertain and involve complex legal and factual questions. There can be no assurance any of our products or methods will be patentable, will not infringe upon the patents of third parties, or that our patents will give us an exclusive position in the subject matter claimed by those patents. We believe that we are establishing a strong proprietary position in the commercial use of zebrafish gene mutants through the ZeneMark® Library. We have filed a patent application with multiple claims on our proprietary retroviral mutagenesis technology and the ZeneMark® Library.  Our patent applications are numbered No. 60/514754, No. 10/678,949 and No. 11/594,810 and were filed October 4, 2002, October 6, 2003 and November 9, 2006, respectively.   We intend to file other patent applications as discoveries are made.  Thus far, we have not been granted any patents.  Other zebrafish companies have filed patents that are extremely broad and competitors could claim infringement.  We may be unable to avoid infringement of third party patents and may have to obtain licenses, defend infringement actions or challenge the validity of those patents in court. There can be no assurance a license will be available to us, if at all, on terms and conditions acceptable to us, or that we will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance that we will have or will devote sufficient resources to pursue such litigation. If we do not obtain a license under such patents, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant monetary damages, may encounter significant delays in bringing products to market or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment protected by such patents. There can be no assurance the pending patent applications licensed to or owned by us will result in issued patents, patent protection will be secured for any particular technology, any patents that have been or may be issued to us or our licensors will be valid or enforceable or that our patents will provide meaningful protection to us.  Patents, if issued, may not provide protection outside of the United States.

We also rely on trade secrets and other unpatented proprietary information in our product development activities. There can be no assurance other parties may not independently develop the same or similar information. We seek to protect trade secrets and proprietary knowledge in part through confidentiality agreements with employees, consultants, advisors and collaborators, but these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Those inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights.

Many of our contracts are fixed price and may be delayed or terminated or reduced in scope for reasons beyond our control, or we may under price or overrun cost estimates with these contracts, potentially resulting in financial losses.

Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and, accordingly, we bear the financial risk if we initially under-price our contracts or otherwise overrun our cost estimates. In addition, these contracts may be terminated or reduced in scope either immediately or upon notice. Cancellations may occur for a variety of reasons, including often upon the discretion of the customer. The loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, although our contracts frequently entitle us to receive the costs of winding down the terminated projects, as well as all fees earned by us up to the time of termination. Some contracts also entitle us to a termination fee.

Contaminations in our animal populations could damage our inventory, harm our reputation for contaminant-free production, and result in decreased sales.

Our research models and fish systems must be free of certain adventitious, infectious agents such as certain viruses and bacteria because the presence of these contaminants can distort or compromise the quality of research results and could adversely impact human or animal health. The presence of these infectious agents in our animal production facilities and certain service operations could disrupt our contaminant-free research model and fertile egg production as well as our animal services businesses, harm our reputation for contaminant-free production and result in decreased sales. We have not experienced a contamination of a serious nature.  We use state-of-the-art compartmentalized aquaculture systems monitored by computer controlled redundant equipment to reduce the risk of such a contamination.

Contaminations typically require cleaning up, renovating, disinfecting, retesting and restarting. This clean-up results in inventory loss, clean-up and start-up costs, and reduced sales as a result of lost customer orders and credits for prior shipments. In addition, contaminations expose us to risks that customers will request compensation for damages in excess of our contractual indemnification requirements. These contaminations are unanticipated and difficult to predict and could adversely impact our financial results. We have made significant capital expenditures designed to strengthen our biosecurity and have significantly improved our operating procedures to protect against such contaminations, however, contaminations may still occur. We do not currently carry insurance to cover contamination risk.

If we fail to comply with existing regulations, our reputation and operating results could be negatively impacted.

Any failure on our part to comply with existing regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to fail to verify that informed consent is obtained from participants in connection with a particular Phase I clinical trial, the data collected from that trial could be disqualified and we might be required to redo the trial at substantial cost to us. Furthermore, the issuance of a notice of observations or a warning from the FDA based on a finding of a material violation by us of good clinical practice, good laboratory practice or good manufacturing practice requirements could materially and adversely affect us.

Drug products such as those proposed to be developed by us or in partnership with our future collaborators are subject to an extensive regulatory approval process by the FDA and comparable agencies in other countries.  The regulation of new therapeutic products and diagnostics is extensive, and the required pre-clinical and clinical testing is lengthy and expensive. We do not have experience in seeking this type of governmental approval.

Should our drug discovery program find indications of the efficacy of a substance for the treatment of a human disorder, we may undertake further testing of the substance. The conduct of these studies must comply with national statutory or regulatory requirements for Good Laboratory Practice (GLP) as described in more detail in the section entitled “Governmental Regulation”.

Our existing research using the zebrafish as laboratory animals for genetic testing, as with similar research both nationally and internationally, is subject to a variety of national, regional, and local laws and regulations, which establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. These regulations and their applications to us are described in more detail in the section entitled “Governmental Regulation”.

If new technologies are developed, validated and increasingly used in biomedical research, demand for some of our products and services could be significantly reduced, resulting in reduced future revenue.

For many years, groups within the scientific and research communities have attempted to develop models, methods and systems that would replace or supplement the use of living animals as test subjects in biomedical research. Some companies have developed techniques in these areas, including vaccine development that may have scientific merit. Alternative research methods could decrease the need for research models, and we may not be able to develop new products effectively or in a timely manner to replace any lost sales.

If we experience a breach of the confidentiality of the information we hold or of the security of our computer systems, our reputation, client base, and revenue stream could be negatively impacted.

We operate large and complex computer systems that contain significant amounts of customer data. As a routine element of our business, we will collect, analyze and retain substantial amounts of data pertaining to our preclinical and clinical studies. Unauthorized third parties could attempt to gain entry to such computer systems for the purpose of stealing data or disrupting the systems. We believe that we have taken adequate measures to protect them from intrusion, but in the event that our efforts are unsuccessful we could suffer significant harm. In the event such information was compromised, we could suffer significant harm.

If we are not successful in obtaining licenses to essential technology or establishing strategic alliances, our ability to develop and commercialize technologies and products could be negatively impacted, and our business may fail.

We intend to enter into research and license agreements to secure rights to certain technologies and biological materials in our research and development processes. If we are unable to license necessary technologies and biological materials, this would have a material adverse effect on our business, financial condition and results of operations.

To the extent that our products incorporate one or more of these technologies, multiple royalties may be required to be paid by us on such products and our return on such products may be more limited than it otherwise would have been. Additionally, there are no assurances that the work done under these agreements will be successful or provide useful results or that we will be able to extend any or all of these agreements in order to continue or complete the developmental efforts performed under the agreements.  In addition, an important element of our business strategy is entering into strategic alliances for the development and commercialization of products and services based on our discoveries. We face significant competition in seeking appropriate collaborators. Moreover, these alliance arrangements are complex to negotiate and time-consuming to document. We may not be successful in its efforts to establish strategic alliances or other alternative arrangements. The terms of any such strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

To date, we have only entered into three such license agreements. In March 2008, we obtained a five year biological material license to a zebrafish genetic model of obesity from the Oregon Health and Science University, at a cost to us of $20,000.  We are refining this model and expect to begin compound screening in the third quarter of 2008.  There are no royalty provisions in this agreement.  In May, 2008 we entered into a one year agreement, which may be extended by mutual agreement, with the University of Utah and Dr. Nikolaus Trede for compound screening of T-cell assays for leukemia, lymphoma, autoimmune diseases and inflammation, obtaining rights to license new compounds discovered and also existing lead compound hits from previous screening done by the Trede labroratory. If licensed, Znomics would pay milestones on drugs successfully navigating clinical trials and royalties on drugs marketed. In July, 2008 we entered into another agreement with the Oregon Health and Science University and involving medicinal chemist Dr. Thomas Scanlan. It is a one year agreement for design and development of compounds for inflammatory diseases, with Znomics obtaining the exclusive right to negotiate a license for compounds produced. The biological mechanism of the Scanlan compounds for inflammation would be different from those of the Trede compounds. If licensed, Znomics would pay milestones on drugs successfully navigating clinical trials and royalties on drugs marketed

There can be no assurance that we will be successful in obtaining any other such biological material licenses from anyone else on acceptable terms, or at all.  If we do not, our business may be adversely affected.

If we are unable to locate and develop adequate facilities in a timely or cost-effective manner, our ability to execute our business plan will be impaired, and our business may fail.

To develop our drug and drug target discovery programs, and our screening services, we require additional space and equipment. We cannot be certain that we will be able to locate an adequate facility or that improvements to a facility will be constructed on the anticipated timetable or on budget.  In February 2008, we entered into an additional lease with OHSU for on-campus research and office space to augment our current space by approximately 1,600 square feet, including additional fish tank capacity, for a one year period. This additional space will cost us approximately $4,000 per month.  We do not have an agreement in place with OHSU for the rental of additional space and there can be no assurance that we will be successful in obtaining additional space on acceptable terms should it become necessary for us to seek additional space. We anticipate, however, pursuing space with OHSU for an additional office for our recently hired chief scientific officer.

Because we depend on key scientific and management personnel, if we fail to retain personnel, it could delay or hurt development of our key technologies.

Our business is dependent upon the performance of certain key employees, including our Chief Executive Officer, Richard Sessions, M.B.A.; Chief Scientific Officer, Dr. Bruce Beutel, Ph.D., Chief Financial Officer, Kerry Rea, M.T., Director of Operations, Dr. Stephen Kurtz, Ph.D.; Director of Drug Discovery, Dr. Stephane Berghmans, D.V.M., Ph.D.; Director of Genetics and Functional Genomics, Dr. David Ransom, Ph.D.; and Director of Bioinformatics, Dr. Jianxin Wang, Ph.D., M. Sc.. We believe that the unique combination of skills and experience possessed by these individuals would be difficult to replace, and the loss of any one of them could have a material adverse effect on us, including impairing our ability to execute our business strategy. We  have not purchased key-man life insurance for any of our personnel. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the loss of qualified employees could adversely affect our business and prospects. There can be no assurance that we will be able to retain our existing personnel.

We can give no assurance that all or any of these key employees will remain with us or will be productive. Competition for these individuals is intense and many of our key employees are at-will employees who are under no legal obligation to remain with us. Our competitors may choose to extend offers to any of these individuals on terms which we may be unwilling to meet. In addition, any or all of our key employees may decide to leave for a variety of personal or other reasons beyond our control. Also, our business depends upon the continued efforts, abilities and expertise of our executive officers.

If we fail to recruit additional qualified personnel to develop our business, our ability to compete successfully will be impaired and our business may fail.

We are highly dependent upon finding and retaining qualified scientific personnel. There is strong competition for qualified personnel in the genomics, pharmaceutical and biotechnology fields. As a development stage enterprise we cannot offer the stability of large, established companies and often cannot offer highly competitive salaries or benefit packages.  We may not be able to attract the qualified personnel necessary for the development of our business. The failure to recruit additional key scientific and technical personnel in a timely manner could harm our business.  To date, we have not experienced difficulty in attracting or retaining qualified personnel.

If changes in government regulations decrease the demand for the drug discovery services we plan to provide, our ability to successfully execute our business plan will be impaired.

Governmental agencies strictly regulate the drug development process and the healthcare industry. We are unable to predict what legislative proposals will be adopted in the future.  For example, implementation of health care reform legislation that contains drug costs could limit the profits that pharmaceutical companies can make from drug development, which could result in reduced research and development expenditures and decrease the opportunities available to us. Reform legislation containing maximum prices that consumers may be charged for drugs will limit profits or may impair our ability to recoup expenses.  This type of legislation would have the effect of reducing profit margins of pharmaceutical companies.  Lower profit margins for pharmaceutical companies may reduce their research and development budgets resulting is less spending for purchases of technologies and licensing of pre-clinical trial drugs from biotechnology companies, like ours.

If we garner negative attention from special interest groups, our reputation and business may be impaired.

Special interests groups categorically object to the use of animals for valid research purposes. Our research activities with zebrafish have not been the subject of animal rights activist or media attention. Research activities with animals in our industry have been the subject of adverse attention. Any negative attention or threats directed against our animal research activities in the future could impair our ability to operate our business efficiently.

Forward looking assessments have been prepared by the current Management of the company based on numerous assumptions, which may eventually prove to be incorrect.

Our ability to accomplish our objectives and whether or not we will be financially successful is dependent upon numerous factors, each of which could have a material effect on the results obtained. Some of these factors are within the discretion and control of management and others are beyond management’s control. The assumptions and hypothesis used in preparing any forward-looking assessments of profitability contained herein are considered reasonable by management. There can be no assurance, however, that any projections or assessments contained herein or otherwise made by management will be realized or achieved at any level. It is highly likely that our projections and predictions for our future performance will either materially understate or materially overstate our actual results.

Prospective investors should have any contemplated investment reviewed by their personal investment advisors, legal counsel and/or accountants to properly evaluate the risks and contingencies of investing in our common stock.

A wide range of factors could materially affect future developments and performance, including:

•
the impact of general economic and political conditions in the U.S. and in other countries in which we currently do business, including those resulting from recessions, political events and acts or threats of terrorism or military conflicts;

•	the impact of the geopolitical environment;
•	our ability to integrate the operations of recently acquired companies;
•	shifts in population and other demographics;
•	industry conditions, including competition;
•	fluctuations in operating costs;
•	technological changes and innovations;
•	changes in labor conditions;
•	fluctuations in exchange rates and currency values;
•	capital expenditure requirements;
•	the outcome of pending and future litigation settlements;
•	legislative or regulatory requirements;
•	interest rates;
•	the effect of leverage on our financial position and earnings;
•	taxes;
•	access to capital markets; and
•
certain other factors set forth in our filings with the Securities and Exchange Commission, including throughout this registration statement, and specific to our Plan of Operation, such as market acceptance of zebrafish, our Library, and related technologies, our ability to continue to successfully develop our Library, our ability to supply market demand, and other factors discussed in greater detail in this section entitled “Risk Factors” and elsewhere throughout this document.

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in the Company.

Because we conduct business outside of the United States, we are subject to risks of doing business in foreign countries which are not found in doing business in the United States.

A number of our customers who utilize or may utilize our products and services are located outside the United States. Doing business in foreign countries carries with it certain risks that are not found in doing business in the United States. The risks of doing business in foreign countries that could result in losses against which we are not insured include:

•	exposure to local economic conditions;
•	potential adverse changes in the diplomatic relations of foreign countries with the United States;
•	hostility from local populations;
•	the adverse effect of currency exchange controls;
•	restrictions on the withdrawal of foreign investment and earnings;
•	government policies against businesses owned by foreigners;
•	investment restrictions or requirements;
•	expropriations of property;
•	the potential instability of foreign governments;
•	the risk of insurrections;
•	risks of renegotiation or modification of existing agreements with governmental authorities;
•	foreign exchange restrictions;
•	withholding and other taxes on remittances and other payments by subsidiaries;
•	changes in taxation structure; and,
•	additional expenditures associated with compliance with the regulations of foreign governments.

We make mutant fish line sales to international customers. All mutant fish line sales are denominated in U.S. dollars.  Our customer base as of February 29, 2008 is comprised of 34% international customers and 66% domestic.  Currently, there is no currency exposure because all of our sales are denominated in U.S. dollars. However, changes in currency values may make our mutant fish lines more expensive for international customers and may adversely impact sales. In the year ended December 31, 2007, we recognized 2% of our total revenue and 16% of our mutant fish line sales from foreign customers.  We have foreign customers from the following countries: Australia, Austria, Belgium, Canada, Chile, France, Germany, Israel, Italy, Korea, Norway, Singapore, Switzerland, The Netherlands and United Kingdom.

Because our board of directors may change our operating policies and strategies without prior notice or stockholder approval, shareholders will be unable to evaluate whether such changes could harm our business and results of operations and the value of our stock prior to said changes or at all.

Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. However, the effects might be to cause harm to us.

Because our Executive Officers have significant influence over our affairs, they might cause us to engage in transactions that are not in our or our stockholders’ best interests.

In addition to managing us, our officers provide advice on our operating policies and strategies. Our officers may also cause us to engage in future transactions with them and their affiliates, subject to the approval of, or guidelines approved by, the Board of Directors. Our directors, however, rely primarily on information supplied by our officers in reaching their determinations. Accordingly, our officers have significant influence over our affairs, and may cause us to engage in transactions which are not in our best interest.

We anticipate that our business strategy moving forward will be primarily the utilization of both our technology platform and the expertise of our researchers to provide a new approach to drug development. However, our executive officers will have considerable discretion in the direction of our company, and individual shareholders will not have the opportunity to assess whether our funds are being used appropriately. Corporate funds may be used for corporate purposes that do not increase our operating results or market value, and until they are used, they may be placed in investments that do not produce income or that lose value.

Because certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock, other stockholders may be unable to exert any influence over our policies and management.

The table below indicates the number of shares and the respective percentage of 11,072,547 shares issued and outstanding as of June 17, 2008 including shares subject to options and warrants exercisable within sixty days:

Roger D. Cone	909,643 Shares	8.2%
Richard A. Sessions	896,916 Shares	8.1%
Stephen E. Kurtz	762,645 Shares	6.9%
Dwight A. Sangrey	744,340 Shares	6.7%
Wenbiao Chen	732,138 Shares	6.6%

Because the above shareholders individually and collectively hold a significant portion of our common stock, they have the ability to exert significant influence over our policies and management. The interests of these stockholders may differ from the interests of our other stockholders.

Because certain shareholders own an aggregate of approximately 36% of the issued and outstanding shares of our common stock, the market price of our shares would most likely decline if they were to sell a substantial number of shares all at once or in large blocks.

The table below indicates the number of shares and the respective percentage of 11,072,547 shares issued and outstanding as of June 17, 2008, including shares subject to options and warrants exercisable within sixty days:

Roger D. Cone	909,643 Shares	8.2%
Richard A. Sessions	896,916 Shares	8.1%
Stephen E. Kurtz	762,645 Shares	6.9%
Dwight A. Sangrey	744,340 Shares	6.7%
Wenbiao Chen	732,138 Shares	6.6%

Because the above shareholders individually and collectively hold 4,405,682 shares of our common stock, which equates to 36.53% of our issued and outstanding stock, the offer or sale of a large number of shares at any price may cause the market price to fall.  Sales of substantial amounts of common stock or the perception that such transactions could occur may materially and adversely affect prevailing markets prices for our common stock.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

Our executive officers and directors will devote only that portion of their time, which, in their judgment and experience, is reasonably required for the management and operation of our business. Executive management may have conflicts of interest in allocating management time, services and functions among us and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates.

Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us. This includes rendering advice or services of any kind to other investors and creating or managing other biotechnology or consulting-related businesses. Neither we nor any of the shareholders shall have the right in or to such other ventures or activities, or to the income or proceeds derived therefrom.

Because Roger Cone, our consultant, scientific advisory board member and a member of the company's board of directors, serves as an advisory board member to Mannkind Corporation, a biopharmaceutical company, his full focus is not on our operations.

Roger Cone, our consultant, scientific advisory board member and a member of the company's board of directors, currently serves as an advisory board member to Mannkind Corporation. While Mannkind is a biopharmaceutical company, we do not consider them to be a direct competitor as their main focus at this time is on the development of inhalable peptide products, such as insulin. If, however, they change their focus in the future, they may become our direct competitors. At that time, our board would make a decision regarding any need they may see to resolve any conflict of interest they deem to exist in their sole discretion.

Risks Related to Our Industry

Because the use of third party service providers by pharmaceutical and biotechnology companies in drug discovery and development may decrease, demand for our products and services may decline which could slow our growth and harm our business.

We believe that pharmaceutical and biotechnology companies look to third party service providers to support drug development due in large part to the investment in facilities and personnel and wide range of expertise required to support drug development.  A decrease in outsourcing activity could result in a diminished growth rate in the projected sales of one or more of our expected higher–growth areas and adversely affect our financial condition and results of operations.  In addition, economic factors and industry trends that affect our targeted customers in pharmaceutical and biotechnology industries will directly affect our business.

If a general reduction in research and development budgets at pharmaceutical and biotechnology companies is instituted, our business will be negatively impacted.

Our targeted customers include researchers at pharmaceutical and biotechnology companies. Our ability to grow and develop business is dependent upon the pharmaceutical and biotechnology companies spending funds on research and development with third party service providers. Research and development budgets can fluctuate and reduced spending could have a significant effect on the demand for our products and services. Research and development budgets can change due to mergers of pharmaceutical and biotechnology companies, spending priorities, institutional budgetary policies and other factors. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies.

If a reduction or delay in government funding of research and development is instituted, our business may be adversely affected.

Most of our zebrafish sales are to researchers at academic institutions whose funding is partially dependent on both the level and timing of funding from government sources.  Government funding of research and development is subject to the political process, which is inherently unpredictable. Our sales may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. A reduction in government funding for research programs could adversely affect our business and our financial results.

Risks Related to Legal Uncertainty

Because our articles of incorporation and bylaws and Nevada law limit the liability of our officers, directors, and others, shareholders may have no recourse for acts performed in good faith.

Under our articles of incorporation, bylaws and Nevada law, each of our officers, directors, employees, attorneys, accountants and agents are not liable to us or the shareholders for any acts they perform in good faith, or for any non-action or failure to act, except for acts of fraud, willful misconduct or gross negligence. Our articles and bylaws provide that we will indemnify each of our officers, directors, employees, attorneys, accountants and agents from any claim, loss, cost, damage liability and expense by reason of any act undertaken or omitted to be undertaken by them, unless the act performed or omitted to be performed constitutes fraud, willful misconduct or gross negligence.

If we or our collaborators fail to receive necessary regulatory approvals, we will be unable to commercialize drug products, and our business will be materially negatively impacted.

Products such as those proposed to be developed by us or our collaborators are subject to an extensive regulatory approval process by the FDA and comparable agencies in other countries. The U.S. government has recently established a working group to assess whether additional regulation in the area of genetic testing may be appropriate, which may ultimately result in further regulation. The regulation of new therapeutic products and diagnostics is extensive, and the required pre-clinical and clinical testing is lengthy and expensive. There can therefore be no assurance that FDA approvals will be obtained in a timely manner, if at all. We or our collaborators may encounter significant delays or excessive costs in efforts to secure necessary approvals or licenses. Even if FDA regulatory approvals are obtained, the FDA extensively regulates manufacturing, labeling, distributing, marketing, promotion and advertising after product approval. Moreover, several areas in which we or our collaborators may develop products involve relatively new technology and have not been the subject of extensive product testing in patients. Accordingly, the regulatory requirements governing such products and related clinical procedures are uncertain and such products may be subject to substantial additional review by various governmental regulatory authorities, which could prevent or delay regulatory approval. Regulatory requirements ultimately imposed on these and other areas could adversely affect our ability to clinically test, manufacture or market products. Sales of such products outside the United States will also be subject to regulatory requirements governing clinical trials and product approval. These requirements vary from country to country and could delay introduction of products in those countries. We can provide no assurances that any of such products will receive marketing approval from the FDA or comparable foreign agencies.

If we are named in a product liability lawsuit, we will have to expend Company resources to defend ourselves and our reputation and business may be negatively impacted.

Clinical trials, manufacturing, marketing and sale of any of our or our partners’ potential pharmaceutical products may expose us to liability claims from the use of such pharmaceutical products. We do not carry product liability insurance. The industry in which we operate is relatively new and there is little experience in the area of product liability. Our management has determined that the premiums associated with such insurance outweigh the benefits. However, if we determine in the future that we desire to obtain product liability insurance, there can be no assurance that we will be able to obtain such insurance if desired or, if obtained, that sufficient coverage can be acquired at a reasonable cost. There is also no assurance that our customers will be able to obtain product liability insurance at a reasonable cost. The inability to obtain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by us or our customers. A product liability claim or recall would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering

Because this registration statement does not render professional advice, investors should retain their own advisors regarding certain federal income tax and other considerations regarding this report.

The registration statement does not render professional advice. In particular, prospective investors should not construe the contents of this report as investment, legal or tax advice. Each prospective investor in our common stock should consult his own bankers, counsel, accountants and other advisors regarding the legal, tax, business, financial and other related aspects of a purchase of our common stock. No representation or warranty is made as to whether, or the extent to which, an investment in our common stock constitutes a legal investment for investors whose investment authority is subject to legal restrictions. These investors should consult their own legal advisors regarding such matters.

Because of new legislation, including the Sarbanes-Oxley Act of 2002, we may be unable to retain or attract officers and directors.

The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Securities Exchange Act of 1934. As a public company, we are required to comply with the Sarbanes-Oxley Act. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We continue to evaluate and monitor developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Because we will be subject to the “Penny Stock” rules once our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Because the market may respond to our business operations and that of our competitors, our stock price will likely be volatile.

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the FINRA. The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. Our shares are quoted on the OTCBB under the symbol “ZNOM.OB.” Prior to January 4, 2008, our common was quoted on the OTCBB under the symbol “PSRI”. We anticipate that the market price of our Common Stock will be subject to wide fluctuations in response to several factors, including: our ability to develop projects successfully; increased competition from competitors; and our financial condition and results of our operations. Since being quoted on the OTCBB our average trading volume has been N/A and the high and low trading prices have been $3.25 and N/A, respectfully.

As of June 2, 2008, the closing sale price of our common stock was $2.90 per share. The following are the high and low sale prices for the common stock by quarter as reported by the OTC Bulletin Board since January 1, 2006.

Fiscal Year Ending December 31, 2006
Quarter Ended	High $	Low $
March 31	0	0
June 30	0	0
September 30	0	0
December 31	0	0

Fiscal Year Ending December 31, 2007
Quarter Ended	High $	Low $
March 31	0	0
June 30	0	0
September 30	0	0
December 31	3.25	N/A

Three Months Ending March 31, 2008
Quarter Ended	High $	Low $
March 31	3.25	2.25

The quotations and ranges listed above were obtained from OTCBB.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Because we completed a merger through a "reverse merger," we may not be able to attract the attention of major brokerage firms.

There may be risks associated with our becoming public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

If a substantial number of shares are sold following registration, the market price for our common stock could decline.

If, following the registration of the 3,490,828 shares being offered for sale via this registration statement, any of our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. In addition, such sales could create the perception of difficulties or problems with our professional services or station acquisition strategy. As a result, these stock sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties.  We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements.  The actual results could differ materially from our forward-looking statements.  Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination of Offering Price

All shares being offered will be sold by existing shareholders without our involvement, consequently the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.

Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding.  Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

The selling shareholders named in this prospectus are offering 3,490,828 shares of common stock offered through this prospectus. The shares include the following:

•
3,253,333 shares of our common stock which were sold to a total of sixty-three (63) investors as part of a Private Placement which we completed on November 5, 2007. The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, afforded certain private placements under the state securities laws.

•
Warrants to purchase the 237,495 shares of common stock underlying the warrants at an exercise price of $1.50 per share were issued to our placement agents in the Private Placement, which we completed on November 5, 2007, in exchange for their services. Griffin Securities received 227,733 warrants and Bridgeworks Capital received 9,762 warrants in exchange for their services as placement agents as described above.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling shareholders as of June 17, 2008, including:

1.   the number of shares owned by each prior to this offering;
2.   the number of shares to be received upon the exercise of warrants;
3.   the total number of shares that are to be offered by each;
4.   the total number of shares that will be owned by each upon completion of the offering;
5.   the percentage owned by each upon completion  of the offering; and
6.   the identity of the beneficial holder of any entity that owns the shares.

The named party beneficially owns and has sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 11,072,547 shares of common stock outstanding on June 17, 2008.

Name of Selling Shareholder	Shares Owned Prior to this Offering	Shares To Be Received Upon The Exercise of Warrants	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Advanced Networking Systems, Inc. Attn: Mohammad Shafiq Sheikh 958 S Sunset Drive Tacoma, WA 98465	20,000		20,000	0	0.0%
Alaa M. Naser 3745 Farihaven Dr. West Linn, OR 97068	100,000		100,000	0	0.0%
Albert P. Gambetti Jr. 0323 SW Flower St Portland, OR 97239	16,667		16,667	0	0.0%
Boris Volman 135-30 Grand Central, Apt. 512 Kew Gardens, NY 11435	50,000		50,000	0	0.0%
Brian J. Jensen Trust "B" Attn: C. James Jensen, Trustee 650 Bellevue Way NE, #3704 Bellevue, WA 98004	20,000		20,000	0	0.0%
Campana Limted Partnership Attn: Stu Bell 350 Willow St Southport, CT 06890	100,000		100,000	0	0.0%
Christine Davis Ekman 5824 S. Prescott St Littleton, CO 80120	16,667		16,667	0	0.0%
Christine M. Jurgensen 1155 N. Ponderosa St. Canby, OR 97013	20,000		20,000	0	0.0%
Core Fund, LP Attn: Steven Shum One SW Columbia Street, Suite 900 Portland, OR 97258	260,000		260,000	0	0.0%
Craig & Christine Jarrett 5707 Ridge Top Court Lake Oswego, OR 97035	26,667		26,667	0	0.0%
Daintree Holdings, Inc. 3rd Floor, Montague Sterling Centre East Bay Street Nassau, Bahamas	17,000		17,000	0	0.0%
Daniel David Tompkins Separate Property Trust 20111 Stevens Creek Blvd, #130 Cupertino, CA 95014	50,000		50,000	0	0.0%

Douglas B. and Claudia P. Quist 1383 Devona Terrace Sunnyvale, CA 94087	66,667		66,667	0	0.0%
Egatniv, LLC Attn: Joshua Greenberg 150 West 46th Street, 6th floor New York, NY 10036	66,667		66,667	0	0.0%
Gary Applegate 557 Elk Meadow Loop Tooele, UT 84074	33,333		33,333	0	0.0%
Gary Vallaster 2746 NE 24th Ave Portland, OR 97212	28,000		28,000	0	0.0%
Gerald A. Pogue Jr. 60 Patterson Ave Greenwich, CT 06830	12,000		12,000	0	0.0%
Adrian Stecyk(1) c/o Griffin Securities 17 State Street New York, NY 10004		197,733	197,773	0	0.0%
Bernard Carrey(1) c/o Griffin Securities 17 State Street New York, NY 10004		15,000	15,000	0	0.0%
Julia Lancian(1) c/o Griffin Securities 17 State Street New York, NY 10004		15,000	15,000	0	0.0%
Hans Powers & Jessie Lau 5120 SW 1st Ave Portland, OR 97239	16,667		16,667	0	0.0%
Harry Fox c/o Advanced Strategies Corp 1838 Stuyvesant Ave East Meadow, NY 11554	50,000		50,000	0	0.0%
Imtiaz K. Madni IRA 12100 Renick Lane Silver Spring, MD 20904	65,000		65,000	0	0.0%
Imtiaz Madni & Neelofar Madni Jt Ten 12100 Renick Lane Silver Spring, MD 20904	20,000		20,000	0	0.0%
Jensen Children's Trust Attn: C. James Jensen, Trustee 650 Bellevue Way NE, #3704 Bellevue, WA 98004	60,000		60,000	0	0.0%
Jerry Arnold IRA 4380 SW Laurelwood Ave Portland, OR 97225	16,667		16,667	0	0.0%
Jerry Chatel 39853 E. Costilla Ave Bennett, CO 80102	33,333		33,333	0	0.0%
JJ Consulting Corp - Pension Fund Attn: C. James Jensen 650 Bellevue Way NE, #3704 Bellevue, WA 98004	20,000		20,000	0	0.0%

Kathleen Brewer IRA Attn: Steven Shum Rubicon Global Asset Management LLC 1 SW Columbia Street, Suite 900 Portland, OR 97258	33,333	33,333	0	0.0%
Largess Incorporated Attn: Rene Guardiola 50 West Liberty Street, Suite 880 Reno, NV 89501	33,333	33,333	0	0.0%
Lindsay A. Rosenwald, MD 6 Forest Lane Lawrence, NY 11559	66,667	66,667	0	0.0%
M. Reaz Shaheed 4585 SW Mueller Dr. #G-205 Beaverton, OR 97007	16,667	16,667	0	0.0%
Mai N Pogue CGM IRA Rollover Cust 7851 Fisher Island Drive Fisher Island, FL 33109	38,000	38,000	0	0.0%
Mara Gateway Associates, LP Attn: Lisa Clark 11832 Sunrise Drive NE Bainbridge Island, WA 98110	250,000	250,000	0	0.0%
Marcus Braun 9004 SW 9th Dr Portland, OR 97219	33,333	33,333	0	0.0%
Mark S. Litwin Trust DTD 4/9/97 919 Sir Francis Drake Blvd, Suite 202 Kentfield, CA 94904	16,667	16,667	0	0.0%
Mary K. Dorst Attn: Steven Shum Rubicon Global Asset Management LLC 1 SW Columbia Street, Suite 900 Portland, OR 97258	60,000	60,000	0	0.0%
Matthew C. & Marian O.H. Brouns 6837 SE 36th Avenue Portland. OR 97202	33,333	33,333	0	0.0%
Max and Jennifer Lee Kwai 1235 SW Hume St. Portland, OR 97219	16,667	16,667	0	0.0%
MCP Capital Corp. Ltd 60 Patterson Ave Greenwich, CT 06830	50,000	50,000	0	0.0%
Michael Katz PO Box 8188 Jerusalem Israel Alternate Address: 1460 Westwood Blvd. #300 Los Angeles, CA 90024	200,000	200,000	0	0.0%
Michael Maher 155 Wellington Rd Garden City, NY 11530	16,667	16,667	0	0.0%
Michael W. Engmann 38 San Fernando Way San Francisco, CA 94127	20,000	20,000	0	0.0%

Mohammad Rahman IRA 7 Walking Woods Drive Lake Oswego, OR 97035	50,000	50,000	0	0.0%
Mohammad Shafiq Sheikh 22501 100th Ave S.E. Kent, WA 98031-3243	20,000	20,000	0	0.0%
Ranjan Lal 1822 North Mohawk Street Chicago, IL 60614	6,667	6,667	0	0.0%
Ray and Janet Jackson 157 Kualapa Place Lahaina, HI 96761	100,000	100,000	0	0.0%
Richard Fernandes 129 Quarter Horse Lane Fairfield, CT 06824	100,000	100,000	0	0.0%
Richard Molinsky 51 Lords HWY East Weston, CT 06883	30,000	30,000	0	0.0%
Robert N. Garff 1 Leekward Glen Lafayette, CA 94549	200,000	200,000	0	0.0%
Robert S. Coleman Trust UDT 3/13/85 Attn: Robert S Coleman, Trustee 300 Tamal Plz. #280 Corte Madera, CA 94925	200,000	200,000	0	0.0%
Roger and Midge Cone(2) 16563 S. Hattan Rd. Oregon City, OR 97045	33,333	33,333	0	0.0%
RP Capital LLC Attn: Erick Richardson 10900 Wilshire Blvd, #500 Los Angeles, CA 90024	66,667	66,667	0	0.0%
Rubicon Global Halal Fund Attn: Blake Goud 1 SW Columbia, #900 Portland, OR 97258	10,000	10,000	0	0.0%
Satyen S. Saraswat 1426 Georgetown Lane Murfreesboro, TN 37129	16,667	16,667	0	0.0%
Scott Chandler 7903 S. Franklin Court Littleton, CO 80122	33,333	33,333	0	0.0%
Scott Liolios 2431 W Coast Hwy, #205 Newport Beach, CA 92663	66,667	66,667	0	0.0%
Somerset Consulting Group Defined Benefit Pension Plan Attn: Leslie G. Phairas 1615 Meadow Road Chico, CA 95926	33,333	33,333	0	0.0%
Steve Ike 180 Brannan Street, #119 San Francisco, CA 94107	33,333	33,333	0	0.0%

Suresh C. Saraswat 1426 Georgetown Lane Murfreesboro, TN 37129	33,333		33,333	0	0.0%
Trillium Software Attn: John Lassell 10940 SW Barnes Road Portland, OR 97225	16,667		16,667	0	0.0%
W. Woodruff Tompkins Trust Restated 2/22/88 14740 Sobey Road Saratoga, CA 95070-6234	33,333		33,333	0	0.0%
Wallace E. Smith Jr. IRA PO Box 904 Lake Oswego, OR 97034	16,667		16,667	0	0.0%
Wallace E. Smith PO Box 904 Lake Oswego, OR 97034	16,667		16,667	0	0.0%
Mark Waller (1) c/o BridgeWorks Capital 1820 North Shore Road Lake Oswego, OR 97034		9,762	9,762	0	0.0%
Walter Bilofsky, Trustee of the Eight Family Trust W/T/A DTD 11/8/99 4804 Paradise Drive Tiburon, CA 94920	50,000		50,000	0	0.0%
Will K. Weinstein Revocable Trust UTA 2/27/90 Attn: Chritsina Kalman 1 Ferry Building, Suite 255 San Francisco, CA 94111	16,667		16,667	0	0.0%

(1)
Adrian Stecyk, Bernard Carrey, Julia Lancian, and Mark Waller are considered affiliates of Broker-dealers. Each of these affiliates acquired the securities in the ordinary course of business and at the time of acquisition of such securities, the selling stockholder had or will have no agreement or understandings, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise; and

(2)	Roger Cone is our Director.

                                         Except as indicated above, none of the selling shareholders;
•	has had a material relationship with us other than as a shareholder at any time within the past three years;
•	has been one of our officers or directors; or
•	are broker-dealers, underwriters, or affiliates of broker-dealers.

Plan of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

1.	on such public markets or exchanges as the common stock may from time to time be trading;
2.	in privately negotiated transactions;
3.	through the writing of options on the common stock;
4.	in short sales,
5.	in any combination of these methods of distribution; or
6.	any other method permitted by applicable law.

Our common stock is quoted on the over-the-counter bulletin board (“OTCBB”) administered by the FINRA, so the offering price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders.  The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.  The sales price to the public may be:

1.   the market price of our common stock prevailing at the time of sale;
2.   a price related to such prevailing market price of our common stock; or
3.   such other  price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.  In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least 180 days is entitled to sell his or her shares.  However, Rule 144 is not available to shareholders for at least one year subsequent to an issuer that previously met the definition of Rule 144(i)(1)(i) having publicly filed, on Form 8K, the information required by Form 10.

As of the date of this prospectus, no selling shareholder has held their shares for more than 180 days and it has not been at least one year since the company filed the Form 10 Information on Form 8K as contemplated by Rule 144(i)(2) and (3).  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

The selling shareholders may also sell their shares directly to market makers acting as agents in unsolicited brokerage transactions.  Any broker or dealer participating in such transactions as an agent may receive a commission from the selling shareholders or from such purchaser if they act as agent for the purchaser. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us.  Such partners may, in turn, distribute such shares as described above.

We are bearing all costs relating to the registration of the common stock.  The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act in the offer and sale of the common stock.  In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1.	not engage in any stabilization activities in connection with our common stock;
2.	furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3.	not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

Legal Proceedings

We are not a party to any pending legal proceedings.

Our agent for service of process in Nevada is Cane Clark LLP, 3273 E. Warm Springs Rd., Las Vegas, Nevada 89120.

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth information regarding the members of our board of directors and our executive officers and other significant employees. All of our officers and directors were appointed on the effective date of the Merger. All of our directors hold office until the next annual meeting of stockholders and their successors are duly elected and qualify. Executive officers serve at the request of the board of directors.

Name	Age	Office(s) Held
Roger D. Cone	50	Director
Richard A. Sessions	68	Chief Executive Officer and Director
Bruce A. Beutel	44	Chief Scientific Officer
Charles Blitzer	67	Director
Stephen E. Kurtz	52	Director, Secretary
Dwight A. Sangrey	67	Chairman of the Board of Directors
Kerry D. Rea	49	Chief Financial Officer
David Ransom	42	Director of Genetics and Functional Genomics, Senior Scientist
Stephane Berghmans	39	Director of Drug Discovery
Jianxin Wang	41	Director of Bioinformatics

Set forth below is a brief description of the background and business experience of our current executive officers and directors.

Richard A. Sessions, M.B.A. is a co-founder of Znomics Delaware and has served as its Chief Executive Officer on a consulting basis since 2001. Mr. Sessions brings extensive experience in research management to the Company. He co-founded Northwest NeuroLogic and served as its Chief Executive Officer from 1993 to 1996. From 1990 to 2001 he served as Administrative Director of the privately endowed ($40 million) Vollum Institute at OHSU. Prior to that he spent nineteen years in engineering and medical research management at UCLA, including positions as the Executive Officer of the UCLA School of Engineering and Applied Sciences and Administrative Director of the School of Medicine’s Center for Ulcer Research and Education. Mr. Sessions holds a B.A. from California State University, Fresno, an M.S.W. from the University of Southern California and an M.B.A. from the UCLA Graduate School of Management.

Bruce A. Beutel has over 15 years of experience in drug discovery research. Prior to joining Znomics, he was a drug discovery consultant since 2007.  From 1995 to 2007, Mr. Beutel held drug discovery research roles of increasing responsibility with Abbott Laboratories, Inc.  From 2006 to 2007, Mr. Beutel was Senior Director, Target and Lead Discovery.  From 2003 to 2006 he was Director, Metabolic Disease Research.  Prior to joining Abbott, from 1993 to 1995, Mr. Beutel was Group Head, Discovery and Senior Scientist with PharmaGenics, Inc, a biotechnology company.  Mr. Beutel holds a Bachelor of Science in Biology from the University of Chicago and a Ph. D. in Molecular Biology from the University of Wisconsin-Madison.

Charles Blitzer is a member of our board of directors.  From May 1, 2006 to the present, Mr. Blitzer has been President and CEO of PreEmptive Meds, Inc., a privately held pre-disease therapeutics company.  From July, 2005 to April, 2006, he served as President and CEO of Barbeau Pharma, Inc., a privately held pharmaceutical company.  From June 1, 2004 to July, 2005, he served as President and CEO of Fulcrum Pharmaceuticals, Inc., a privately held drug design/development company.  From May,1996 to May, 2003, he served as Chairman and CEO of MGI Pharma, Inc., a publically traded, oncology-focused, pharmaceutical company.  Mr. Blitzer earned his B.S. in Pharmacy from the University of Toledo, Toledo, Ohio.  He earned his J.D. from American University, Washington College of Law, Washington, D.C., and M.B.A. from Rockhurst College, Kansas City, Missouri.

Stephen E. Kurtz, Ph.D. is a co-founder of Znomics Delaware and has served as its Director of Operations since February 2008.  From 2006 to February 2008 he served part time as Manager of Marketing and Product Development. Dr. Kurtz is also our corporate secretary and a director.  From 2004 through February 2008 he served full time as a researcher at the Veteran’s Administration Hospital in Portland, Oregon. He served full time as a Senior Scientist of Znomics Delaware in 2002. He was previously Chief Scientific Officer at Northwest NeuroLogic. From 1992 to 1997 Dr. Kurtz was a Senior Scientist in the Department of Microbial Molecular Biology at the Bristol-Myers Squibb Research Institute, Princeton, New Jersey. Dr. Kurtz received his B.A. in Biology from Brown University, and his Ph.D. in Molecular Genetics and Cell Biology from the University of Chicago.

Dwight A. Sangrey, Ph.D., P.E. is a co-founder of Znomics Delaware and has served on the Board of Directors since its inception in 2001 and as Chairman since 2007. He has over 40 years of experience in management, engineering, higher education and public policy. Practicing experience includes more than 30 years in project management or more senior responsibilities, including 10 years as Division or Chief Operating Officer and 12 years as Chief Executive Officer. Between 1999 and 2005, Dwight Sangrey was employed full time by Golder Associates, a private, international technology company with 5,000 employees.  He was a Principal with the firm and served as a Director in 2001, 2002 and 2003.  Dr. Sangrey continued to work for Golder Associates  through 2007 on a part-time basis. Dr. Sangrey has been involved for more than 25 years in the process of developing viable businesses based on technology research and the leadership of university/industry/government economic development organizations. He has served as a member of the Board of Directors of 10 public corporations or privately funded technology-based start-up companies. However, he does not currently serve as a member of the Board of Directors of any firm other than Znomics. He is the author of more than 120 technical publications. Dr. Sangrey has a Ph.D. in engineering from Cornell University.

Roger D. Cone, Ph.D. is a co-founder of Znomics Delaware and has served as its Director since 2001. Dr. Cone is currently Director of the Center for the Study of Weight Regulation and a Senior Scientist at the Vollum Institute at OHSU in Portland, Oregon, and devotes approximately 20 percent of his time and effort to our business. Dr. Cone was also a co-founder of Northwest NeuroLogic, along with Mr. Sessions. He has served as a scientific advisory board member to Neurocrine Biosciences, Lexicon Genetics and Trega Biosciences, and is a current scientific advisor to the public biopharmaceutical company, Mannkind Corporation. He has authored over 130 publications in the field of neuroendocrinology and obesity, and is the recipient of national and international awards for his research in this area. Dr. Cone earned his B.A., summa cum laude, in Biochemistry from Princeton University, where he graduated Phi Beta Kappa, and his Ph.D. in Biology from the Massachusetts Institute of Technology (MIT).

Kerry D. Rea has been our Chief Financial Officer since November 12, 2007. Mr. Rea, age 49, has over 20 years experience in finance. Prior to joining Znomics, he was a consultant from 2006 to 2007. From 2004 to 2006, he served as Vice-President and Controller of AccessLine Communications. From 2003 to 2006, he served in various consulting roles. From 1997 to 2002, he served as Vice-President of Finance and Vice-President and Controller of Electric Lightwave. From 1987 to 1997, he served in progressive finance roles with Mattel and two predecessor companies. Mr. Rea holds a Bachelor of Science of Business Administration from Oregon State University and a Masters of Taxation from Portland State University.

Dr. David Ransom has served as Director of Genetics and Functional Genomics and Senior Scientist since July 2007.  From 2001 to 2007 he served as an American Cancer Society Research Fellow, Faculty member at Oregon Health and Science University (OHSU), and member of the OHSU Cancer Institute. Dr. Ransom holds a B.S. in Biology from the College of William and Mary and a Ph.D., Anatomy and Cell Biology from the University of Virginia.  Dr. Ransom has also received postdoctoral training with Dr. Len Zon at Harvard University Medical School.

Dr. Stephane Berghmans was hired as Director of Drug Discovery effective March 10, 2008.  From 2004 to 2008 he served as head of safety pharmacology at Summit plc.  From 2004 to 2008 he was a research fellow at the Department of Pediatric Oncology, Dana Farber Cancer Institute, Harvard Medical School. Dr. Berghams holds a B.S. in Veterinary Sciences from Catholic University in Louvain, Belgium, a D.V.M. from University of Liege, Belgium, and a Ph.D. in Molecular Biology from University of Liege, Belgium.  Dr. Berghams has also received Postdoctoral training at the Department of Pediatric Oncology, Dana Farber Cancer Institute, Harvard University Medical School.

Dr. Jianxin Wang, has served as Director of Bioinformatics since June 2007.  Previously he served the Company as a scientist from 2005 to 2007.  Prior to that he served at the Roswell Park Cancer Institute in Buffalo, NY from 2002 to 2005.  Dr. Wang holds a B.S. in Biology from Liaoning University, Shenyang, China, a Ph.D. in Molecular Biology from the University of Buffalo, and a M.S. in Computer Science, also from the University of Buffalo. Dr. Wang has accepted a full time position with the Ontario Institute of Cancer Research and as a result, is becoming a 20% part-time employee effective June 26, 2008.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws.  Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees and Consultants

We do not have employment agreements with Mr. Sessions. We have employment agreements with Dr. Beutel, Dr. Berghmans, Dr. Ransom, Dr. Wang, Dr. Kurtz and Mr. Rea that provide for at-will employment. These scientific and administrative personnel, except for Dr. Beutel,  have assigned all rights to any inventions discovered during their employment with the Company and have agreed not to solicit customers, employees or consultants of the Company for one year following termination of their employment.  Dr. Beutel is expected to sign such an agreement soon.

Several of our employees and consultants have drug discovery experience as follows:

Bruce A. Beutel, Ph.D, Chief Scientific Officer joined the Company in June 2008.  He has more than fifteen years experience in various aspects of drug discovery at Abbott Laboratories, Inc. (1995-2007) and PharmaGentics, Inc. (1993-1995).  His most recent position at Abbott Labs was senior director of target and lead discovery where he led a team of 85 scientists.  His work has resulted in seven patents, more than 30 publications and drugs from two different projects advancing into human clinical trials.

Stephen Kurtz, Ph.D., Director of Operations, has been an industry scientist with four pharmaceutical or bioscience companies (Bristol-Myers-Squibb, Northwest NeuroLogic, Neurocrine Biosciences and Targeted Genetics). In this capacity he has developed primary drug screens using cell-based technology for several kinds of drug targets and identified an active drug compound from high capacity screening.

David Ransom, Ph.D., Director of Genetics and Functional Genomics, has more than twelve years experience in genetics and cancer research using zebrafish as a model for human development and disease.  He has extensive expertise in large-scale genetics screens, genomics, and in the characterization of drug targets for the treatment of human cancer. He has also discovered and characterized molecular drug targets which were subsequently used in the pharmaceutical industry for drug discovery work.

Stephane Berghmans, D.V.M., Ph.D., Director of Drug Discovery, has several years experience at biotechnology companies leading teams of scientists in performing safety pharmacology and therapeutic assay automation using the zebrafish. He successfully led and managed a large automation project resulting in a high-throughput increase in four zebrafish disease-related assays.  He has identified novel anti-epileptic drugs using zebrafish.

Roger Cone, Ph.D. a Director, consultant and member of the Company’s scientific advisory board, has developed disease assays in the zebrafish.  Previously, using mice, he discovered and characterized molecular drug targets which were subsequently used in the pharmaceutical industry for drug discovery work in the field of obesity.

Thomas S. Scanlan, Ph.D. a consultant and member of the Company’s scientific advisory board, is a Professor of Physiology & Pharmacology and Director of the Program in Chemical Biology at Oregon Health & Science University. Dr. Scanlan is a leader in the field of hormone action and molecular endocrinology, and also has expertise in drug discovery and preclinical drug development.  He has many years of experience in developing new drug compounds, some of which have entered into human clinical trials.

Roy G. Smith, Ph.D., a consultant and member of the Company’s scientific advisory board, is Professor and Director of the Huffington Center on Aging, Baylor College of Medicine in Houston

Texas.  Dr. Smith was previously Vice President of Basic Research, Merck Research Laboratories.  Dr. Smith conducted innovative drug discovery programs while at Merck and Co., and has expertise in all phases of drug discovery from drug target discovery and high-throughput screening to design and implementation of clinical trials. High throughput screening is the testing of hundreds of thousands of drug-like compounds against a disease assay, or against a biological target, using automated equipment where there is rapid analytical determination of the interaction of the compound with the target. When positive reactions are found, this is typically the starting point for drug design and/or determining the nature of a biological process.

We have twenty-five (25) total employees, three of which are part time, including management, administrative support, and research staff. None of our employees are covered by a collective bargaining agreement. We have consulting relationships with several scientific advisors who review the feasibility of research and development programs under consideration, provide advice concerning advances in areas related to our technology and aid in recruiting personnel.  All of our scientific advisors are employed by academic institutions or other entities, and may have commitments to, or agreements with, other entities that may limit their availability.

Family Relationships

There are no family relationships among our directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership of our Common Stock as of June 17, 2008 by (1) all persons who are beneficial owners of 5% or more of its voting securities stock, (2) each director, (3) each executive officer, and (4) all directors and executive officers as a group. The information regarding beneficial ownership of our common stock has been presented in accordance with the rules of the Securities and Exchange Commission. Under these rules, a person may be deemed to beneficially own any shares of capital stock as to which such person, directly or indirectly, has or shares voting power or investment power, and to beneficially own any shares of our capital stock as to which such person has the right to acquire voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing (a) (i) the number of shares beneficially owned by such person plus (ii) the number of shares as to which such person has the right to acquire voting or investment power within 60 days by (b) the total number of shares outstanding as of such date, plus any shares that such person has the right to acquire from us within 60 days. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.

Except as otherwise indicated, all Shares are owned directly and the percentage shown is based on 11,072,547 Shares of Common Stock issued and outstanding as of June 17, 2008. Addresses for all of the individuals listed in the table below are c/o Znomics, Inc., 2611 SW 3rd Avenue, Suite 200, Portland, OR 97201.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership(1)(2)	Percent of class(2)
Current Executive Officers & Directors:
Common	Roger D. Cone(3)	909,643 Shares	8.2%
Common	Richard A. Sessions(5)	896,916 Shares	8.1%
Common	Stephen E. Kurtz(4)	762,645 Shares	6.9%
Common	Dwight A. Sangrey	744,340 Shares	6.6%
Common	Bruce A. Beutel	0 Shares	0.0%
Common	Kerry D. Rea	0 Shares	0.0%
Total of All Current Directors and Officers:		3,313,329 Shares	29.9%
More than 5% Beneficial Owners
Common	Wenbiao Chen	732,138 Shares	6.6%

(1)	Includes shares held directly with sole voting and investment power, unless otherwise indicated.
(2)	Includes shares subject to stock options and warrants that are held by the individual and exercisable within 60 days.
(3)	Includes a warrant to purchase 12,215 shares that is exercisable at $0.8195 per share.
(4)	Includes options to purchase 24,405 shares at an exercise price of $0.8195 per share, all of which are vested.
(5)
Includes options to purchase 73,214 shares of Common Stock and a warrant to purchase 3,666 shares of Common Stock at an exercise price of $0.8195 per share and an option to purchase 48,809 shares of Common Stock at an exercise price of $0.9220 per share, all of which are vested.

Description of Securities

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.001 per share. As of June 17, 2008, there were 11,072,547 shares of our common stock issued and outstanding, held by eighty-seven stockholders of record. We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.  A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

As of June 17, 2008, there are 237,495 warrants to purchase shares of our capital stock issued and outstanding with an exercise price of $1.50 per share and exercisable until October 2012 which we issued to our placement agent in the private offering in exchange for their services.  We are registering the resale of the common stock that underlies these warrants as part of this registration statement.

Further, in connection with the merger, we assumed outstanding warrants of Znomics Delaware entitling holders to purchase an additional 56,131 of our common stock at an exercise price of $0.82 per share and exercisable until October 17, 2008.

Options

As of June 17, 2008, we have issued and outstanding options to purchase 882,948 shares of our common stock outstanding with exercise prices between $0.41 per share and $1.50 per share.  These options will expire by their terms between June, 2015 and December 2017.  These options are employee stock options that we assumed as part of the merger with Znomics Delaware.

Convertible Securities

With the exception of the Warrants and Options discussed above, we do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Transfer Agent

The transfer agent for our common stock is Signature Stock Transfer, 2301 Ohio Drive, #100, Plano, Texas 75093.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply.  Our articles of incorporation and bylaws do not state that these provisions do not apply.  The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada; have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Moore & Associates, Chartered, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Moore & Associates, Chartered has presented their report with respect to our audited financial statements. The report of Moore & Associates, Chartered, is included in reliance upon his authority as an expert in accounting and auditing.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Organization within the Last Five Years

We were originally incorporated on March 20, 2006 in Nevada, as Pacific Syndicated Resources, Inc. We were an exploration stage company that was set up to engage in the exploration of mineral properties.

On November 5, 2007, we entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Znomics, Inc., a privately held Delaware corporation (“Znomics Delaware”), and Znomics Acquisition, Inc. (“Acquisition Sub”), our newly formed wholly-owned Nevada subsidiary. In connection with the closing of this merger transaction, Znomics Delaware merged with and into Acquisition Sub (the “Merger”) on November 6, 2007, with the filing of articles of merger with the Nevada and Delaware secretaries of state. Subsequently, on November 6, 2007, we merged with our Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed our name to Znomics, Inc., effective November 6, 2007.

In addition, pursuant to the terms and conditions of the Merger Agreement:

• Each share of Znomics Delaware common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive one share of our common stock. As a result, the shareholders of Znomics Delaware received 5,740,849 newly issued shares of our common stock.

• We issued 3,253,333 shares of our common stock to investors as a result of closing a private offering exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.

• We assumed outstanding options under the Znomics Delaware stock option plan to purchase 672,346 shares of Znomics Delaware common stock.  These options will be converted into options to purchase 672,346 shares of our common stock on the same terms and conditions, including varying exercise prices between $0.41 per share to $1.11 per share and exercise termination dates between June 2015 and September 2017.  The assumed stock option plan allows the issuance of options to purchase a maximum of 2,193,258 shares of our common stock, inclusive of these issuances.

• We assumed outstanding warrants of Znomics Delaware entitling holders to purchase 65,893 shares of Znomics Delaware common stock.  These warrants will be converted into warrants to acquire 65,893 shares of our common stock. Of these warrants, 56,131 are held at an exercise price of $0.82 per share and exercisable until October 17, 2008, and 9,762 are held at an exercise price of $1.50 per share and exercisable until June 30, 2012. In addition, we issued warrants to purchase 227,733 shares of our common stock at a price of $1.50 per share to our placement agent in the private offering in exchange for their services.

• Following the closing of the merger, in a separate transaction, our former Chief Executive Officer and sole director and certain of our other shareholders agreed to cancel and return a portion or all of their common stock into treasury.  In total, these shareholders retired 4,731,085 shares of common stock.

• As a result, following these events, there were 11,072,547 shares of our common stock issued and outstanding.

As a consequence of the Merger, we will no longer pursue our mineral claims and have already assigned these assets to our former president who has agreed to indemnify us against any related liabilities.

Description of Business

Overview

We are primarily engaged in the business of utilizing both our technology platform and the expertise of our researchers to provide new approaches to drug development for the pharmaceutical industry and for general medical research. Central to our activities is the zebrafish, a tropical fish belonging to the minnow family that has 80-90% of the same or similar genes as humans.  It is an increasingly important model organism in scientific research. This trend was recognized by a Wall Street Journal article of August 8, 2003 which reported the following: “Edging aside the trusty laboratory mouse in certain genetic studies is the tiny zebrafish....  Researchers are using the striped creature to reveal the secrets of diseases of the heart, brain, and aorta, as well as leukemia, muscular dystrophy and vision and hearing disorders.”

We have leveraged the zebrafish in the development of our primary technology, the ZeneMark ® Library (our “Library”), a repository of retrievable zebrafish lines with identified gene mutations. To make the library, we utilize a process known as retroviral insertional mutagenesis to cause mutations in zebrafish. Retroviral insertional mutagenesis is the process of artificially engineering changes in one or more genes of an organism.  We achieve this by placing into a zebrafish embryo a small amount of foreign DNA taken from a virus, or inserting a retrovirus, and thereby creating a mutation in the zebrafish DNA. DNA (deoxyribonucleic acid) is a nucleic acid that contains the genetic instructions used in the development and functioning of all known living organisms. After injection of retrovirus into a fish embryo, the fish are later analyzed to determine which genes have been disrupted from this gene altering process. The results of this analysis are then used by scientists in further research to study the effects of the mutated gene(s) for disease causation, to find potential drug targets, and to create animal models of diseases for drug discovery work. The zebrafish assays and disease models are used for screening of small molecule compounds to discover lead compounds with efficacy for treatment of human diseases.  Currently our Library contains insertions representing about 50% of the zebrafish genes and we hope to increase the number of mutated genes to nearly 90% over the next few years. No other company or scientific organization, to our knowledge, has accomplished an equivalent mutant library in a vertebrate, or are utilizing a mutant library as a source of drug targets and disease models for in vivo drug screening, as we plan to do.

Industry Background

Despite the tremendous technological advances in genetics and functional genomics of the past three decades, including the development of recombinant DNA technologies and the completion of the Human Genome Project, productivity in the drug discovery industry has declined. According to the Pharmaceutical Research and Manufacturers of America (PhRMA), the total research and development budget for the pharmaceutical industry has increased 20-fold over the last two and a half decades, from $2 billion in 1980 to $40 billion annually in 2005, but the number of new drugs launched has remained relatively constant, in the range of 10 to 20 per year. Many factors underlie this decrease in productivity, including the establishment of higher safety and efficacy standards for FDA approval and the increased biological complexity of the diseases for which adequate treatments have not yet been found. Decreasing productivity in a high-risk, high-reward endeavor such as drug discovery puts a premium on new technologies and approaches, and is the commercial force driving the genomics and functional genomics industries.

Experimentation to identify safe and effective drugs is conducted first using in vitro (outside a living organism) systems, so all early drug discovery is conducted using model systems. Since scientists must identify laboratory proxies that are related to human physiology, these model systems can be highly indirect and simplified.  Much of the biopharmaceutical industry is based largely on a reductionist model that assumes that modulating the activity of a single drug target (for example, a receptor, ion channel, or enzyme – protein receptors in cells that stimulate or block specific biological actions) is the best approach to finding new drugs. Typically, the chosen disease target is expressed in tissue culture cells, and the cells are then used to screen huge chemical compound libraries in high-throughput assays to find compounds that stimulate (agonize) or inhibit (antagonize) the target protein.

Problems with this approach include the fact that targets can only be screened one at a time, efficacy and non-toxicity must be determined in follow-up on animal studies, and many diseases are complex and may be better treated by drugs that act on more than one target. According to PhRMA, only one in 1,000 lead compounds (chemical compounds that have pharmacological or biological activity and whose chemical structures are used as a starting point for chemical modifications in order to improve potency, selectivity, or pharmacokinetic parameters) identified today, largely through the single drug target approach, are sufficiently safe and effective in animal trials to proceed to human testing, and only one in five of these compounds that enter clinical development survives human testing and receives FDA approval.

In the early days of the pharmaceutical industry, compounds were sometimes initially screened in whole animal models of disease. Compounds that were identified, by virtue of their activity in vivo (within the whole, living organism), were known to have sufficient efficacy and the minimal pharmacokinetic properties necessary to be reasonable lead drug candidates. A major problem with this approach was the extremely time consuming, inefficient and expensive process of screening compound banks in rodents in vivo.

A solution that addresses the deficiencies inherent in the two approaches described above is the development of a drug discovery method that combines the power of whole (live) animal drug testing for finding safe and effective compounds with the speed and high-throughput capabilities of drug screening against single targets in cultured cells. We believe that high-throughput, in vivo drug screening in the zebrafish is such a method.

Zebrafish as the Key Model Organism – Solving Key Problems with Current Drug Discovery

We believe that the zebrafish provides an excellent vertebrate model for drug and drug target discovery for the following reasons:

•
Vertebrate physiology in a small organism with a short life cycle. Zebrafish are small, develop ex utero, and have a short generation time. Female fish lay approximately 200 eggs per week, year-round. At three to five days post-fertilization, each fish is a free-swimming, free-feeding organism complete with almost all of the organ systems found in mammals, including heart, brain, blood, and pancreas. It is estimated that zebrafish have 80-90 percent of the genes found in humans.

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Robotic screening. The zebrafish is suited for robotic screening as a live animal. The three-to-five day old fish is approximately 1 to 2 mm in length, and can be examined using high-throughput screening assays. In addition, live zebrafish can be quantified and sorted automatically on the basis of fluorescent intensity using modified fluorescence-activated cell sorting (FACS) machines.

•
Simple and efficient drug administration. The zebrafish is an excellent organism with regard to drug dosing, since the gill system of the fish efficiently transports many small molecules into its bloodstream.

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Direct observation of internal organs. The zebrafish is transparent for approximately the first seven days of its development. Thus, in contrast to the mouse, the structure and function of internal organs, cells, and tissues in the zebrafish can be readily observed, and direct visualization can thus form the basis for automated drug and drug target screens.

Drug Discovery Utility

Based on these properties, the use of zebrafish provides a new approach to drug discovery. For example, Type II diabetes results from the progressive desensitizing of peripheral tissues to the hormone insulin. Research on several potential drug targets for the treatment of Type II diabetes has led to the discovery of compounds that are only partially effective. To test compounds for their ability to stimulate insulin responsiveness in a rodent, one would have to inject compounds intravenously, and then draw blood to measure glucose and/or insulin levels. The time and expense involved in breeding and assaying the hundreds of thousands of mice necessary to screen a typical compound library make this approach impractical. In contrast, use of the zebrafish as a model system for diabetes is expected to allow robotic screening of hundreds of thousands of compounds in live fish within a matter of weeks, using a fluorescent marker that will indicate quantitatively the degree of peripheral insulin sensitivity in the transparent zebrafish.

Within the last ten years, mutant zebrafish lines isolated from large-scale chemical mutagenesis screens have been utilized to advance understanding of vertebrate development.  Chemical mutagenesis, however, has not proven to be an efficient method to produce mutant fish compared with our retroviral insertional mutagenesis process.  More recent work demonstrates that the zebrafish is also an excellent model for studying human disease, since conservation of genes across vertebrate species has been well-documented, and conservation of sites and mechanisms of drug actions have been demonstrated in the zebrafish. For example, in multiple cases, new human disease genes have been discovered through research in the zebrafish; examples include genes causing deafness and anemia.  Other investigators have demonstrated that well-known human pharmaceuticals are active in the zebrafish. For example, the cholesterol-lowering drug Lipitor (atorvastatin) blocks cholesterol accumulation in the zebrafish (Dr. Marnie Halpern, Carnegie Institute of Washington, Washington, D.C.), and the anti-inflammatory cyclo-oxygenase inhibitor Indocin (indomethacin) blocks prostaglandin synthesis in the zebrafish as it does in humans (Dr. Garret FitzGerald, University of Pennsylvania, Philadelphia).  Novartis, Genentech and Merck have all initiated aspects of drug discovery or drug target discovery research programs utilizing the zebrafish.

Drug Target Discovery Utility

Drug targets are molecular components in the organism to which a drug compound binds to produce its pharmacological effect. In addition to their use in whole animal drug discovery, zebrafish are highly suitable for drug target discovery.  Since a great deal of pharmaceutical company research is directed towards identifying new drug targets, which may then be used for high-throughput, single-target drug screening, there is a significant financial incentive in the industry to develop new methods for drug target discovery. We have developed a novel drug target discovery platform, based upon our retroviral insertional mutagenesis  technology in the zebrafish. Using an assay for a disease process, we can employ a single genetic screen of a large number of fish with different mutated genes to find which disrupted genes have effect in the assay.   This approach is known as “forward genetics”, defined as the cloning of genes corresponding to mutations affecting key steps in physiological processes, in order to build genetic models of a given process or disease.  This “forward genetics” approach is used in our proprietary drug target discovery activities and will be utilized in collaborative drug discovery relationships with companies interested in conventional target-based drug discovery as well.  We expect to capitalize on the essentially unrealized promise that genomics and functional genomics will bolster the productivity of drug target discovery.

Sale of Mutant Fish Lines and Services

Our ZeneMark ® Library is a searchable catalogue of mutated zebrafish lines that can be viewed at our website (Znomics.com). The library currently contains more than 11,000 strains of fish representing mutations in approximately half of the known genome.  Ancillary to our drug discovery business, we sell mutant fish lines to university researchers. More than 100 scientists at different universities have ordered mutant fish lines from Znomics. We have developed good relationships with many researchers in the zebrafish academic community through scientific meetings and collaborative contacts including those who have acquired our lines. Through these relationships we expect to be able to license new disease models, assays and drug compounds developed in academic laboratories to strengthen our drug discovery effort. We attempt to acquire the right to negotiate for an exclusive license to inventions resulting from use of our fish lines by university researchers. This negotiation takes place when scientists submit a Material Transfer Agreement (“MTA”) to become eligible to order zebrafish either online or by calling our office. Due to the long lead times on research, none of these agreements have yet resulted in a license.

We now have established more than 100 MTA’s with university customers. The terms of the agreements are substantially similar.

The MTA is substantially the same for each customer.  The agreement details the responsibilities related to intellectual property discovered as a result of using our mutant fish.  The agreements provide us with a right of first negotiation for inventions resulting from research utilizing the mutant fish.  In the event that one or more of the customer’s employees is the sole inventor of an invention, the customer shall have the right to determine whether to file any patent applications claiming such invention.

The terms by which we sell zebrafish are typically 50% of the payment due prior to preparation of the fish, and the balance due upon shipment of the mutant fish.  Purchase contracts are not of any specific duration.  We attempt to generate a specific mutation per customer order on a best efforts basis.  There are no specific termination provisions in the MTA.

We ship our mutant fish line products to customers primarily using standard overnight delivery services such as FedEx. Sales of our mutant fish line products are currently via web page introduction followed by customer service support of customer calls or emails.  No sales agents or inside sales people are utilized.

Services to pharmaceutical customers are sold via direct contact by the Company’s management to the customer’s research management.

To date our association with university scientists has resulted in three license agreements. In March, 2008 we entered into an exclusive five year biological material license to a zebrafish genetic model of obesity from the Oregon Health and Science University, at a cost to us of $20,000.  We are refining this model and expect to begin compound screening in the third quarter of 2008.  There are no royalty or milestone provisions in this agreement.

In May 2008, we entered into a research and licensing agreement with Dr. Nikolaus Trede and the University of Utah for pre-clinical compound discovery for T-Cell related diseases of leukemia, lymphoma, auto-immune diseases and inflammation.  The Nikolaus Trede laboratory will consult with Znomics on selecting a diverse panel of compounds for screening using zebrafish T-cell assays to be mutually agreed upon and then screen tens of thousands of compounds from the Utah Library; develop with Znomics new kinds of T-cell assays; retest a number of hit compounds in zebrafish that had been discovered in previous Trede Lab screening work and perform additional analysis on these hits; perform cell culture and other assays using different T cell lines and other cell lines; perform validation by other means such as mass spectroscopy and test selected compounds for T-cell activity in mice; and transmit previous and new hits and data to Znomics. The University of Utah and the Trede lab will receive research payments from Znomics to fund this work and also receive a success payment on achievement of the deliverables. The workscope term is for 12 months and can be extended by mutual agreement.

Znomics will have an exclusive option from the University of Utah to a worldwide license on inventions during the term of the agreement and for six months following receipt of notice of invention, involving all T-cell technology including current and future compounds of the Trede Lab at pre-negotiated terms. These terms include payment by Znomics to the University of Utah a non-refundable initial fee of $33,175 upon execution of the agreement, and a research fee of $99,525 upon completion of due diligence on the chemical library and initiation of the program.  We are also required to make a success fee to the University of Utah of $101,183 upon completion of certain deliverable items and research services. We are also required to make an aggregate of $850,000 in payments for milestones achieved on certain events including issuance of patents, initiation of clinical phase trials and first sale of a drug.  Znomics will also pay an annual maintenance fee of $5,000 on each anniversary of the effective date of the license agreement. Znomics will pay a royalty in a low single-digit percentage range on sales of the licensed product limited to a maximum of $1 million annually. We are obligated to make these royalty payments on sales of the licensed products without time limit.  If Znomics sublicenses future compounds, revenue sharing payments within range to be negotiated from 10% to 35% of all consideration from a license partner is to be paid, excluding full time equivalent staff support. Termination of the agreement can be effected by 30 days notice from either party, but obligations or liabilities accrued under the agreement remain in effect.

In July, 2008 we entered into another agreement with Oregon Health and Science University, involving medicinal chemist Dr. Thomas Scanlan. In the one year agreement, the Thomas Scanlan laboratory will design and synthesize small molecules known as “dissociating glucocorticoids” for inflammatory disease, test binding affinity of the compounds against receptors, perform lead optimization and validation, and transfer compounds to us for further testing. The University and Dr. Scanlan will receive a total of $115,000 in research payments from us to fund this work over a 12 month period.

We will have an exclusive option from the University to negotiate an exclusive worldwide license on the developed compounds during the agreement and for a period of 150 days after being notified of an invention. If licensed, the terms are expected to include Znomics paying a non-refundable initial fee of around $75,000, milestone payments of approximately $850,000 in the aggregate on achievement of certain events including issuance of patents, initiation of clinical phase trials and first sale of a drug. We would be expected to pay a low annual maintenance fee of $5,000 on each anniversary of the effective date of the license agreement, a royalty in a low single-digit percentage range on sales of the licensed product. If licensed, we may be required to make these royalty payments on sales of the licensed products without time limit. If Znomics sublicenses future compounds, Znomics is expected to pay OHSU 40% of all sublicense consideration received by Znomics within the first year of the sub license agreement, 20% within the second year and 10% thereafter. Termination of the agreement can be effected by 90 days notice from either party.

There can be no assurance that we will be successful in developing any drug targets or compounds using the technology we have licensed pursuant to these agreements.

Status of New Products and Services

Our revenue for 2007 was generated exclusively through the sale of zebrafish, the receipt of NIH grants for research, and by conducting drug target discovery research for a publicly-held pharmaceutical company, Merck, Inc.   Drug target discovery research involves the process of looking for a gene that causes or affects a disease or disorder. We plan to continue the mutant fish sales and to apply for additional research grants to provide revenue in support of our internal research activities.

As of December 31, 2007, we have completed the work contemplated by the Merck agreement.  The contract was terminated March 2008.The work for Merck involved gene target discovery in the obesity field and we provided them information on several discovered targets in March, 2007. As a result of the agreement between the companies, Merck has the right to exclusively or non-exclusively license, at previously agreed upon fee amounts, any or all of the targets for a period of 20 months following March, 2007. Thus, Merck’s licensing rights to the targets extend into November, 2008. If Merck does not exercise the license rights exclusively, then in December, 2008, we will have rights to use any of the non-licensed or non-exclusively licensed gene targets for our own programs, to use them in association with programs developed with other companies, or to directly out-license the targets to other companies.

Our primary business goal moving forward is to identify new lead drug compounds for human diseases such as obesity, diabetes, cancer and inflammation through compound screening in vivo. We intend to partner with pharmaceutical and biotechnology companies in finding new drug targets and lead compounds for diseases that are ready for clinical testing. We believe that such partnerships will provide the most significant source of revenue for us moving forward if we are able to negotiate upfront and ongoing research payments, payments on achieving certain progress milestones, and royalties from drugs that are marketed. Negotiating such terms is not unusual in the pharmaceutical industry.  At present, we do not have any such contracts in place.

In March 2008 we leased new laboratory space in the Biological Research Building at OHSU  for drug discovery work and have been making capital expenditures, primarily for research equipment.  In March 2008 we hired a new Director of Drug Discovery, Stephane Berghmans, Ph.D., who has considerable experience in performing compound screening using zebrafish. We are in process of hiring additional Ph.D. and technician staff to work with Dr. Berghmans.   In June 2008 we hired a new chief scientific officer, Bruce Beutel, Ph.D., who has considerable biotechnology and pharmaceutical company experience in drug discovery leadership.

We plan to develop our drug discovery effort to find lead compounds for three diseases (obesity/ diabetes, inflammation and cancer) on a proprietary basis and through research partnerships with academic investigators.  In May 2008, through a research and licensing agreement with Dr. NikolausTrede and the University of Utah, our compound screening operations with zebrafish have commenced at that site for pre-clinical compound discovery for T-cell related diseases of leukemia, lymphoma, autoimmune diseases and inflammation. For our obesity work, we are currently testing and refining our assay in preparation for compound screening at our Portland, Oregon site. Actual compound screening work on obesity is expected to commence in late summer 2008.

At any time in the drug discovery process we may decide to propose to a pharmaceutical or biotechnology company a partnership in the particular disease area. The partnership could occur early in the process, for example, where we have a disease model or assay and are ready to do screening, or more likely, at a stage where we already have an identified a lead compound for a disease.  Much will hinge on the particular value we have achieved in the drug discovery process and whether suitable terms with a pharmaceutical company can be obtained. Generally, the further along we are in the process, the more valuable the deal can be. It is possible, although not our aim at this time, for our company to pursue some clinical studies with a drug compound, assuming we have or could raise sufficient financial resources for this purpose. In such situation, we would probably contract out the FDA approvals and clinical trials to firms that specialize in such work.  At any point in the clinical trials process, for example after successful completion of Phase I trials, we could partner with a pharmaceutical company to continue drug development and FDA approvals.

Competition

Competition in genome mapping and the related fields of drug discovery and drug target discovery is intense and is expected to increase. Our future activities may include identifying and patenting drug candidates and drug targets, and to secondarily develop reagent products and services, activities in which we will experience significant competition from pharmaceutical and biotechnology companies. At this time, we are not aware of any other commercial entity that is researching or developing a retroviral insertional mutagenesis library in the zebrafish. Different methods of mutagenesis are being used or developed in a variety of organisms including zebrafish, but to our knowledge these have disadvantages in cost or efficacy. Chemical mutagenesis is a prevalent technique but it is markedly less efficient. The following are functional genomics companies known to us to focus on and have experience with the zebrafish.

Public Companies

Charles River Laboratories (NYSE:CRL), Wilmington, Massachusetts

Charles River Laboratories is a global provider of rodent strains and services for the drug discovery and development process. In addition to research models and services, Charles River Laboratories supports every step of the drug development pipeline with divisions dedicated to preclinical and clinical services. Recently, they have created a zebrafish division that offers genetic mapping services for the zebrafish.

Summit plc (AIM:SUMM), United Kingdom

Summit is a chemical genomics company that provides services to the pharmaceutical, biotech and agrochemical industries. Utilizing model organisms, such as zebrafish, Summit enables customers to assess compounds in a high throughput in vivo screen. Summit plans to offer this in vivo screening to drug discovery as well as toxicology partners. Additionally, it plans to use this platform internally for high throughput chemical screens for the development of novel drugs, focusing on neurodegenerative and neuromuscular disease, cancer, ophthalmic disease and regenerative medicine. On March 22, 2007, Summit acquired zebrafish company Danio Labs (U.K.) for 16.5 million pounds. Danio Labs was a privately-held zebrafish company doing compound screening, and a competitor to Znomics. Danio was about twice the size of Znomics in terms of employees and was focused on disease areas in ophthalmology and neurology. Danio intended to pursue a strategy of repositioning known drugs (and drug combinations) for new indications, and had built a portfolio of pre-clinical and clinical candidates. In addition to using these technologies for its own research, the company also planned to provide drug discovery services to other pharmaceutical companies, in the areas of safety pharmacology, embryotoxicology and compound activity screening, as well as through target validation and collaborative research programs.

Private Companies

Phylonix Pharmaceuticals, Inc., Cambridge, Massachusetts

Phylonix is concentrating on developing and marketing proprietary, in vivo zebrafish-based assays for contract screening for cancer, cardiovascular disease, immune function, and organ toxicity. Phylonix is a contract research organization, rather than a drug-discovery company, and is privately owned. Phylonix owns several issued United States patents on research tools including methods for drug screening in zebrafish using microtiter plates (Patent # 6,299,858), transplantation of human cells in zebrafish (Patent # 6,761,876), and methods for assessing drug candidates for angiogenesis and vasculogenesis in zebrafish (Patent # 7,041,276).

ZF BioLabs, Madrid, Spain

ZF BioLabs maintains breeding stocks of zebrafish and continuously produces eggs and embryos that are available at different stages of development for research activities. The company plans to offer toxicity studies using zebrafish embryos and larvae for early stage drug assessments and ecotoxicity studies. Also, ZF BioLabs is collaborating with Spanish universities in research and development projects to develop a proprietary zebrafish technology platform for drug discovery.

Zygogen, LLC, Atlanta, Georgia

Zygogen, LLC, founded in 1999, focuses on the development of proprietary zebrafish models of human disease for preclinical drug discovery. Zygogen’s two broad proprietary technologies are Z-Tag SM and Z-Lipotrack SM . Zygogen is the exclusive licensee of the Medical College of Georgia Research Institute Patent No. 6,380,458 and submitted subsequent patent application No. 2002/0178461.  Other patent applications include No. 2004/0143865, No. 2005/0120392 and 2005/017789 (University of California).  The Z-Tag SM system enables Zygogen to design transgenic zebrafish with physiologically relevant expression of modified genes and markers, such as fluorescent proteins, to model human disease. Z-Lipotrack SM technology enables Zygogen to track lipid metabolism in real-time. Areas of focus include angiogenesis, neurodegeneration, lipid metabolism, thrombosis and toxicity testing. The company also offers morpholino injection and analysis services based on exclusively licensed patented technology from the University of Minnesota.

Luminomics, Inc., St. Louis, Missouri

Luminomics was founded in 2002 and creates degenerative disease models in zebrafish that reveal how particular cells and tissue types regenerate in vertebrates. Their disease models enable high-throughput genetic and pharmacological screens to identify candidate drug targets. They have submitted a patent application on a transgenic zebrafish model system for discovery of molecular pathways that stimulate cell type specific regeneration. Their in-house research emphasis is on degenerative diseases.

Sources and availability of raw materials and the names of principal suppliers

We utilize various lab supplies which are widely available from multiple sources.  Currently, our only significant contractor, 454 Life Sciences, provides deoxyribonucleic acid (DNA) sequencing services to us.  Deoxyribonucleic acid (DNA) is a nucleic acid that contains the genetic instructions used in the development and functioning of all known living organisms. DNA sequencing is an important step in our ongoing research that enables us to build our Library and develop additional gene mutated fish lines. Although we currently contract all of our outsourced DNA sequencing processes to 454 Life Sciences, our management believes alternate suppliers exist for this service.

Dependence on limited customers

We sell genetically mutated zebrafish to more than 100 investigators at state and private universities, both nationally and internationally.  All of our current and prospective customers for the sale of zebrafish are university-based research labs. There are no other major customers for mutant fish products. If another equally effective but easier or less costly means of mutating genes in fish is discovered or is marketed by another company, there would likely be a significant decrease in this segment of our business.

Our intention is to negotiate additional drug target discovery and/or drug discovery contracts with pharmaceutical companies in the next twelve months.  However, no service contracts have been secured since inception with any pharmaceutical company other than Merck, which was terminated in March 2008 and has not been renewed. While there is no assurance, in view of our current focus and development activities, we anticipate that contracts with biotechnology or pharmaceutical companies will be a major source of revenue in the next two to five years.

We are ready to enter into a drug target development contract with a pharmaceutical or biotechnology company at any time based on our existing ZeneMark library technology. The estimated work phases required by us to best enable the company to enter into a drug discovery contract with a pharmaceutical or biotechnology company are as follows: discovery of compound hits in our zebrafish compound screens, chemical refinement of those hit compounds into lead compounds (often called “hit-to-lead” work), testing of those lead compounds in mammals for confirmation of drug efficacy and minimal toxicity, and preparation of the biological and chemistry data into a  package for presentation to potential partnering firms.

Patents, Trademarks and Licenses

Intellectual Property

We believe that we are establishing a strong proprietary position in the commercial use of zebrafish gene mutants through the ZeneMark® Library. We have filed a patent application with multiple claims on our proprietary retroviral mutagenesis technology and the ZeneMark® Library.  Our patent applications are numbered No.10/678,949, No. 11/594,810 and No. 12/046,138 and were filed October 6, 2003, November 9, 2006 and March 11, 2008, respectively.   We intend to file other patent applications as discoveries are made.  Thus far, we have not been granted any patents.  Our intellectual property strategy is to establish strong proprietary positions in four areas:

·	zebrafish disease models;
·	methodology and use of zebrafish retroviral insertional mutagenesis (gene disruption), including our ZeneMark® Library of mutated and marked genes;

·	drug targets based on discovered or functionally defined genes and proteins; and
·	proteins or chemical compounds to serve as therapeutic drugs for human diseases.

Additionally, we have registered “Znomics” and “ZeneMark” as trademarks.

Licensing Arrangements

We hope to license patentable technology from universities and university scientists that have obtained mutant fish lines or technical services from us, as well as from other universities and scientists who have not obtained fish lines. Discoveries made by a university scientist while using our technology are usually eligible for acquisition, and we normally sign Material Transfer Agreements (MTA) with the scientist and the university. The MTA is substantially the same for each customer.  The agreement details the responsibilities related to intellectual property discovered as a result of using the Company’s mutant fish.  The agreements provide the Company with a right of first negotiation for inventions resulting from research utilizing the mutant fish.  In the event that one or more of the customer’s employees is the sole inventor of an invention, the customer shall have the right to determine whether to file any patent applications claiming such invention.  The terms typically provide for one-half payment upfront with the balance due upon shipment of the mutant fish.  No specific duration of the contract exists.  The Company attempts to generate a specific mutation per customer order on a best efforts basis.  There are no specific termination provisions in the MTA. We currently have more than 100 such agreements in place, and expect to enter into more.

We plan to develop our drug discovery effort to find lead compounds for three diseases (obesity/ diabetes, inflammation and cancer) on a proprietary basis and through research partnerships with academic investigators. In March 2008, we obtained a five year biological material license to a zebrafish genetic model of obesity from the Oregon Health and Science University, at a cost to us of $20,000.  We are refining this model and expect to begin compound screening in the third quarter of 2008.  There are no royalty provisions in this agreement.  In May, 2008 we entered into a one year agreement, which may be extended by mutual agreement,  with the University of Utah and Dr. Nikolaus Trede for compound screening of T-cell assays for leukemia, lymphoma, autoimmune diseases and inflammation, obtaining rights to license new compounds discovered and also existing lead compound hits from previous screening done by the Trede labroratory. If licensed, Znomics would pay milestones on drugs successfully navigating clinical trials and royalties on drugs marketed. In July, 2008 we entered into another agreement with the Oregon Health and Science University and involving medicinal chemist Dr. Thomas Scanlan. It is a one year agreement for design and development of compounds for inflammatory diseases, with Znomics obtaining the exclusive right to negotiate a license for compounds produced. The biological mechanism of the Scanlan compounds for inflammation would be different from those of the Trede compounds. If licensed, Znomics would pay milestones on drugs successfully navigating clinical trials and royalties on drugs marketed.

There can be no assurance that we will be successful in developing any drug targets or compounds using the technology we have licensed pursuant to this agreement.

Most university investigators who want to acquire our mutant fish lines believe it will help them in their research to discover the function of a particular gene, or to establish the role of a gene in relation to other genes in cellular pathways for a given biological mechanism. Some university investigators are developing disease assays and models. Some investigators are performing compound screening using known assays or assays they have developed. If the use of our mutant fish lines leads to an invention or discovery of interest to us, the MTA language provides us a paid up non-exclusive right to use the invention for internal research purposes, and the first right to negotiate for an exclusive commercial license to the invention.  We estimate that with more than 100 researchers using our mutant lines, there will be perhaps three to ten discoveries within the next two years that may be of interest to us.

As noted above, the signed MTA gives us the right to a non-exclusive license to the technology for internal research purposes. We anticipate no difficulty in acquiring the technology in such situation. There could be some difficulty in using the technology, however, if we find that we cannot replicate its function or attributes in our laboratory. In such case, we would consult and work with the university investigator to make the technology perform in our lab as it has in the investigator’s lab. For those situations where we have the first right to negotiate for an exclusive license to the invention or discovery, we may encounter difficulty in coming to mutually acceptable terms with the university’s technology transfer officials. It may be that the university considers the technology to have a greater value than we are willing to pay for it. If we turn down their offered terms, the university may find other parties willing to accept the terms and pay their price. In such cases, we could lose out on acquiring the technology.

Need for Governmental Approval

Drug products such as those proposed to be developed by us or in partnership with our collaborators are subject to an extensive regulatory approval process by the FDA and comparable agencies in other countries.  The regulation of new therapeutic products and diagnostics is extensive, and the required pre-clinical and clinical testing is lengthy and expensive.  In general, this process involves various phases of testing including initial testing in animals before final approval for use in humans.  This includes testing to determine effectiveness and testing against placebos.  Even following final approval, regulation continues as to the distribution and use of any new drug with continual government monitoring required.  While we may participate in this process indirectly through the use of drugs we discover through our research programs, we do not intend to go through the FDA process by ourselves for any new drug discovery.  We expect to license or sell any such discoveries to a pharmaceutical company in exchange for fees and royalty payments as the discovery passes trials.

Should our drug discovery program find indications of the efficacy of a substance for the treatment of a human disorder, we may undertake further testing of the substance. The conduct of these studies must comply with national statutory or regulatory requirements for Good Laboratory Practice (GLP). GLP regulations describe a quality system concerned with the organizational process and the conditions under which nonclinical laboratory studies are planned, performed, monitored, recorded, archived and reported. GLP compliance is required by such regulatory agencies as the FDA, United States Environmental Protection Agency, European Agency for the Evaluation of Medicinal Products, Medicines and Healthcare Products Regulatory Agency (MHRA) in the United Kingdom, Health Canada, and the Japanese Ministry of Health and Welfare. GLP requirements are significantly harmonized throughout the world and our laboratories, or laboratories we may contract with for such testing, will be capable of conducting studies in compliance with all appropriate requirements. To assure our compliance obligations, we will establish quality assurance units (QAU) in each of our nonclinical laboratories. The QAUs will operate independently from those individuals that direct and conduct studies and monitor each study to assure management that the facilities, equipment, personnel, methods, practices, records, and controls are in compliance with GLP. Our laboratory managers will use the results of QAU monitoring as part of a continuous process improvement program to assure our nonclinical studies meet client and regulatory expectations for quality and integrity.

Effect of Governmental Regulations

The distribution of research animals for genetic testing, both nationally and internationally, is subject to a variety of national, regional, and local laws and regulations, which establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. Many such regulations do not apply to us and such regulations generally exclude fish. We do, however, maintain the necessary certificates, licenses, detailed standard operating procedures and other documentation required to comply with applicable regulations for the humane treatment of the animals in our custody.

Because of the diversity of species and research situations, regulatory agencies have charged the Institutional Animal Care and Use Committees (“IACUC”) with complying with the Animal Welfare Act (“AWA”) and Public Health Service (“PHS”) Policy on Humane Care and Use of

Animals. Although fish and other poikilotherms are excluded from the AWA, PHS-supported activities related to any live vertebrate require IACUC review and Institutional Assurance. Due to Znomics’ close relationship with Oregon Health and Science University (“OHSU”), we were able to arrange IACUC review by OHSU for our zebrafish research protocols required for our NIH grant applications. The IACUC approved our fish protocols which apply to the key aspects of handling and care of our fish.

Research and Development

We have incurred expenditures related to research and development in the amount of $69 thousand  for the quarter ended March 31, 2008, $17 thousand for the year ended December 31, 2007 and $839 thousand for the period from inception (September 13, 2001) to March 31, 2008.  We have also incurred grant expenses, funded by grant revenue, to further the development of the zebrafish genetic library totaling $0 for the quarter ended March 31, 2008, $438 thousand,  and $2.0 million for the year ended December 31, 2007  and inception (September 13, 2001) to March 31, 2008, respectively.

Employees

We have twenty-four (24) employees (twenty full time, four part time), including management, administrative and research staff.   None of our employees were represented by a collective bargaining agreement. We consider our relations with employees to be good and we have not experienced a work stoppage due to labor issues.  We also utilize several consultants; including five (5) Scientific Advisory Board members, who review the feasibility of research and development programs under consideration, provide advice concerning advances in areas related to our technology and aid in recruiting personnel.  All of our scientific advisors are employed by academic institutions or other entities, and may have commitments to, or agreements with, other entities that may limit their availability.

Facilities and Resources

As a result of the Merger, we now conduct our operations from our principal office located at 2611 SW Third Ave., Suite 200, Portland, OR 97201. We lease approximately 2,100 square feet of space from Oregon Health Science University (OHSU) on a quarter-to-quarter basis for our corporate offices and laboratories.  We have more than 800 zebrafish tanks in use for the ZeneMark® Library, Merck research programs, and other projects.

In February 2008, we entered into an additional lease with OHSU for on-campus research and office space to augment our current space by approximately 1,600 square feet, including additional fish tank capacity, for a one year period. This additional space will cost us approximately $4,000 per month.  We do not have an agreement in place with OHSU for the rental of additional space and there can be no assurance that we will be successful in obtaining additional space on acceptable terms should it become necessary for us to seek additional space. We anticipate, however, that this space will be sufficient for our needs through 2008.

Compliance with Environmental Laws

We did not incur any costs in connection with the compliance with any federal, state, or local environmental laws.

Plan of Operations

THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT.

Historical results and trends should not be taken as indicative of future operations. Management's statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "prospects," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Overview

We are engaged in the business of developing a library of genetic mutations in the zebrafish and leveraging that library to generate both short-term and long-term revenue. We are a drug discovery and development company with a leading biotechnology platform that leverages the unique attributes of the zebrafish.  We have spent the past five years developing a library of genetic mutations in the zebrafish, a vertebrate with genes related to approximately 80-90% of the genes found in humans. Currently our Library contains insertions representing about 50% of the zebrafish genes and we hope to increase the number of mutated genes to nearly 90% over the next few years. We intend to leverage this technology for our own internal drug discovery as well as for licensing and collaborating with pharmaceutical companies and other research organizations, such as universities.  We have recently begun commercialization of our technology and expertise through: (1) revenue generation through the sales of mutant fish strains to outside research labs, (2) over 100 MTA’s already in place, with first negotiation rights to exclusively license intellectual property originating from customer’s research and development utilizing our technology, and (3) a recently completed development collaboration with Merck, an industry leading pharmaceutical company. While our drug target discovery research for Merck is now concluded, we have begun our drug target and lead compound discovery efforts on our own behalf.  Our agreement with Merck terminated in March 2008.

Business of Znomics

Our plan of operation for 2008 is to:

•	primarily focus marketing, research and operations efforts to support drug target and lead compound discovery efforts.

•	pursue licenses with academic or biotechnology partners to secure new disease models, assays and drug compounds developed in their laboratories to strengthen our drug discovery efforts.

•	continue mutant fish sales in 2008, although our marketing and operational emphasis will be drug discovery and collaborative partnerships with pharmaceutical and biotechnology companies.

•
pursue National Institute of Health grants in the future to develop disease models and improve technology further the number of mutant zebrafish lines in the ZeneMark© library.  Due to the timing of the grant application and approval process, it is likely grant revenue for 2008 will be nominal or even zero.

Based on disease models developed from the ZeneMark library and/or licensed from academic collaborators in three specific areas of major unmet medical need (obesity/diabetes, cancer and inflammation), we intend to initiate high-throughput in vivo screening to identify lead compounds therapeutically active in these disease areas.  This effort will be made through a combination of proprietary research following the development of in-house chemistry and screening capabilities, as well as collaborative research and development programs such as the program we executed for Merck.  Identification of new drug targets for conventional high-throughput screening will also be a goal of this research.  The same disease models and assays utilized for drug discovery may be used in combination with Znomics’ proprietary retroviral insertional mutagenesis technology to identify genes that may serve as the next generation of drug targets for the pharmaceutical industry.  We plan to license these targets to the pharmaceutical industry for conventional high-throughput in vitro screening of drug libraries. These licensing agreements may involve an upfront cash payment, milestone payments as the compound progresses through given events such as a clinical trials, and royalties on the sales of resulting FDA-approved drugs when marketed.  We anticipate that the type and amount of payments will be the subject of negotiation between the parties. We do not currently have any such agreements in place, nor have we participated in any such negotiations. There is, however, an existing market in the pharmaceutical industry for the sale of intellectual property such as drug targets, lead compounds, disease models, assays, and drug compounds.

Our management has set a goal of identifying lead compounds in three major diseases by 2010.  We believe that we may require up to approximately $8 - $10 million in additional capital to implement this plan for drug discovery, although these anticipated capital requirements may be offset by rising zebrafish and services sales along with pharmaceutical company collaborations on drug target discovery.  The recent sale of 3,253,333 shares of our common stock for $4.88 million allows us to commence our business plan. We believe that our current working capital will allow us to pursue our business plan through mid-December 2008. We intend to attempt to raise up to approximately $8 - $10 million during the fourth quarter 2008 in order to provide us with the resources to execute our business plan beyond December 2008. We intend to do so through a private equity offering by engaging a placement agent to identify and attract potential investors. If we are unable to raise the necessary funds through private equity offerings, we will attempt to do so through other traditional equity and debt financing instruments.

Provided we are successful at raising the additional capital necessary to do so, we intend to implement the following steps designed to achieve the projected drug development plan.

•	Recruit and hire scientific and management personnel, including senior and junior scientists, to accelerate this business plan.
•	Expand our marketing and sales program under the direction of a full-time Director of Operations.
•	Move operations and expand and improve laboratory facilities to a location that can serve us as we grow if such a move becomes necessary.
•	Acquire chemistry libraries, screening equipment and other facilities and equipment sufficient for the partnering and proprietary drug development programs.
•	Recruit and hire additional staff for in-house research programs and project management.

Products and Services

Our technology platform and the expertise of our researchers work together to provide a new approach to drug development. Central to many activities will be the ZeneMark® Library, our repository of retroviral insertional mutations of most genes of interest in the zebrafish. The ZeneMark® Library, a searchable catalogue of mutant zebrafish accessed from the Znomics website (Znomics.com), is expected to contain insertions representing nearly all the mutated and marked genes of the zebrafish. The zebrafish genome is expected to have between 20,000 to 25,000 genes.  Approximately 50% of these genes are currently contained in our Library, and the inclusion of the remaining 50% is part of our ongoing research program. We believe that, compared with existing methods, including those using mouse strains, the ZeneMark® Library will provide a more rapid and cost-effective method for identifying gene function and validating new drug targets. Fish strains containing full or partial disruptions of approximately 11,000 different genes, as a result of a retroviral insertion into an exon or a particular promoter/intronic region of the DNA are available to university scientists for purchase.  More importantly, we will use this library to develop disease models and assays to test drug-like compounds.

Drug and Drug Target Discovery – Znomics’ Internal Discovery Efforts

Disease Models and Assays

Disease models, whether developed in rodents, zebrafish, yeast, or cultured cells, are all designed to allow scientists to probe a particular physiological process directly relevant to human disease. We are developing proprietary zebrafish models and assays for the identification of drugs and drug targets.  We currently have an obesity disease model and expect to develop a diabetes disease model in the near future. We expect to derive additional disease models and assays from our ZeneMark® Library and through licensing arrangements with academic collaborators.  We have three principal disease focus areas: obesity/diabetes, cancer and inflammation.  Disease models and assays developed by us may then be used for both lead compound identification and drug target identification, as described below.  Disease models and assays may also be used for proprietary discovery programs, or form the basis for collaborative research and development programs with pharmaceutical and biotechnology industry partners.

High Throughput In Vivo Screening and Lead Compound Identification

The highest value for us, and our major emphasis, will be developing our own proprietary drug discovery effort to find new lead compounds for major diseases with inadequate treatments, such as obesity, diabetes, cancer and inflammation.  Our goal is to advance three disease models/assays into high-throughput in vivo screening in the next three years.  For this purpose, we will need to acquire in-house compounds and screening capability, as well as obtain expertise through collaborations with partners having medicinal chemistry capabilities.  In these collaborative arrangements, based on our proprietary disease models and a partner’s compound library, we will seek to maintain a percentage of downstream rights to drugs discovered as a consequence of the collaboration.  The discovery of compounds with therapeutic activity in zebrafish disease models/assays (lead compounds) are expected to identify new pathways for treatment of disease as a result of the novel screening method.  Thus, rather than identifying “me-too” compounds based on existing therapeutics, we expect to identify truly novel structures with novel mechanism-of-action.  These compounds are therefore expected to be of significant economic value.

Large Scale Genetic Screens/Drug Target Identification

A large scale genetic screen entails mutating the majority of individual genes in the genome in live animals and searching for animals with disease symptoms, or for animals with altered progression of symptoms in a disease model. The mutated genes identified in such a screen are potential drug targets for that disease. We expect to be able to identify new drug targets by retroviral insertional mutagenesis with any zebrafish model or assay we develop. Partners may wish to use our proprietary models or to design unique zebrafish disease models or assays in collaboration with our scientists to identify candidate drug target genes in their areas of interest.

Drug Screening and Drug Target Validation

Drug screening involves testing hundreds of thousands of drug-like compounds in a disease model or assay to identify lead compounds that form the basis for the further refinement into actual human drugs. Every clinically relevant disease model or assay created by our scientists offers the potential for a proprietary, high-throughput drug screen. We will conduct such screens as a part of our proprietary drug discovery program.

Although academic and industrial researchers are identifying potential drug targets through various genomics methods, we believe that no assay method currently exists for the rapid determination of a potential target’s function and the confirmation of its relevance to disease.  We believe that the ZeneMark® Library will provide a rapid and cost-effective way to validate and prioritize the pharmaceutical utility of potential drug targets. We anticipate that there will be significant commercial potential in this area. We expect that drug target validation will also provide proprietary targets for in-house drug discovery programs.

Mechanism-of-Action Determination

Many important drugs are effective but scientists cannot determine the precise reason they work.  We expect to be able to identify the targets for known drugs by screening fish from the ZeneMark® Library for resistance or hypersensitivity to drug action. We anticipate receiving revenues in collaborative partnership agreements for such mechanism-of-action studies, as companies act to improve existing drugs and/or replace compounds losing patent protection. Mechanism-of-action studies may also provide us with proprietary targets for the development of such improved drugs.

We no longer plan to provide toxicology services to the academic or commercial  markets.

Financing

The recent sale of 3,253,333 shares of our common stock for $4.88 million allows us to commence our near-term business plan only.  We intend to attempt to raise  up to approximately $8 to10 million during the fourth quarter 2008 in order to provide us with the resources to execute on our long-term drug discovery plan.  We do not presently have sufficient capital to fully proceed with the drug discovery phase of our business plan.  In connection with raising this additional capital, we will incur appropriate accounting and legal fees.

Governmental Regulation

Our distribution of zebrafish both nationally and internationally is subject to a variety of national, regional, and local laws and regulations, which establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. Many such regulations do not apply to us and such regulations generally exclude fish. We do, however, maintain the necessary certificates, licenses, detailed standard operating procedures and other documentation required to comply with applicable regulations for the humane treatment of the animals in our custody.

Products such as those proposed to be developed by us or our collaborators are subject to an extensive regulatory approval process by the FDA and comparable agencies in other countries. The U.S. government has recently established a working group to assess whether additional regulation in the area of genetic testing may be appropriate, which may ultimately result in further regulation. The regulation of new therapeutic products and diagnostics is extensive, and the required pre-clinical and clinical testing is lengthy and expensive. However, we do not intend to seek FDA approval directly for any drug discoveries with which we may be associated.

Should our drug discovery program find indications of the efficacy of a substance for the treatment of a human disorder, we may undertake further testing of the substance. The conduct of these studies must comply with national statutory or regulatory requirements for Good Laboratory Practice (GLP). GLP regulations describe a quality system concerned with the organizational process and the conditions under which nonclinical laboratory studies are planned, performed, monitored, recorded, archived and reported. GLP compliance is required by such regulatory agencies as the FDA, United States Environmental Protection Agency, European Agency for the Evaluation of Medicinal Products, Medicines and Healthcare Products Regulatory Agency (MHRA) in the United Kingdom, Health Canada, and the Japanese Ministry of Health and Welfare.

GLP requirements are significantly harmonized throughout the world and our laboratories will be capable of conducting studies in compliance with all appropriate requirements. To assure our compliance obligations, we will establish quality assurance units (QAU) in each of our nonclinical laboratories. The QAUs will operate independently from those individuals that direct and conduct studies and monitor each study to assure management that the facilities, equipment, personnel, methods, practices, records, and controls are in compliance with GLP. Our laboratory managers will use the results of QAU monitoring as part of a continuous process improvement program to assure our nonclinical studies meet client and regulatory expectations for quality and integrity.

Our research facility is also subject to licensing and regulation under national, regional and local laws relating to the surface and air transportation of laboratory specimens, the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, and the safety and health of laboratory employees. Although we believe we are currently in compliance in all material respects with such national, regional and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

Compliance with Environmental Laws

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Assignment of the Company’s Pre-existing Assets and Operations

As a consequence of the Merger, we will no longer pursue our mineral claims and have already assigned these assets, as well as all other pre-Merger assets and operations, to our former president who has agreed to indemnify us against any related liabilities.

Critical Accounting Policies

Our significant accounting policies are described in Note B of the Financial Statements.

Three-Month Periods Ended March 31, 2008 and 2007

Sales and Revenue
Our total sales and revenue decreased to $20 thousand for the three months ended March 31, 2008 compared to $334 thousand for the three months ended March 31, 2007.  The decrease was primarily due to the loss of $185 thousand in prior revenue from National Institute of Health grants received during the three months ended March 31, 2007.  Grant funding from the last grant awarded in 2006 ceased August 31, 2007.

Revenue specifically related to products and services also decreased from $149 thousand from the three months ended March 31, 2007 to $20 thousand for the three months ended March 31, 2008.  The decrease was primarily due to the loss of $110 thousand in revenue from our contract services with Merck.  As of December 31, 2007, we had completed the work contemplated by this agreement.  Revenue also decreased to $20 thousand for the three months ended March 31, 2008 from $39 thousand for three months ended March 31, 2007 primarily as a result of a lower average sales prices per order.  In the three months ended March 31, 2008 there were a higher percentage of sales under the Harvard contract, which has lower pricing compared to other customers.

Operating expenses
Operating expenses increased to $737 thousand for the three months ended March 31, 2008 compared to $388 thousand the three months ended March 31, 2007.  The increase is primarily due to higher selling, general and administrative expenses, cost of products and services, and research and development partially offset by less grant expense.

The cost of products and services increased in the three months ended March 31, 2008 to $249 thousand from $166 thousand in the three months ended March 31, 2007.  The increase of $83 thousand, or 50%, was primarily due to less grant subsidy, increased staff and lab expenses.

Selling, general and administrative expense increased $382 thousand to $419 thousand in the three months ended March 31, 2008 compared to $37 thousand in the three months ended March 31, 2007.  The increase is primarily due to increased staff, legal, consultants and professional fees partially offset by no active grants which absorbed certain selling, general and administrative expenses in the three months ended March 31, 2007.

Research and development increased to $69 thousand in the three months ended March 31, 2008 compared to $0 for the three months ended March 31, 2007.  The increase is primarily due to commencing the drug discovery strategy including increased headcount and related expenses.

Other income
Other income increased to $30 thousand in the three months ended March 31, 2008 compared to $2 thousand for the three months ended March 31, 2007.  The increase is primarily due to increased interest income from larger cash equivalent balances held in the three months ended March 31, 2008.

Results of Operations for the Years Ended December 31, 2007 and December 31, 2006

Sales and Revenue
Sales and revenue decreased from $1.0 million to $636 thousand, or 36%, from the year ended December 31, 2007 compared to the year ended December 31, 2006.   The decrease was primarily due to $308 thousand less revenue from National Institute of Health grants in 2007 compared to 2006.  Grant funding from the last grant awarded in 2006 ceased August 31, 2007.

Revenue related to products and services decreased from $220 thousand for the year ended December 31, 2006 to $198 thousand for the year ended December 31, 2007, or $22 thousand (10%).   The decrease was primarily due a decrease of $90 thousand, or 45%, in contract services to Merck in 2007 compared to 2006.  Partially offsetting the decrease was an increase in sales of mutant fish lines of $68 thousand, or 340%, in 2007 over 2006 due to higher unit shipments.

Loss from Operations
For the year ended December 31, 2007, the loss from operations increased to $1.2 million from $0.1 million in 2006.  The increase in loss from operations was primarily due to increases in the cost of products and services and selling, general and administrative expenses, partially offset by lower grant expenses.

Operating expenses
Operating expenses increased to $1.8 million from $1.1 million, or 67%, from the year ended 2007 compared to 2006.  The increase was primarily due to increases in the cost of products and services, as well as selling, general and administrative expenses, partially offset by a decrease in grant expense.

The cost of products and services increased to $1.0 million in 2007, compared to $0.3 million in 2006.  The increase in 2007 was a reflection of less grant subsidy available to offset the cost of products and services, increased salaries due to additional personnel, and increased stock compensation expense.

Grant expense decreased $308 thousand to $438 thousand in 2007, or 41%, compared to 2006 due to the expiration of the National Institute of Health grant in August 2007.

Selling, general and administrative expense increased $337 thousand to $345 thousand in 2007 compared to $8 thousand in 2006.  The increase is primarily due to less grant subsidy, additional headcount and stock compensation expense in 2007 compared to 2006.

Income taxes
No income tax provision is recorded for 2007 or 2006 due to net operating losses and a valuation allowance preventing the recognition of deferred tax benefits.

Liquidity and Capital Resources

As of March 31, 2008, our cash and cash equivalents decreased $0.7 million to $2.9 million from $3.6 million at December 31, 2007.  The decrease is primarily due to $0.7 million of net cash used in operations for the three months ended March 31, 2008, mostly a result of the $687 thousand net loss for the quarter.  The $0.7 million of net cash used in operations for the three months ended March 31, 2008 represented a $650 thousand increase in cash used from the $40 thousand of cash used in the three months ended March 31, 2007.

Deposits, prepaids and other expenses at March 31, 2008 increased by $101 thousand, to $175 thousand, from $74 thousand at December 31, 2007.  The increase was primarily due to an $111,000 deposit placed for laboratory equipment to be used for our planned drug discovery programs.

At March 31, 2008, our net property and equipment balance decreased $9 thousand to $312 thousand, from $321 thousand at December 31, 2007.  The decrease was due primarily to depreciation expense partially offset by capital expenditures.

We anticipate capital expenditures of approximately $300 thousand in 2008, primarily for lab related equipment for our planned drug discovery business.

We have incurred a net loss of $2.9 million, for the period from our inception, September 13, 2001 to March 31, 2008.  Our future is currently dependent upon our ability to obtain financing and upon future profitable operations from drug discovery, contracts with pharmaceutical or biotechnology companies and sales of mutant fish lines.

We believe that the approximately $2.9 million cash and cash equivalents as of March 31, 2008, will provide sufficient liquidity to mid-December 2008.  We anticipate we will raise up to approximately $8 - $10 million in the fourth quarter 2008 to fund cash used for operating purposes.

Research and Development

We incur research and development expenses to support the program to further the number of genes identified in the ZeneMark library.  We have incurred no research and development expenses for the year ended December 31, 2006 and only $17 thousand for the year ended December 31, 2007, due to the subsidization of these expenses by a National Institute of Health grant.

We plan to continue to invest in research and development for the further completion of the ZeneMark library and for drug discovery development.  For 2008, we have hired a Director of Drug Discovery and plan to hire additional staff to support this program.  The future amount of investment in research and development is not estimable primarily due to the uncertainty of the timing and amount of contract revenue we may receive from pharmaceutical companies.

The source of funds for research and development expenditure will be from current cash and cash equivalents, future equity financing, and possibly National Institute of Health grants in 2009 and beyond.

The risks and uncertainties associated with our research and development activities include:

•
For us to achieve success, zebrafish must receive broad market acceptance and use by researchers. In addition, high-throughput in vivo screening and retroviral insertional mutagenesis of zebrafish, compared to similar technologies, must be accepted as a reliable and accurate. Researchers will not use our products unless they are easy to use, efficient, safe and accepted by the scientific community. Additionally, researchers must convert laboratory facilities from traditional animal models to zebrafish facilities. We cannot be sure that researchers will use, accept or recommend our products or spend the resources to convert or develop their facilities.

•
Some of our technologies and biological materials have been or will be acquired or licensed from third parties. Changes in third party license agreements and relationships, or termination thereof, could materially affect our ability to undertake its research and development processes. There can be no assurance that we will be able to successfully acquire from third parties new technologies. Inability to license necessary technologies and biological materials would have a material adverse effect on our business, financial condition and results of operations. There also can be no assurance that there will be no disruptions in our relationships with third parties from whom we derive technology or biological materials, or that any disruptions that do arise will be resolved in a timely and cost-effective manner, if at all. Any such disruptions could have a material adverse effect on our business, financial condition and results of operations. We have entered into research and license agreements and have been granted options to secure rights to certain technologies and biological materials in our research and development processes. To the extent that our products incorporate one or more of these technologies, multiple royalties may be required to be paid by us on such products and our return on such products may be more limited than it otherwise would have been. Additionally, there are no assurances that the work done under these agreements will be successful or provide useful results or that we will be able to extend any or all of these agreements in order to continue or complete the developmental efforts performed under the agreements. In addition, an important element of our business strategy is entering into strategic alliances for the development and commercialization of products and services based on our discoveries. We face significant competition in seeking appropriate collaborators. Moreover, these alliance arrangements are complex to negotiate and time-consuming to document. We may not be successful in its efforts to establish strategic alliances or other alternative arrangements. The terms of any such strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

•
We are highly dependent upon finding and retaining qualified scientific personnel. There is strong competition for qualified personnel in the genomics, pharmaceutical and biotechnology fields. As a development stage enterprise we cannot offer the stability of large, established companies and often cannot offer highly competitive salaries or benefit packages. We may not be able to attract the qualified personnel necessary for the development of our business. The failure to recruit additional key scientific and technical personnel in a timely manner could harm our business.

Recent Events

On November 5, 2007, we entered into the Merger Agreement with Znomics Delaware, and Acquisition Sub. In connection with the closing of this merger transaction, Znomics Delaware merged with and into Acquisition Sub on November 6, 2007, with the filing of articles of merger with the Nevada and Delaware secretaries of state.  Subsequently, on November 6, 2007, we merged with our Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed our name to Znomics, Inc., effective November 6, 2007.

In addition, pursuant to the terms and conditions of the Merger Agreement:

• Each share of Znomics Delaware common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive one share of our common stock. As a result, the shareholders of Znomics Delaware received 5,740,849 newly issued shares of our common stock.

• We issued 3,253,333 shares of our common stock to investors as a result of closing a private offering exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.

• We assumed outstanding options under the Znomics Delaware stock option plan to purchase 672,346 shares of Znomics Delaware common stock.  These options will be converted into options to purchase 672,346 shares of our common stock on the same terms and conditions, including varying exercise prices between $0.41 per share to $1.11 per share and exercise termination dates between June 2015 and September 2017.  The assumed stock option plan allows the issuance of options to purchase a maximum of 2,193,258 shares of our common stock, inclusive of these issuances.

• We assumed outstanding warrants of Znomics Delaware entitling holders to purchase 65,893 shares of Znomics Delaware common stock.  These warrants will be converted into warrants to acquire 65,893 shares of our common stock. Of these warrants, 56,131 are held at an exercise price of $0.82 per share and exercisable until October 17, 2008, and 9,762 are held at an exercise price of $1.50 per share and exercisable until June 30, 2012. In addition, we issued warrants to purchase 237,495 shares of our common stock at a price of $1.50 per share to our placement agent in the private offering in exchange for their services.

• Following the closing of the merger, in a separate transaction, our former Chief Executive Officer and sole director and certain of our other shareholders agreed to cancel and return a portion or all of their common stock into treasury.  In total, these shareholders retired 4,731,085 shares of common stock.

• As a result, following these events, there were 11,072,547 shares of our common stock issued and outstanding.

• Our board of directors was reconstituted to consist of Roger D. Cone, Richard A. Sessions, Stephen E. Kurtz, and Dwight A. Sangrey, who prior to the Merger were the directors of Znomics Delaware.

• Znomics Delaware provided customary representations and warranties and closing conditions, including approval of the Merger by a majority of its voting stockholders.

As of the date of the Merger Agreement and currently, there are no material relationships between us or any of our affiliates and Znomics Delaware, other than in respect of the Merger Agreement.

We reported the Merger Agreement and the related transactions on a Form 8-K filed November 8, 2007, which filing included copies of the Merger Agreement.

As per SFAS 141(revised), we determined that the transaction was a reverse merger and that Znomics Delaware was the accounting acquirer, because Znomics Delaware was the entity obtaining control of both the Board of Directors and management and because our sole post merger operations are the business activity of Znomics Delaware.  We accounted for the acquisition was as a purchase in accordance with SFAS 141(revised).  We were unable to determine the purchase price of the transaction because the transaction consisted of an exchange of stock. The shares outstanding immediately subsequent to the merger will be shares of Pacific Syndicated Resources, Inc.  The shares of Znomics Delaware were exchanged for shares of Pacific Syndicated Resources, Inc. on a one for one basis resulting is 5,740,849 newly issued shares of common stock.

Off Balance Sheet Arrangements

As of March 31, 2008, there were no off balance sheet arrangements.

Corporate Offices

Our principal executive offices are located at 2611 SW 3rd Avenue, Suite 200, Portland, OR 97201.

Certain Relationships and Related Transactions

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Any of our promoters;
•	Any relative or spouse of any of the foregoing persons who has the same house address as such person.

Market for Common Equity and Related Stockholder Matters

Market Information

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the FINRA under the symbol “ZNOM.OB.” Prior to January 4, 2008, our common was quoted on the OTCBB under the symbol “PSRI”. The OTCBB is a network of security dealers who buy and sell stock.  The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information.

The following table sets forth the range of high and low bid quotations for our common stock as reported by the OTCBB following our eligibility for quotation on the OTCBB for each of the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2006
Quarter Ended	High $	Low $
March 31, 2006	0	0
June 30, 2006	0	0
September 30, 2006	0	0
December 31, 2006	0	0

Quarter Ended	High	Low
March 31, 2007	0	0
June 30, 2007	0	0
September 30, 2007	0	0
December 31, 2007	3.25	N/A

Three Months Ending March 31, 2008
Quarter Ended	High $	Low $
March 31	3.25	2.25

On July 11, 2008, the last sales price of our common stock was $2.00.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

As of June 17, 2008, we had eighty-seven holders of record of our common stock. Several other stockholders hold shares in street name.

Registration Rights

We have agreed to file a registration statement with the SEC registering the resale of the selling shareholders’ 3,490,828 shares of common stock, which includes 237,495 shares underlying outstanding warrants. We will use our best efforts to maintain the effectiveness of the resale registration statement from the effective date through and until all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144(k).

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends.  The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business, or;

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our officers and to our directors for all services rendered in all capacities to us for our fiscal years ended December 31, 2007 and 2006.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary(1)	Bonus	Stock Awards	Option Awards(2)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All other Compensation (3)	Total
Richard Sessions	2007							$12,000	$12,000
Chief Executive Officer	2006
Roger Cone	2007
Former President and Chief Science Officer	2006
Kerry Rea	2007	$21,288			$79,986				$101,274
Chief Financial Officer	2006
Stephen Kurtz	2007	$21,700							$21,700
Secretary and Director of Operations	2006	$10,717							$21,700

(1)	Roger Cone serves on an approximate 20% part-time basis and has agreed to do so without compensation.

(2)	Amounts reflect the expense recognized for accounting purposes calculated in accordance with SFAS 123R.

Assumptions used in calculating expense as required by SFAS 123R are described in Note B to our Consolidated Financial Statements. Additional details regarding the terms of awards under the Stock Option Plan are described in the following table “Outstanding Equity Awards at Fiscal Year-End.”

Mr. Rea’s options are exercisable ratably over 5 years on the option anniversary date, beginning on December 14, 2008.

(3)	Richard Sessions received $12,000 as consulting fees in 2007 and 2006 based upon a verbal agreement approved by the Board of Directors.

Narrative Disclosure to the Summary Compensation Table

During the period ended December 31, 2007, we paid our CEO, Mr. Sessions, a consulting fee of $12,000 based upon a verbal agreement approved by the Board of Directors. The arrangement in 2007 with Mr. Sessions involved the payment of $1,000 per month, in exchange for his services as our CEO handling the day to day management of the Company’s business operations with a commitment of no less than 20 hours per week.  This arrangement was continued in 2008 with a payment of $5,000 per month under the same terms. We have an agreement with Kerry Rea, CFO, to pay a $160,000 annual salary.  We have an agreement with Stephen Kurtz, Director and Director of Operations, to pay an $110,000 annual salary.  Roger Cone, former President and CSO, was paid no compensation for his services.

Stock Option Grants

During the fiscal year ended December 31, 2007, Mr. Rea received a stock option award valued at $79,986, consisting of options to acquire 100,000 shares of our common stock at an average exercise price of $1.50 per share.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Roger Cone, Former President and CSO	-	-	-	-	-	-	-	-	-
Richard Sessions, CEO	-	73,214 48,809	$0.82 $0.92	-	7/2/2015 7/3/2015	-	-	-	-
Kerry Rea, CFO			$1.50		12/14/2017	100,000(1)
Darrell Woronchak, Former President and CEO	-	-	-	-	-	-	-	-	-

                                                            (1) Options vest as follows: one-fifth annually on December 14, 2008, 2009, 2010, 2011 and 2012.

Compensation of Directors

The table below summarizes all compensation of our directors as of December 31, 2007.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (#)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Roger D. Cone	-	-	-	-	-	-	-
Richard A. Sessions	-	-	-	-	-	-	-
Stephen E. Kurtz	-	-	-	-	-	-	-
Dwight A. Sangrey	-	-	-	-	-	-	-

Narrative Disclosure to the Director Compensation Table

Our directors are not compensated for their service in that role.

Financial Statements

Index to Financial Statements:

Unaudited financial statements for the quarter ended March 31, 2008:

F-1	Unaudited Balance Sheet as of March 31, 2008;

F-2	Unaudited Statements of Operations for the three months ended March 31, 2008 and 2007 and for the period from inception on September 13, 2001 through March 31, 2008;

F-3	Unaudited Statements of Cash Flow for the three months ended March 31, 2008 and 2007 and for the period from inception on September 13, 2001 through March 31, 2008;

F-4	Unaudited Statement of Stockholders’ Equity for the period from inception on September 13, 2001 through March 31, 2008; and

F-5	Notes to Unaudited Financial Statements.

Audited financial statements of our accounting predecessor, Znomics, Inc., a Delaware corporation, for the twelve month periods ended December 31, 2007 and 2006; and for the period from Inception (September 13, 2001) through December 31, 2007.

F-8	Report of Independent Registered Public Accounting Firm, Moore & Associates, Chartered;

F-9	Balance Sheet as of December 31, 2007 and Balance Sheet as of December 31, 2006;

F-10	Statement of Operations for the year ended December 31, 2007, for the year ended December 31, 2006, and and for the period from Inception (September 13, 2001) through December 31, 2007;

F-11	Statement of Stockholders’ Equity for the period from Inception (September 13, 2001) through December 31, 2007;

F-12	Statements of Cash Flows for the years ended December 31, 2007 and December 31, 2006, and for the period from Inception (September 13, 2001) through December 31, 2007;

F-13	Notes to Consolidated Financial Statements for Znomics, Inc.;

Audited financial statements for Pacific Syndicated Resources, Inc., for the year ended May 31, 2007

F-32	Report of Independent Registered Public Accounting Firm, Dale Matheson

F-33	Balance Sheet as of May 31, 2007

F-34	Statement of Operation for the year ended May 31, 2007, for the year ended May 31, 2006 and for the period of Inception (March 20, 2006) through May 31, 2007

F-35	Statements of Cash Flows for the year ended May 31, 2007, for the year ended May 31, 2006 and for the period of Inception (March 20, 2006) through May 31, 2007

F-36	Statement of Stockholders' Equity for the period March 20, 2006 (Inception) to May 31, 2007

F-37	Notes to Financial Statements for Pacific Syndicated Resources

Unaudited financial statements for Pacific Syndicated Resources, Inc., for quarter ended August 31, 2007

F-42	Balance Sheet as of August 31, 2007

F-43	Statements of Operations

F-44	Statements of Cash Flows

F-45	Notes to Financial Statements for Pacific Syndicated Resources, Inc.

Unaudited condensed combined interim pro forma balance sheet as of August 31, 2007 and September 30, 2007; unaudited condensed combined pro forma statement of operations for the nine months ended August 31, 2007 and September 30, 2007; and unaudited condensed combined pro forma balance sheet as of May 31, 2007 and December 31, 2006; unaudited condensed combined pro forma statement of operations for the years ended May 31, 2007 and December 31, 2006; unaudited condensed combined interim pro forma statement of operations for the three months ended February 28, 2008 and March 31, 2008; unaudited condensed combined pro forma statement of operations for the twelve months ended November 30 and December 31, 2007.

ZNOMICS, INC.
(A Development Stage Company)
Condensed Balance Sheets  (in thousands except share data)
(Unaudited)

Assets	Restated March 31, 2008	Restated December 31, 2007
Current assets:
Cash and cash equivalents	$2,927	$3,659
Accounts receivable, net	82	106
Deposits, prepaid and other expenses	175	74
Total current assets	3,184	3,839

License agreement, net of accumulated amortization	20	-
Property and equipment, net of accumulated depreciation	312	321

Total assets	$3,516	$4,160

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$139	$154
Accrued liabilities & notes payable	42	40
Deferred revenue	544	514
Total current liabilities	725	708

Total liabilities	725	708

Stockholders' equity:
Common stock, $0.001 par value,100,000,000 shares authorized, 11,072,560 shares issued and outstanding at March 31, 2008 and December 31, 2007	11	11
Additional paid-in capital	5,651	5,625

Deficit accumulated during the development stage	(2,871)	(2,184)

Total stockholders' equity	2,791	3,452

Total liabilities and stockholders' equity	$3,516	$4,160

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Company)
Condensed Statements of Operations (in thousands except share data)
(Unaudited)
For the Three Months Ended March 31, 2008 and 2007
and the Period from September 13, 2001 (Date of Inception) to March 31, 2008

	Three months ended		Restated September 13, 2001 (Inception)
	March 31, 2008	March 31, 2007	to March 31, 2008

Sales related to products and services	$20	$149	$644
Grant revenue	-	185	2,006
Total sales and revenue	20	334	2,650

Operating expenses:
Cost of products and services	249	166	1,704
Grant expense	-	185	2,006
Selling, general and administrative	419	37	963
Research and development	69	-	839

Total operating expenses	737	388	5,512

Loss from operations	(717)	(54)	(2,862)

Other income (expense):
Loss on disposition of assets	(1)	-	(1)
Investment income	31	3	79
Interest expense	(1)	(1)	(53)
Other expense, net	-	-	(34)

Total other income (expense)	30	2	(9)

Loss before income tax	(687)	(51)	(2,871)
Income tax expense	-	-	-
Net loss	$(687)	$(51)	$(2,871)

Loss per common share data:
Basic	$(0.06)	$(0.03)
Diluted	$(0.06)	$(0.03)

Weighted average common shares outstanding:
Basic and Diluted	11,072,560	1,500,000

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Company)
Condensed Statements of Cash Flows (in thousands except share data)
(Unaudited)
For the Three Months Ended March 31, 2008 and 2007
and the Period from September 13, 2001 (Date of Inception) to March 31, 2008

	Three Months Ended		Restated September 13, 2001 (Inception) to
	March 31, 2008	March 31, 2007	March 31, 2008
Operating activities:
Net loss	$(687)	$(51)	$(2,871)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	26	19	296
Stock-based compensation	26	-	320
Stock warrants, expense	-	-	37
Issuance of stock for licensing and services	-	-	66
Loss on sale of disposition of assets	1		1
Changes in operating assets and liabilities:
Accounts receivable	24	(116)	(82)
Prepaid and other expenses	(101)	-	(175)
Accounts payable	(15)	126	139
Accrued liabilities	6	(78)	36
Deferred revenue	30	60	544

Net cash used in operating activities	(690)	(40)	(1,689)

Investing activities:
Capital expenditures	(39)	(54)	(689)

Net cash used in investing activities	(39)	(54)	(689)

Financing activities:
Proceeds from issuance of common stock, net	-	-	4,356
Proceeds from issuance of preferred stock	-	-	860
Proceeds from sale of equipment			82
New borrowings	-	250,000	640
Principal payments, capital leases and notes payable	(3)	(5)	(633)

Net cash provided (used) in financing activities	(3)	245	5,305

Net increase (decrease) in cash and cash equivalents	(732)	151	2,927

Cash at beginning of period	3,659	138	-

Cash at end of period	$2,927	$289	$2,927

Supplemental disclosures:
Cash paid for interest	$1	$1	$30
Cash paid for income taxes	$-	$-	$-

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Company)
Statement of Stocholders' Equity (in thousands except share data)
(Unaudited)
For the Period from September 13, 2001 (Date of Inception) to March 31, 2008

	Series A convertible preferred stock $.01 par		Series B convertible preferred stock $.01 par		Common stock		Additional paid-in	Restated Deficit accumulated during development	Restated
	Shares	Amount	Shares	Amount	Shares	Amount	capital	stage	Total
Balance at September 13, 2001		$-		$-		$-	$-	$-	$-

Issuance of common stock to founders - September 13, 2001, $.01 par					1,500	15			15

Issuance of Series A convertible preferred stock - January 30, 2002	657	7					650		657

Issuance of Series B convertible preferred stock - April 13, 2005			127	1			253		254

Contribution of laboratory equipment							23		23

Net loss								(992)	(992)

Balance at December 31, 2006	657	7	127	1	1,500	15	926	(992)	(43)

Cancellation of preferred and common stock on merger	(657)	(7)	(127)	(1)	(1,500)	(15)			(23)

Issuance of new common stock on merger, $.001 par					11,073	11	4,198		4,209

Issuance of stock warrants							207		207

Stock-based compensation							294		294

Net loss								(1,192)	(1,192)

Balance at December 31, 2007	-	-	-	-	11,073	11	5,625	(2,184)	3,452

Stock-based compensation							26		26

Net loss								(687)	(687)
Balance at March 31, 2008	-	$-	-	$-	11,073	$11	$5,651	$(2,871)	$2,791

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Company)
Notes to Financial Condensed Statements
 (in thousands except share data)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

As a start-up, the Company has not yet generated significant revenue and its activities have consisted primarily of developing the proprietary gene knock-out technology and building the mutational gene library, raising capital and recruiting personnel.  Accordingly, the Company is considered to be in the development stage as of March 31, 2008 as defined by Statement of Financial Accounting Standards, or SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.

As required for development stage companies, cumulative statements of operations and cash flows from September 13, 2001 (date of inception) through March 31, 2008 have been presented along with the statements of operations and cash flows for the years ended March 31, 2008 and 2007.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”).  However, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  In addition, the preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes.  For Znomics, Inc. (the “Company”), the accounting estimates requiring management’s most difficult and subjective judgments include revenue recognition, the assessment of recoverability of long-lived assets, the valuation of investments in and receivables from privately held companies, the recognition and measurement of income tax assets and liabilities and the accounting for stock-based compensation.  In the opinion of management, the financial statements include all adjustments consisting of normal, recurring adjustments necessary for the fair presentation of the results of the interim periods presented.  These condensed financial statements should be read in conjunction with the audited financial statements of the Company for the fiscal year ended December 31, 2007 as included in the Company’s 2007 Annual Report on Form 10-KSB as filed with the SEC on February 28, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Actual results could differ from those estimates.  Significant estimates made by management of the Company include the useful lives of property and equipment, fair value of financial instruments and the assessment of the realizability of its deferred tax assets.

Stock-Based Compensation

The Company has a stock-based employee compensation plan, and accounts for rights under these plans under Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. SFAS No. 123(R) requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors.  The compensation expense for the Company’s stock-based payments is based on estimated fair values at the time of the grant.  Stock-based compensation expense recognized under SFAS No. 123(R) for the three months ended March 31, 2008 was $26, which consisted of stock-based compensation expense related to unvested grants of employee stock options.  The table below summarizes the stock-based compensation expense:

Three Months Ended March 31, 2008
Cost of sales and services	$17
General and administrative	9
Total stock-based compensation
Expense included in loss from operations	$26

Segment Reporting

The Company complies with Statement of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

The Company’s chief operating decision maker is considered to be the Chief Executive Officer (the “CEO”). The Company’s CEO evaluates aggregated financial information in deciding how to allocate resources and assess performance.  The Company has aggregated its businesses into a single reportable segment as allowed under SFAS 131.  Accordingly, the Company describes its reportable segment as drug target and drug discovery and mutant fish line sales.

Recent Accounting Pronouncements

SFAS 157 Fair Value Measurements
Defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements but does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s financial statements.

SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities Under SFAS No. 159, entities have the option to measure certain financial instruments and other items at fair value that were not previously required to be measured at fair value.  This statement expands the use of fair value measurement and applies to entities that elect the fair value option at a specified election date. The Company adopted SFAS 159 effective January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

NOTE B.   RESTATEMENT OF PRIOR FINANCIAL INFORMATION

In 2006, the Company commenced sales of reagent mutant fish to educational research institution customers.  Revenues from the sale of reagent mutant fish are recognized when title passes to the customer.  Cash deposits on its sales orders of  reagent mutant fish are recorded as deferred revenue and subsequently recognized as current revenue as delivery of the orders are made.  The Company discovered an accounting report used for 2006 revenue recognition and deferred revenue contained errors resulting in an overstatement of revenue.

The Company has evaluated the financial statement impact of the 2006 error and concluded that the change is quantitatively material to its previously filed 2006 financial statements. The amounts previously recorded in the year ended December 31, 2006 have been adjusted to reduce revenue and increase deferred revenue liability. The resulting roll-forward effect of the deferred revenue liability has been adjusted in the March 31, 2008 balance sheet.

The effect of the correction of this error on the balance sheet as of March 31, 2008 is summarized as follows:

	March 31, 2008 As Previously Reported	Adjustments	March 31, 2008 As Restated

Deferred Revenue	$490	$54	$544
Total Current Liabilities	671	54	725

Deficit accumulated during the development stage	(2,817)	(54)	(2,871)
Total Shareholders’ Equity	2,845	(54)	2,791

The effect of the correction of this error on the balance sheet as of December 31, 2007 is summarized as follows:

	December 31, 2007 As Previously Reported	Adjustments	December 31, 2007 As Restated

Deferred Revenue	$460	$54	$514
Total Current Liabilities	654	54	708

Deficit accumulated during the development stage	(2,130)	(54)	(2,184)
Total Stockholders’ Equity	3,506	(54)	3,452

The effects of the correction of this error, an increase of $38 in the  Selling, General and Administrative expense due to a calculation error in the statement of operations, and certain reclassifications in the statement of cash flows from September 13, 2001 (Inception) through March 31, 2008 are summarized as follows:

	September 13, 2001 (inception) to March 31, 2008 As Previously Reported	Adjustments	September 13, 2001 (inception) to March 31, 2008 As Restated

Sales related to products and services	$698	$(54)	$644
Selling, general and administrative	925	38	963
Loss from operations	(2,770)	(92)	(2,862)
Net loss	(2,779)	(92)	(2,871)
Net cash used by operating activities	(1,651)	(38)	(1,689)
Net cash used by investing activities	(550)	(139)	(689)
Net cash provided by financing activities	5,128	177	5,305

NOTE C.  DEFERRED REVENUE

In 2006 the Company entered into a contract agreement to provide 1,000 fish line products to Harvard University for a total of $450.  One-half, or $225, was  received, including a nonrefundable portion of $50, by the Company in 2006.  No deliveries were made to Harvard until 2007, resulting in deferred revenue at December 31, 2007   of $220.   At March 31, 2008 deferred revenue was $215.

The Company requires at least a 50% cash deposit on its other sales orders of fish line products to all other customers.  These cash deposits are recorded as deferred revenue and subsequently recognized as current revenue as delivery of the orders are made.  Cash deposits on undelivered fish line product orders recorded as deferred revenue at March 31, 2008 and December 31, 2007 totaled $329 and $294, respectively.

NOTE D.   DEFERRED GRANT REVENUE AND EXPENSE

The Company has received grant monies from the National Institute of Health (NIH) to fund the costs and expenses associated with the generation of a zebrafish insertional mutation library.  The grants are cost support grants for specific project periods only.  Funding dollars unutilized at the end of the grant period may be carried over into future periods with the consent of the NIH.  In 2006 the Company received supplemental NIH funding for the grant, extending the period of performance to August 31, 2007.

As of March 31, 2007, the Company had received grant funds in excess of recorded, uncapitalized expenses in the amount of $39.  As of the year ended December 31, 2007, the company had expended all its grant funds, consequently no deferred grant revenue existed.

NOTE E.  BANK LINE OF CREDIT

The Company has a $250 bank line of credit available from US Bank until August 21, 2008.  The line of credit interest rate is prime plus 1%.  The line of credit is personally guaranteed by three of the Company’s Directors and Officers; the Chairman of the Board, Chief Executive Officer and President.  There was no balance outstanding on the line of credit at March 31, 2008 or December 31, 2007.

NOTE F. NET INCOME (LOSS) PER SHARE

Net income (loss) per share is presented as basic and diluted net income (loss) per share. Basic net income (loss) per share is net income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding. Diluted net income (loss) per share is similar to basic net income (loss) per share, except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect.  Dilutive securities include options granted pursuant to the Company’s stock option plan and stock warrants.

For the three months ended March 31, 2008 and 2007 options and warrants exercisable representing convertible securities were excluded were excluded from the calculation as their effect would have been antidilutive.

MOORE & ASSOCIATES, CHARTERED
           ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Znomics, Inc.
(A Development Stage Enterprise)

We have audited the accompanying restated balance sheet of Znomics, Inc. (A Development Stage Enterprise) as of December 31, 2007 and December 31, 2006, and the related restated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and December 31, 2006 and the period from inception September 13, 2001 through December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Znomics, Inc. (A Development Stage Enterprise) as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and December 31, 2006 and the period from inception September 13, 2001 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
July 16, 2008

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

ZNOMICS, INC.
Balance Sheets  ($ in thousands except per share data)
For the Years Ended December 31, 2007 and 2006

Assets	Restated 2007	Restated 2006
Current assets:
Cash and cash equivalents	$3,659	$138
Accounts receivable	106	72
Prepaid and other expenses	74	15
Total current assets	3,839	225

Property and equipment, net of accumulated depreciation	321	238

Total asssets	$4,160	$463

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$154	$5
Accrued liabilities	30	113
Deferred grant revenue and expense	-	23
Deferred revenue	514	338
Current portion of long term liabilities	10	17
Total current liabilities	708	496

Long term liabilities:
Capital leases, net of current portion	-	1
Notes payable, net of current portion	-	9
Total long term liabilities	-	10

Total liabilities	708	506

Stockholders' equity:
Convertible preferred stock:
Series A, $0.01 par value; 660,000 shares authorized; 657,405 shares issued and outstanding	-	7
Series B, $0.01 par value, 130,000 shares authorized and 126,675 shares issued and outstanding	-	1
Common stock, $0.001 and $0.01 par value,
100,000,000 and 9,340,000 shares authorized, 11,072,560 and 1,500,000 shares issued and outstanding at December 31, 2007 and 2006, respectively	11	15
Additional paid-in capital	5,625	926

Deficit accumulated during the development stage	(2,184)	(992)

Total stockholders' equity (deficit)	3,452	(43)

Total liabilities and stockholders' equity	$4,160	$463

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Statements of Operations ($ in thousands except per share data)
For the Years Ended December 31, 2007 and 2006
and the Period from September 13, 2001 (Date of Inception) to December 31, 2007

	Year Ended December 31, 2007	Restated Year Ended December 31, 2006	Restated September 13, 2001 (Inception) to December 31, 2007

Sales related to products and services	$198	$220	$624
Grant revenue	438	746	2,006
Total sales and revenue	636	966	2,630

Operating expenses:
Cost of products and services	1,023	338	1,455
Grant expense	438	746	2,006
Selling, general and administrative	345	8	544
Research and development	17	-	770

Total operating expenses	1,823	1,092	4,775

Loss from operations	(1,187)	(126)	(2,145)

Other income (expense):
Investment income	38	2	47
Interest expense	(5)	(5)	(52)
Other expense, net	(38)	-	(34)

Total other income (expense)	(5)	(3)	(39)

Loss before income tax	(1,192)	(129)	(2,184)
Income tax	-	-	-
Net loss	$(1,192)	$(129)	$(2,184)

Loss per common share data:
Basic	$(0.35)	$(0.09)
Diluted	$(0.35)	$(0.09)

Weighted average common shares outstanding:
Basic and Diluted	3,414,509	1,500,000

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
Statement of Stockholders' Equity (in thousands)
For the Period from September 13, 2001 (Date of Inception) to December 31, 2007

	Series A convertible preferred stock Shares Amount		Series B convertible preferred stock Shares Amount		Common stock Shares Amount		Additional paid-in capital	Restated Deficit accumulated during development stage	Restated Total
Balance at September 13, 2001		$-		$-		$-	$-	$-	$-

Issuance of common stock to founders - September 13, 2001					1,500	15			15

Issuance of Series A convertible preferred stock - January 30, 2002	657	7					650		657

Issuance of Series B convertible preferred stock - April 13, 2005			127	1			253		254

Contribution of laboratory equipment							23		23

Net loss								(863)	(863)

Balance at December 31, 2005	657	7	127	1	1,500	15	926	(863)	86

Net loss								(129)	(129)

Balance at December 31, 2006	657	7	127	1	1,500	15	926	(992)	(43)

Cancellation of preferred and common stock on merger	(657)	(7)	(127)	(1)	(1,500)	(15)			(23)

Issuance of new common stock on merger					11,073	11	4,198		4,209

Issuance of stock warrants							207		207

Stock option valuation							294		294

Net loss								(1,192)	(1,192)

Balance at December 31, 2007	-	$-	-	$-	11,073	$11	$5,625	$(2,184)	$3,452

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
Statements of Cash Flows (in thousands)
For the Years Ended December 31, 2007 and 2006
and the Period from September 13, 2001 (Date of Inception) to December 31, 2007

	Year Ended December 31, 2007	Restated Year Ended December 31, 2006	Restated September 13, 2001 (Inception) to December 31, 2007
Cash flows from operating activities:
Net loss	$(1,192)	$(129)	$(2,184)
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	87	63	269
Stock-based compensation charges	294	-	294
Stock warrants, expense	37	-	37
Issuance of stock for licensing and services	-	-	66
Changes in operating assets and liabilities:
Accounts receivable	(34)	(20)	(106)
Prepaid and other expenses	(60)	(6)	(74)
Accounts payable	148	4	154
Accrued liabilities	(83)	40	30
Deferred grant revenue and expense	(23)	(116)
Deferred revenue	177	338	515

Net cash provided (used) by operating activities	(649)	174	(999)

Cash flows from investing activities:
Capital expenditures	(169)	(131)	(650)

Net cash used by investing activities	(169)	(131)	(650)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	4,356	-	4,356
Proceeds from issuance of preferred stock	-	-	860
Proceeds from sale of equipment		82	82
New borrowings	160	-	640
Principal payments, capital leases and notes payable	(177)	(108)	(630)

Net cash provided (used) by financing activities	4,339	(26)	5,308

Net increase in cash and cash equivalents	3,521	17	3,659

Cash at beginning of period	138	121	-

Cash at end of period	$3,659	$138	$3,659

Supplemental disclosures:
Cash paid for interest	$5	$5	$29
Cash paid for income taxes	$-	$-	$-

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE A.  THE COMPANY

Znomics, Inc. (the Company) is a biotechnology company possessing proprietary gene mutatgenesis technology used to create a significant mutational library for the zebrafish.  The Company’s focus is to create a capability for in vivo drug discovery and lead compound discovery, develop specialized zebrafish technologies for discovery of new drug targets for human diseases, to partner in the development of environmental toxicology screens and to develop unique reagents for sale to the zebrafish research market.  The Company’s current market is pharmaceutical companies for collaborative contracts and academic research institutions for the sale of reagents.  The Company’s prospective market for drug discovery is large domestic pharmaceutical companies.

The Merger

The Company was formed as a result of a merger agreement entered into on November 5, 2007.  Znomics, Inc., previously a privately held Delaware corporation (“Znomics Delaware”), Pacific Syndicated Resources, Inc., an inactive public company (“PSRI”), and Znomics Acquisition, Inc., a newly formed wholly-owned Nevada subsidiary (“Acquisition Sub”), entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”).  In connection with the closing of this merger transaction, Znomics Delaware merged with and into Acquisition Sub (the “Merger”) on November 6, 2007, with the filing of Articles of Merger with the Nevada and Delaware Secretaries of State.  Subsequently, on November 6, 2007, PSRI merged with Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed the name to Znomics, Inc., effective November 6, 2007.

In addition, pursuant to the terms and conditions of the Merger Agreement:

•
Each share of Znomics Delaware common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive one share of common stock.  As a result, the shareholders of Znomics Delaware received 5,740,849 newly issued shares of common stock.

•	3,253,333 shares of common stock were issued to investors as a result of closing a private offering exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.

NOTE A.  THE COMPANY (Continued)

•
Outstanding options under the Znomics Delaware stock option plan to purchase 672,346 shares of Znomics Delaware common stock   have been converted into options to purchase 672,346 shares of common stock on the same terms and conditions, including varying exercise prices between $0.41 per share to $1.11 per share and exercise termination dates between June 2015 and September 2017.  The assumed stock option plan allows the issuance of options to purchase a maximum of 2,193,258 shares of our common stock, inclusive of these issuances.

•
Outstanding warrants of Znomics Delaware entitling holders to purchase 65,893 shares of Znomics Delaware common stock were assumed.  These warrants will be converted into warrants to acquire 65,893 shares of common stock.  Of these warrants, 56,131 shares are held at an exercise price of $0.82 per share and exercisable until October 17, 2008 and 9,762 shares are held at an exercise price of $1.50 per share and exercisable until June 30, 2012.  In addition, the Company issued warrants to purchase 227,733 shares of common stock at a price of $1.50 per share to the placement agent in the private offering, as partial payment, in exchange for their services.

•
Following the closing of the merger, in a separate transaction, the former PSRI Chief Executive Officer and sole director and certain other shareholders agreed to cancel and return a portion or all of their PSRI common stock into treasury.  In total, these shareholders retired 4,731,085 shares of common stock.

•	As a result, following these events, there were 11,072,560 shares of the Company’s common stock issued and outstanding at November 5, 2007.

•	The board of directors was reconstituted to consist of Roger D. Cone, Richard A. Sessions, Stephen E. Kurtz, and Dwight A. Sangrey, who prior to the Merger were the directors of Znomics Delaware.

•	Znomics Delaware provided customary representations and warranties and closing conditions, including approval of the Merger by a majority of its voting stockholders.

As of the date of the Merger Agreement and currently, there are no material relationships between the Company and PSRI and affiliates, other than in respect of the Merger Agreement.  All prior operations of PSRI have been ceased effective as of the Merger date.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Merger

The Merger is accounted for as a “reverse merger,” as the stockholders of Znomics Delaware owned a majority of the outstanding shares of common stock following the Merger and controlled the Board of Directors.  Znomics Delaware is deemed to be the accounting acquirer in the reverse merger.  Consequently, the assets and liabilities and the historical operations of Znomics Delaware prior to the Merger are reflected in the financial statements and are recorded at the historical cost basis of Znomics Delaware.  The financial statements include the assets and liabilities of Znomics Delaware and PSRI, the historical operations of Znomics Delaware, and the Company’s operations from the date of the Merger.

Basis of Presentation

As a start-up, the Company has not yet generated significant revenue and its activities have consisted primarily of developing the proprietary gene knock-out technology and building the mutational gene library, raising capital and recruiting personnel.  Accordingly, the Company is considered to be in the development stage as of December 31, 2007 as defined by Statement of Financial Accounting Standards, or SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.

As required for development stage companies, cumulative statements of operations and cash flows from September 13, 2001 (date of inception) through December 31, 2007 have been presented along with the statements of operations and cash flows for the years ended December 31, 2007 and 2006.  These cumulative statements have not been audited in their entirety.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates made by management of the Company include the useful lives of property and equipment, fair value of financial instruments and the assessment of the realizability of its deferred tax assets.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, money market funds, trade receivables and payables. At December 31, 2007, the Company also had leases and notes payable outstanding.  The fair value of the notes is sensitive to fluctuations in the general level of the U.S. interest rates.  Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Cash Equivalents

The Company considers all highly liquid debt and other instruments purchased with an original maturity of three months or less to be cash equivalents. These investments include money market funds. At December 31, 2007 and 2006, the Company’s cash equivalents held in a money market fund at US Bank were $3,612 and $0, respectively.

Technology License Agreements

The Company enters into technology license agreements with universities upon their purchase of fish lines.  These agreements typically give the Company the right of first refusal to exclusively license university inventions arising from the use of the fish lines.  The terms of these agreements are usually one year; however, the licensing rights carry forward for multiple years.  Research contract agreements with pharmaceutical companies typically provide the pharmaceutical company with technology licensing rights to discoveries coming out of the contracted work.  The costs of the agreements are expensed to research and development as incurred.  (See Note G)

Revenue Recognition

The Company derives revenues from the sales of reagent mutant fish, collaborations with pharmaceutical companies and research grants.  The Company’s markets during 2007 and 2006 included educational research institutions, pharmaceutical companies and research grant sponsors.  Sales and distribution are executed via internal marketing and sales efforts.

Revenues are realized and earned from collaborations when all of the following criteria are met:
*persuasive evidence of an arrangement exists;
*delivery has occurred or services have been rendered;
*the Company’s price to the buyer is fixed;
*collectability is reasonably assured.

Revenues from the sale of reagent mutant fish are recognized when title passes to the customer.  Customers initially pay for one-half the order.  Deferred revenue is recorded upon receipt of the cash until the title passes to the customer.  (See Notes J and K).

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company allows customers to return reagent mutant fish only for warranty reasons within seven days of shipment.    If the Company is unable to replace a reagent mutant fish line returned under warranty, a credit for a warranty return is issued.

Revenues from collaborative research projects with a pharmaceutical company are recognized when earned as services have been rendered over the contract period.

Revenues from grant sponsors are recognized when earned according to the contract.  Grant expenses are identified and classified to each specific grant.

Accounts Receivable

Receivables are carried at their estimated collectible amounts.  Accounts are periodically evaluated for collectibility based on past credit history with customers and their current financial condition and are written off when deemed to be uncollectible.  No allowance for doubtful accounts is recorded when management expects all receivables to be collected.

Property and Equipment

Property and equipment is recorded at cost.  Donated equipment, for which a fair value is readily determinable, is recorded at its fair value.  Depreciation is computed using the straight-line method over the estimated useful life from two to ten years.  Repairs and maintenance costs are expensed as incurred.  At the time of retirement or other disposal of equipment, the cost and related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in operations.

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of long-lived assets.  If expected future undiscounted cash flows exceed the carrying amount of the asset, no impairment is recognized.  No impairment losses were recorded from the period September 13, 2001 (date of inception) to December 31, 2007.

Research and Development

Research and development costs are charged to expense as incurred.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing the net income (loss) for the period by the weighted-average number of common shares outstanding during the period.  Diluted net income (loss) per share is calculated by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period, increased by potentially dilutive common shares (“dilutive securities”) that were outstanding during the period.  Dilutive securities include options granted pursuant to the Company’s stock option plan and stock warrants.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes.  Under this approach, deferred income taxes are calculated for the expected future tax consequences of temporary differences between the book and tax bases of the Company’s assets and liabilities.  Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Impairments of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by reference to market prices or through discounted cash flow analysis, depending on the asset.

Stock-Based Compensation

The Company has a stock-based employee compensation plan, which is described in Note F.  The Company accounts for rights under these plans under Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. SFAS No. 123(R) requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors.  The compensation expense for the Company’s stock-based payments is based on estimated fair values at the time of the grant.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consistent with SFAS No. 123, SFAS No. 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model.  These option pricing models involve a number of assumptions, including the expected lives of stock options, the volatility of the public market price for the Company’s common stock and interest rates.  The Company is using the Black-Scholes option pricing model.  Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that are ultimately expected to vest.

The following table summarizes the average estimates the Company used in the Black-Scholes option-pricing model during 2007 to determine the fair value of employee stock options granted during the year:

Risk free interest rate	4.1%
Expected life in years	8.4
Expected dividend yield	0.0%
Expected volatility	49.0%
Estimated annualized forfeiture rate	0.0%

The Company determines its risk-free rate assumption based upon the U. S. Treasury yield for obligations with contractual lives similar to the expected lives of the Company’s option grants.  The expected life represents the weighted average period the options are expected to remain outstanding, based upon historical experience.  The dividend yield assumption is based on the Company’s historical and anticipated dividend distributions.  The Company estimates its volatility factor by using the historical average volatility, over a period equal to the expected term, of comparable companies since it does not have adequate stock price history of its own stock to determine volatility. Forfeitures are estimated based upon historical experience.  Based upon these assumptions, the Company has estimated the per share weighted-average grant fair value of its options granted during 2007 at $1.45.

The table below summarizes the stock-based compensation expense:

Year Ended December 31, 2007
Cost of sales and services	$199
General and administrative	95

Total stock-based compensation expense included in loss from operations	$294

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

There was no stock-based compensation expense related to employee stock options recognized in the Company’s financial statements for 2006 based upon the assumptions and liquidation preferences of the preferred stock outstanding. The amount of stock based compensation in 2006 was not material to the Company’s results from operation.

Recent Accounting Pronouncements

SFAS 155 Accounting for Certain Hybrid Financial Instruments
Amends FASB Statements No. 133 and No. 140, which permits fair value remeasurement for hybrid financial instruments containing embedded derivatives and clarification of requirements, concentrations of credit risk and prohibitions.  Effective for periods beginning after September 15, 2007.

SFAS 156 Accounting for Servicing of Financial Assets
Amends FASB No. 140 and clarifies requirements for accounting for mortgage servicing assets and servicing liabilities and the use of derivative instruments to mitigate the risks inherent in such activities.  Effective for periods beginning after September 15, 2007.

SFAS 157 Fair Value Measurements
Defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements but does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company will adopt SFAS No. 157 effective January 1, 2008.

SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities Under SFAS No. 159 entities will have the option to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value.  This statement expands the use of fair value measurement and applies to entities that elect the fair value option at a specified election date. SFAS 159 is effective for fiscal years beginning after November 15, 2007.

Adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

NOTE C.   RESTATEMENT OF PRIOR FINANCIAL INFORMATION

In 2006, the Company commenced sales of reagent mutant fish to educational research institution customers.  Revenues from the sale of reagent mutant fish are recognized when title passes to the customer.  Cash deposits on its sales orders of  reagent mutant fish are recorded as deferred revenue and subsequently recognized as current revenue as delivery of the orders are made.  The Company discovered an accounting report used for 2006 revenue recognition and deferred revenue contained errors resulting in an overstatement of revenue.

The Company has evaluated the financial statement impact of the 2006 error and concluded that the change is quantitatively material to its previously filed 2006 financial statements. The amounts previously recorded in the year ended December 31, 2006 will be adjusted to reduce revenue and increase deferred revenue liability. The resulting roll-forward effect of the deferred revenue liability will be adjusted in the year ended December 31, 2007 balance sheet.

 The effect of the correction of this error on the balance sheet as of December 31, 2007 is summarized as follows:

	December 31, 2007 As Previously Reported	Adjustments	December 31, 2007 As Restated

Deferred Revenue	$460	$54	$514
Total Current Liabilities	654	54	708

Deficit accumulated during the development stage	(2,130)	(54)	(2,184)
Total Shareholders’ Equity	3,506	(54)	3,452

The effect of the correction of this error on the balance sheet as of December 31, 2006 and the statement of operations for the twelve month period ended December 31, 2006 is summarized as follows:

	December 31, 2006 As Previously Reported	Adjustments	December 31, 2006 As Restated

Deferred Revenue	$284	$54	$338
Total Current Liabilities	442	54	496

Deficit accumulated during the development stage	(938)	(54)	(992)
Total Stockholders’ Equity (deficit)	11	(54)	(43)

Sales related to products and services	274	(54)	220
Net loss	(75)	(54)	(129)
Net loss per share (basic and diluted)	(0.05)	(0.04)	(0.09)

The effects of the correction of this error, an increase of $39 in the  Selling, General and Administrative expense due to a roll-forward calculation in the statement of operations, and certain reclassifications in the statement of cash flows from September 13, 2001 (Inception) through December 31, 2007 are summarized as follows:

	September 13, 2001 (inception) to December 31, 2007 As Previously Reported	Adjustments	September 13, 2001 (inception) to December 31, 2007 As Restated

Sales related to products and services	$678	$(54)	$624
Selling, general and administrative	505	39	544
Loss from operations	(2,052)	(93)	(2,145)

Net loss	(2,091)	(93)	(2,184)

Net cash used by operating activities	(961)	(38)	(999)
Net cash used by investing activities	(511)	(139)	(650)
Net cash provided by financing activities	5,131	177	5,308

NOTE D.  ACCOUNTS RECEIVABLE

The Company’s accounts receivable consist of the following:

	December 31
	2007	2006
Receivable for fish lines	$100	$72
Receivable - Harvard	5	-
Other	1	-

	$106	$72

The Company expects to receive full payment of its receivables and, therefore, has not recorded an allowance for doubtful accounts.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE E.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Useful Lives	December 31, 2007 2006
Compound Library	3 years	$17	$-
Office equipment	2-3 years	91	47
Laboratory equipment	3-5 years	366	257
Donated laboratory equipment	2-5 years	23	23
Equipment under capital leases	5 years	40	40

		537	367
Less accumulated depreciation		(216)	(129)

Property and equipment, net		$321	$238

Depreciation expense was $87 and $63 for the years ended December 31, 2007 and 2006, respectively.  For 2007, the $87 in depreciation expense was classified in the statement of operations to grant expense.  In 2006, the $63 depreciation expense was classified in the statement of operations as $33 to cost of products and services and $30 to grant expense.  Accumulated depreciation on equipment under capital leases was $30 and $24 at December 31, 2007 and 2006, respectively.

NOTE F.   STOCKHOLDERS’ EQUITY

Common stock

On September 13, 2001, the Company issued 1,500,000 shares of common stock at $0.01 par value to the founders of the Company in exchange for services provided, including the development of a business plan and management of the company.

Convertible preferred stock

Series A

Under its Amended Articles of Incorporation, the Company was authorized to issue an additional 8,500,000 shares for a total of 10,000,000 shares of stock, of which 660,000 shares was designated Series A convertible preferred stock.  On January 30, 2002, the company sold 630,000 shares of Series A preferred stock at $1.00 per share, the issue price.  In addition, the Company issued 15,625 shares of Series A preferred stock to Oregon Health and Sciences University for a one-year technology license and 11,780 shares of Series A preferred stock to founders to reimburse expenses incurred

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE F.  STOCKHOLDERS’ EQUITY (Continued)

on behalf of the Company.

Series B

Under its Second Amended Articles of Incorporation, the Company was authorized to issue 10,000,000 shares (no change in total number of shares) of stock, of which 790,000 shares (an additional 130,000 shares) was designated convertible preferred stock as follows:

Series A	660,000 shares
Series B	130,000 shares

The Company executed a convertible bridge loan offering in December 2003 in which the purchasers received the following in exchange for cash in the amount of $230,000:

Convertible secured promissory note with interest at 8.0% per annum to be repaid as of the maturity date of January 31, 2005 or the principal plus interest to be converted into Series B convertible preferred stock at $2.00 per share upon the next financing or upon the option of the holders.  The holders of the notes were granted a security interest in all of the Company’s current and future personal property and general intangibles in which the Company has any right, title or interest.  The holders of the notes were granted a stock purchase warrant to purchase a certain number of shares of common stock at $2.00 per share before the end of November 30, 2008.

Effective February 1, 2005, the convertible bridge loan conversion to series B preferred stock was completed at a conversion price of $2.00 per share for a total of 126,665 shares.  Interest due Series B shareholders was converted into shares and interest expense of $23,350 was recorded as part of the conversion.

Rights and preferences of preferred stock

Dividends.  Holders of Series A and B preferred stock are entitled to receive dividends at a rate of 6% per annum when declared by the Board of Directors and payable in cash or common stock.  Series A preferred stockholders receive preference in any declaration of dividends.  The dividends are not cumulative and no dividends have been declared in the period from September 13, 2001 (date of inception) to December 31, 2006.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE F.  STOCKHOLDERS’ EQUITY (Continued)

Liquidation preference.  Upon liquidation, dissolution, winding up or qualified consolidation or merger of the Company, whether voluntary or involuntary, each stockholder will receive an amount equal to the issue price plus any declared but unpaid dividends.  If the assets and funds to be distributed are insufficient to pay the full amount due, all available assets shall be distributed ratably to the stockholders in the following preferential order:  Series A preferred stockholders to receive senior rank in liquidation order.  Series B preferred stockholders rank junior to Series A but senior to common or any other capital stockholders.

Voting.  Each preferred stockholder receives a number of votes equal to the number of whole shares of common stock into which the shares of Series A and Series B preferred stock are convertible.

Conversion rights.  Each share of preferred stock is convertible, at the option of the holder, into the number of shares of common stock as is determined by dividing the issue price by the conversion price in effect at the time and is subject to an anti-dilution adjustment if the company issues additional common stock at less than the conversion price in effect.   No fractional shares will be issued on conversion and all converted stock is to be retired and not reissued.  The Company must keep available enough common stock to cover conversion of all outstanding preferred stock.  All preferred stock will be automatically converted upon issuance of a qualified initial public offering.

As a result of the November 5, 2007 Merger (see Note A), the common stock, Series A and B preferred stock of Znomics Delaware were converted into common stock of the Acquisition Sub.  The Acquisition Sub was then renamed Znomics, Inc.  At December 31, 2007, common stock is the only stock issued and outstanding.

NOTE G.  STOCK OPTIONS AND WARRANTS

The Company has a Stock Incentive Plan to promote the Company’s long-term growth and profitability by awarding incentives to employees, officers, directors and consultants.  The plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards or other stock-based awards.  The Board of Directors has authorized up to 1,708,322 shares to be issued under the stock option plan.  To date grants have consisted primarily of incentive stock options (ISOs) but non-employees receive non-qualified options.

The options expire on the last business day prior to the tenth anniversary of the grant award date, currently 2012 to 2017, unless fully exercised or terminated earlier.  The options vest and become exercisable either 25% on the award date and 25% ratably thereafter, or, vest ratably commencing one year from the award date.  The options vest over periods of three to five years.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE G.  STOCK OPTIONS AND WARRANTS (Continued)

The Company has warrants outstanding which are convertible into common stock. In 2007, 237,495 warrants, expiring in 2012 and exercisable at $0.82 to $1.50 per share, were granted.  Included in the 2007 grants were 227,733 warrants, exercisable at $1.50 per share, granted to placement agents in the Company’s November 2007 private placement as a partial fee.

The warrants issued to the holders of the convertible promissory notes were valued using the Black-Sholes option pricing model.  The valuation of these warrants as of the repricing at the merger date was $38 recorded as an expense.  The assumptions were: a risk free interest rate of 3.94%, expected life of .74 years, expected dividend yield of 0.0% and expected volatility of 49.0%. The warrants issued to the placement agent were also valued using the Black-Sholes option pricing model.  The valuation of these warrants was $170 recorded as additional paid in capital.  The assumptions were: a risk free interest rate of 4.16%, expected life of 5 years, expected dividend yield of 0.0% and expected volatility of 49.0%.

The Board of Directors approved a repricing of the exercise price, and an additional grant of outstanding stock options and warrants, to existing stock option and warrant holders effective as of the November 2007 merger date.  The exercise prices were adjusted to approximately 41% of the original exercise price.  The original number of options were increased approximately 2.4 times, resulting in 410,571 additional stock options and 33,131 warrants granted.

The following schedules present stock options and warrants awarded and unexercised for the years ended December 31, 2007 and 2006:

	Number of Options Warrants		Exercise Price per Share

Outstanding at December 31, 2005	212,500	23,000	$1.00 – 2.25
Granted	32,500	-	2.50
Exercised	-	-
Expired	-	-
Forfeited	(20,000)	-

Outstanding at December 31, 2006	225,000	23,000	0.82 – 2.50
Granted	296,189	237,495	1.00 – 2.80
Repriced	410,571	33,131	0.41-1.15
Exercised	-	-
Expired	-	-
Forfeited	(48,812)	-	0.98

Outstanding at December 31, 2007	882,948	293,626	$0.41 – 1.50

No stock options or warrants have been exercised to date.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE H.  RESEARCH AND DEVELOPMENT

The Company is a party to certain contracts and has received grants under which it is obligated to perform research and development activities.  Under the terms of certain agreements, the Company received fees for providing research and development services.  The Company also received federal grants to fund research and development costs for its library database.

The following schedule summarizes certain information with respect to research and development contracts and grants for the years ended December 31, 2007 and 2006:

	2007	2006
Research expenses paid by contracts	$110	$338
Research expenses paid by grants	$383	$746
Costs charged to operations	$17	$-

NOTE I.  ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2007 2006
Payroll liabilities	$23	$19
Accrued vacation	$7	$10
Legal fees payable	-	84

	$30	$113

NOTE J.  DEFERRED REVENUE

In 2006 the Company entered into a contract agreement to provide 1,000 fish line products to Harvard University for a total of $450.  One-half, or $225, was  received, including a nonrefundable portion of $50, by the Company in 2006.  No deliveries were made to Harvard until 2007, resulting in deferred revenue at December 31, 2007 and 2006 of $220 and $225, respectively.

The Company requires at least a 50% cash deposit on its other sales orders of fish line products to all other customers.  These cash deposits are recorded as deferred revenue and subsequently recognized as current revenue as delivery of the orders are made.  Cash deposits on undelivered fish line product orders recorded as deferred revenue at December 31, 2007 and 2006 totaled $294 and $113, respectively.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE K.   DEFERRED GRANT REVENUE AND EXPENSE

The Company has received grant monies from the National Institute of Health (NIH) to fund the costs and expenses associated with the generation of a zebrafish insertional mutation library.  The grants are cost support grants for specific project periods only.  Funding dollars unutilized at the end of the grant period may be carried over into future periods with the consent of the NIH.  In 2006 the Company received supplemental NIH funding for the grant, extending the period of performance to August 31, 2007.

As of the year ended December 31, 2006, the Company had received grant funds in excess of recorded, uncapitalized expenses in the amount of $140.  As of the year ended December 31, 2007, the company had expended all its grant funds.

NOTE L.  INCOME TAXES

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the statutory federal rate to pretax income as a result of the following differences:

	December 31
	2007		2006
Tax computed at the federal statutory rate		$(405)	$(25)
State income taxes, net of federal benefit		(58)	(5)
Stock-based compensation		99	-
Permanent differences and other		13	-
Change in valuation allowance		351	30

Income tax provision	$		$-

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Significant components of the deferred tax assets are as follows:

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE L.  INCOME TAXES (Continued)

	December 31
	2007	2006
Deferred tax assets:
Accrued expenses and other	$182	$133
Net operating loss carryforwards	563	250
Valuation allowance	(712)	(361)
Total deferred tax assets, net of valuation allowance	33	22
Deferred tax liabilities:
Fixed assets	33	22

Net deferred tax assets	$-	$-

Valuation allowance of $712 and $361 at December 31, 2007 and 2006, respectively, has been recorded to offset net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

At December 31, 2007, the Company has federal, state, and local net operating loss carryforwards of approximately $1,373, $1,390, and $761, respectively, which begin to expire in 2024, 2019, and 2009, respectively.

Utilization of net operating losses, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.  The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period.  Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.  Currently, the Company is not under examination.

FIN 48 Disclosure

In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (“FIN 48”).  FIN 48 establishes a single model to address accounting for uncertain tax positions.  FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE L.  INCOME TAXES (Continued)

The Company adopted the provisions of FIN 48 on January 1, 2007.  As of the date of adoption, the Company had no unrecognized tax benefits.  The adoption of FIN 48 did not result in an adjustment to retained earnings.  The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.  The Company has recognized no interest or penalties upon the adoption of FIN 48.  The Company does not expect any significant increases or decreases to its unrecognized tax benefits within twelve months of this reporting date.

The Company is subject to U.S. federal and Oregon state income tax.  The Company is no longer subject to U.S. federal or Oregon income tax examinations for years before 2004.  However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount.

The Company is not currently under Internal Revenue Service (IRS) or Oregon tax examinations.

At January 1, 2007, the Company had net deferred tax assets of $22 .  A significant component of the Company’s deferred tax assets are federal and state tax net operating loss (“NOL”) carryfowards.  Due to uncertainties surrounding the Company’s ability to generate sufficient future taxable income to realize these assets, a full valuation has been established to offset its net deferred tax asset. Additionally, the future utilization of the Company’s NOL carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future.  Until the Company has determined whether such an ownership change has occurred, and until the amount of any limitation becomes known, no amounts are being presented as an uncertain tax position in accordance with FIN 48.  The Company believes that the amount subject to limitation could be significant.  Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE M.  LONG TERM DEBT

December 31, 2007 2006
Loan from Washington Mutual Bank for a fish tank system payable in monthly principal installments of $833 plus computed interest at a variable rate adjusted daily of the prime rate plus 2% maturing January 1, 2009, guaranteed by two officers	$9	$19

Following are maturities of long-term debt :

2008	$9
2009 and thereafter	-

$9

NOTE N.  CAPITAL LEASE COMMITMENTS

The Company leases laboratory and communication equipment under the following capital leases:

	December 31, 2007 2006
Capital lease from US Filter for a pump system and maintenance contract payable in monthly installments of $211 maturing December 31, 2007 with $1 buyout, secured by the equipment.	$-	$2

Capital lease from Beckman Coulter for a centrifuge payable in monthly installments of $687 maturing May 15, 2007 with $1 buyout, secured by the equipment.	-	3

Capital lease from Integra for an NEC telephone system payable in monthly installments of $183 maturing May 2008 with $1 buyout, secured by the equipment.	1	3

	$1	$8

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE N.  CAPITAL LEASE COMMITMENTS (Continued)

Following are maturities of capital leases:

2008	$1
2009 and thereafter	-

$1

In February 2006, the Company transferred the lease and all rights and obligations of a DNA Sequencer to the Molecular MD Company, eliminating a capital lease obligation of $82.  As part of the lease transfer agreement, the Company retained certain rights to use the equipment at no additional cost until March 1, 2008.  The estimated value of these equipment usage rights at the time of the transfer was $7 and there were no remaining rights as of December 31, 2007.

NOTE O.  OPERATING LEASE

The Company leases office and laboratory facilities under an operating lease.  The term of the lease is quarter-to-quarter.  Rent expense for the years ended December 31, 2007 and 2006 was $71 and $54, respectively.

NOTE P.  BANK LINE OF CREDIT

The Company has a $250 bank line of credit available from US Bank until August 21, 2008.  The line of credit interest rate is prime plus 1%.  The line of credit is personally guaranteed by three of the Company’s Directors and Officers, the Chairman of the Board, Chief Executive Officer and President.  There was no balance outstanding on the line of credit at December 31, 2007.

NOTE Q.  RELATED PARTY TRANSACTIONS

The Chief Executive Officer has agreed to work for the Company on a part-time consulting basis without benefit of a salary.  Consulting expense of $12 in 2007 and 2006 was paid and no amounts have been accrued for unpaid salary at December 31, 2007 and 2006.

A Director, Stephen Kurtz, served as Manager of Marketing and Product Development on a part-time basis for a salary of $22 and $11 in 2007 and 2006, respectively.  He has been promoted to Director of Operations effective March 1, 2008.

The Chief Executive Officer and President personally guaranteed the loan from Washington Mutual Bank to purchase the fish tank system.  (See Note L)

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006
(in thousands except share data)

NOTE R.  SUBSEQUENT EVENTS

In February 2008, the Company  entered into another lease, for a one year period, with OHSU for on-campus research and office space.  The additional space will cost  approximately $4 per month, or $52 annually.  The approximately 1,600 square feet of laboratory, fish facility and offices will support the Company’s drug discovery operations.  As of January 8, 2008, the Company has an order backlog for sales of 363 mutant fish lines.  The order backlog totals approximately $372.  It can take an extended period of time, up to six months or more, to operationally complete and ship a mutant fish line.

The Company’s Board of Directors has approved the implementation of a qualified retirement plan under Section 401(k) of the Internal Revenue Code covering all employees.  The Company’s contribution, to commence January 2008, will be 3% of employee compensation and will immediately vest.  The Company may, at the discretion of its Board of Directors, make additional contributions on behalf of the plan participants.  Participants in the plan may defer up to the maximum annual amount allowable under IRS regulations.  The plan is expected to be completed in the first quarter of 2008.

NOTE S.  MERGER

On November 5, 2007, the Company, formerly known as Pacific Syndicated Resources, Inc., (“PSRI”), entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Znomics, Inc., a privately held Delaware corporation (“Znomics Delaware”), and Znomics Acquisition, Inc., the Company’s newly formed wholly-owned Nevada subsidiary (“Acquisition Sub”).  In connection with the closing of this Merger Agreement, Znomics Delaware merged with and into Acquisition Sub (the “Merger”) on November 6, 2007, with the filing of Articles of Merger with the Nevada and Delaware Secretaries of State.  Subsequently, on November 6, 2007, PSRI merged with Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed the name to Znomics, Inc., effective November 6, 2007.

In addition, pursuant to the terms and conditions of the Merger Agreement:


Each share of Znomics Delaware common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive one share of common stock with no additional consideration.  As a result, the shareholders of Znomics Delaware received 5,740,849 newly issued shares of common stock.


3,253,333 shares of common stock were issued to investors as a result of closing a private offering for $4.88 million exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.

Following the closing of the Merger, in a separate transaction, the former PSRI Chief Executive Officer and sole director and certain other shareholders agreed to cancel and return a portion or all of their PSRI common stock into treasury.  In total, these shareholders retired 4,731,085 shares of common stock. No consideration was paid to the company in this transaction.  As a result, following these events, there were 11,072,560 shares of the Company’s common stock issued and outstanding at November 5, 2007, comprised of the following:

Shares	Held By:	Percentage of Issued and Outstanding
5,740,849	Znomics Delaware Shareholders	51.85%
3,253,333	New investors in private placement	29.38%
2,078,365	Existing Shareholders of PSRI	18.77%
11,072,560	All Shareholders	100%

As show from the above table, Znomics Delaware shareholders plus new investors in the Znomics business held a total of 8,994,182 shares, or over 81%.  In addition, the board of directors was reconstituted to consist of Roger D. Cone, Richard A.  Sessions, Stephen E. Kurtz, and Dwight A. Sangrey, who prior to the Merger were the directors of Znomics Delaware.

The Merger is accounted for as a “reverse merger,” as the stockholders of Znomics Delaware owned a majority of the outstanding shares of common stock following the Merger and controlled the Board of Directors.  Further, Znomics Delaware was deemed to be the accounting acquirer in the reverse merger under these circumstances. The acquisition is accounted for as a purchase.

For accounting purposes, the Znomics Delaware (Company) is the acquiring entity or purchaser due to 1) the Company issued equity interest (common stock) as a result of the merger, 2) the Company’s owners as a group retained or received the larger portion of the voting rights in the combined entity, 3) the Company’s founders holds a large minority voting interest in the combined entity, 4) the Company’s board of directors has the ability to elect or appoint a voting majority of the governing body of the combined entity, and 5) the Company’s senior management is the senior management of the combined entity.

There were no related party relationships between the entities prior to the Merger.

NOTE T. RECLASSIFICATIONS

Certain reclassifications of prior year amounts have been made to conform to the 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Pacific Syndicated Resources, Inc,

We have audited the accompanying balance sheets of Pacific Syndicated Resources, Inc (an exploration stage company), as of May 31, 2007 and 2006 and the related statements of operations, cash flows and stockholders’ equity for the year ended May 31, 2007, the period from March 20, 2006 (inception) to May 31, 2006 and the period from March 20, 2006 (inception) to May 31, 2007. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Pacific Syndicated Resources, Inc. (an exploration stage company) as of May 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended May 31, 2007, the period from March 20, 2006 (inception) to May 31, 2006 and the period from March 20, 2006 (inception) to May 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
August 17, 2007

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
BALANCE SHEETS

	May 31, 2007	May 31, 2006

ASSETS

CURRENT ASSETS
Cash	$6,771	$27,513
Prepaid expenses	-	3,500

	$6,771	$31,013

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$134	$7,700
Due to related party (Note 5)	5,600	1,175

	5,734	8,875

Contingency (Note 1)

STOCKHOLDERS’ EQUITY
Capital stock (Note 4)
Authorized:
75,000,000 common shares, $0.001 par value,
Issued and outstanding: 6,809,450 common shares	6,809	6,809
Additional paid in capital	24,351	24,351
Deficit accumulated during the exploration stage	(30,123)	(9,022)

	1,037	22,138

	$6,771	$31,013

The accompanying notes are an integral part of these financial statements

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
STATEMENTS OF OPERATIONS

	Year Ended May 31, 2007	March 20, 2006 (Inception) to May 31, 2006	March 20, 2006 (Inception) to May 31, 2007

EXPENSES
Accounting and audit fees	$8,828	$5,200	$14,028
Incorporation costs	-	375	375
Mineral property costs	5,362	2,500	7,862
Office and sundry	618	147	765
Rent (Note 5)	4,800	800	5,600
Transfer agent	1,493	-	1,493

NET LOSS	$21,101	$9,022	$30,123

BASIC LOSS PER SHARE	$0.00	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	6,809,450	4,635,617

The accompanying notes are an integral part of these financial statements

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2007		March 20, 2006 (Inception) to May 31, 2006		March 20, 2006 (Inception) to May 31, 2007

OPERATING ACTIVITIES
Net loss	$	(21,101)	$	(9,022)	$	(30,123)
Change in non-cash working capital balance related to operations
Prepaid expenses		3,500		(3,500)		-
Accounts payable and accrued liabilities		(7,566)		7,700		134

Net cash used in operations		(25,167)		(4,822)		(29,989)

FINANCING ACTIVITIES
Proceeds on sale of common stock		-		31,160		31,160
Advance from related party		4,425		1,175		5,600

Net cash from financing activities		4,425		32,335		36,760

Increase (decrease) in cash		(20,742)		27,513		6,771

CASH, BEGINNING		27,513		-		-

CAH, ENDING		$6,771		$27,513		$6,771

Supplemental cash flow information:
Cash paid for:
Interest		$-		$-		$-

Income taxes		$-		$-		$-

The accompanying notes are an integral part of these financial statements

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
 STATEMENT OF STOCKHOLDERS’ EQUITY
for the period March 20, 2006 (Inception) to May 31, 2007

	Common Shares		Additional Paid-in	Deficit Accumulated During the Exploration
	Number	Par Value	Capital	Stage	Total

Balance, March 20, 2006,	-	$-	$-	$-	$-
Capital stock issued for cash:	4,000,000	4,000	-	-	4,000
– April 2006 at $0.001 per share
– April 2006 at $0.005 per share	2,765,000	2,765	11,060	-	13,825
– April 2006 at $0.30 per share	44,450	44	13,291	-	13,335
Net loss	-	-	-	(9,022)	(9,022)

Balance, May 31, 2006	6,809,450	6,809	24,351	(9,022)	22,138

Net loss	-	-	-	(21,101)	(21,101)

Balance, May 31, 2007	6,809,450	$6,809	$24,351	$(30,123)	$1,037

The accompanying notes are an integral part of these financial statements

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2007

Note 1                 Nature and Continuance of Operations

The Company was incorporated in the State of Nevada on March 20, 2006 and is in the exploration stage.  The Company has acquired a mineral property located in the Province of British Columbia, Canada and has not yet determined whether this property contains reserves that are economically recoverable.  The recoverability of costs incurred for acquisition and exploration of the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses since inception resulting in an accumulated deficit of $30,123 as at May 31, 2007 and further losses are anticipated in the development of its business raising doubt about the Company’s ability to continue as a going concern.  The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors and or private placement of common stock.

Note 2	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Exploration Stage Company

The Company complies with Financial Accounting Standards Board Statement No. 7 as to its characterization of the Company as an exploration stage enterprise.

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2007

Note 2	Summary of Significant Accounting Policies – (cont’d)

Mineral Interests

The Company is primarily engaged in the acquisition, exploration and development of mineral properties. Mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows, have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are expensed as incurred if the criteria for capitalization is not met. Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. As of the date of these financial statements, the Company has incurred only acquisition and exploration costs which have been expensed. To date the Company has not established any proven or probable reserves on its mineral properties.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements are presented in United States dollars.  In accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”, foreign denominated monetary assets and liabilities are translated into their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non monetary assets are converted at exchange rates prevailing on the transaction date. Revenue and expenses are translated at average rates of exchange during the year.  Gains or losses resulting from foreign currency transactions are included in results of operations.

Fair Value of Financial Instruments

The carrying value of cash, accounts payable, accrued liabilities and due to related parties approximates their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2007

Note 2	Summary of Significant Accounting Policies – (cont’d)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences).  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At May 31, 2007 a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

Basic and Diluted Loss Per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company.  Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2007

Note 3	Mineral Property

April Hope Property

During the period ended May 31, 2006, the Company electronically staked a mineral property, known as "April Hope Property", located in the Province of British Columbia, Canada. The property was staked on behalf of the Company by the Company’s geologist and is held in trust for the Company. Upon request from the Company the title will be recorded in the name of the Company with the appropriate mining recorder. The Company incurred costs of $2,500 in relation to the staking of the mineral property. During the year ended May 31, 2007, the Company incurred $5,362 in exploration costs on the property.

Note 4	Capital Stock

The total number of common shares authorized that may be issued by the Company is 75,000,000 shares with a par value of one tenth of one cent ($0.001) per share and no other class of shares is authorized.

During the period ended May 31, 2006, the Company issued 6,809,450 shares of common stock for total cash proceeds of  $31,160.

At May 31, 2007, there were no outstanding stock options or warrants.

Note 5	Related Party Transactions

As at May 31, 2007, a director of the Company loaned the Company $5,600 (2006-$1,175). The loan is unsecured, non interest bearing and repayable on demand. During the year ended May 31, 2007 the Company incurred an office rent expense of $4,800 (May 31, 2006 - $800) with its president.

PACIFIC SYNDICATED RESOURCES, INC.
 (An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2007

Note 6	Income Taxes

The significant components of the Company’s deferred tax assets are as follows:

Deferred Tax Assets	May 31, 2007	May 31, 2006

Non-capital loss carryforward	$4,140	$978
Less: valuation allowance for deferred tax asset	(4,140)	(978)

Net deferred tax asset	$-	$-

There were no temporary differences between the Company’s tax and financial bases that result in deferred tax assets, except for the Company’s net operating loss carryforwards amounting to approximately $27,600 at May 31, 2007, which may be available to reduce future year’s taxable income. These carryforwards will expire, if not utilized, commencing in 2026.  Management believes that the realization of the benefits from this deferred tax assets appears uncertain due to the Company’s limited operating history and continuing losses.  Accordingly a full, deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

Pacific Syndicated Resources, Inc.
(a Development Stage Company)
Balance Sheet
(Unaudited)

August 31,2007 (Unaudited)
Assets

Current Assets
Cash and cash equivalents	$7
Total current assets	7

Other Assets	-

TOTAL ASSETS	$7

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
Accounts payable and accrued liabilities	$-
Related party payable	5,600
Total current liabilities	5,600

Long-Term Liabilities
Note payable	-
Total liabilities	5,600

Stockholders' Equity (Deficit)
Common stock: $0.001 par value; 75,000,000 shares authorized: 6,809,450 shares issued and outstanding	6,809
Additional paid in capital	24,351
Accumulated deficit	(36,753)
Total stockholders' equity (deficit)	(5,593)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$7

The accompanying notes are an integral part of these financial statements

Pacific Syndicated Resources, Inc.
(a Development Stage Company)
Statement of Operations
(Unaudited)

	For the Three Months Ended August 31, 2007	For the Three Months Ended August 31, 2006	From Inception March 20, 2006 Through August 31, 2007

Revenues, net	$-	$-	$-
Cost of Sales	-	-	-
Gross Margin	-	-	-

Operating Expenses
General and administrative	6,630	3,051	36,753
Total Operating Expenses	6,630	3,051	36,753

Other Income (Expense)
Interest Expense	-	-	-

Net Loss	$(6,630)	$(3,051)	$(36,753)

Basic Loss per Share	$(0.00	$(0.00)
Weighted Average Shares Outstanding	13,050,000	6,809,450

The accompanying notes are an integral part of these financial statements

Pacific Syndicated Resources, Inc.
(a Development Stage Company)
Statement of Cash Flows
(Unaudited)

	For the Three Months Ended August 31, 2007	For the Three Months Ended August 31, 2006	From Inception March 20, 2006 Through August 31, 2007
Cash Flows from Operating Activities:
Net Loss	$(6,630)	$(3,051)	$(36,753)
Adjustments to reconcile to cash flows
from operating activities:
Depreciation	-	-	-
Common stock issued for services	-	-	-
Changes in Operating Assets and Liabilities:
(Increase) decrease in prepaid expenses	-	3,500	-
Increase (decrease) in accounts payable
and accrued liabilities	(134)	(4,962)	-
Net Cash Used In Operating Activities	(6,764)	(4,513)	(36,753)

Cash Flows from Investing Activities:
Purchase of property and equipment	-	-	-
Net Cash Used In Investing Activities	-	-	-

Cash Flows from Financing Activities:
Proceeds from related party payable	-	825	5,600
Proceeds from sale of common stock	-	-	31,160
Net Cash Provided by Financing Activities	-	825	36,760

Net Increase (Decrease) in Cash and Cash Equivalents	(6,764)	(3,688)	7
Cash and Cash Equivalents at Beginning of Period	6,771	27,513	-
Cash and Cash Equivalents at End of Period	$7	$23,825	$7

Supplemental Disclosure of Cash Flow Information:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Schedule of Non-Cash Financing Activities:
Equipment purchased for note payable	$-	$-	$-

The accompanying notes are an integral part of these financial statements

PACIFIC SYNDICATED RESOURCES, INC.
(A Development Stage Company)
Notes to the Financial Statements

NOTE 1 -   Basis of Presentation

Unaudited Interim Financial Statements
The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at August 31, 2007 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's May 31, 2007 audited financial statements.  The results of operations for the period ended August 31, 2007 are not necessarily indicative of the operating results for the year ended May 31, 2008.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using accounting principles   generally   accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.  If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources.  Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Znomics, Inc.
UNAUDITED CONDENSED COMBINED INTERIM PRO FORMA BALANCE SHEET

	Pacific Syndicated Resources, Inc.	Znomics, Inc.	Combined	Pro Forma		Adjusted ProForma
	August 31, 2007 and September 30, 2007		Totals	Adjustments	AJE	Totals

ASSETS

Current Assets:
Cash	$7	$21,508	21,515	$4,880,000	[3]	$4,901,515
Accounts receivable	-	59,424	59,424	-		59,424
Prepaid epense	-	7,111	7,111	-		7,111
				-
Other current assets	-	-	-	-		0

Total Current Assets	7	88,043	88,050	4,880,000		4,968,050

Fixed Assets, Net:	-	274,855	274,855	-		274,855

TOTAL ASSETS	$7	$362,898	$362,905	$4,880,000		$5,242,905

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$-	$60,982	$60,982	$-		$60,982
Bank line of credit	-	15,000	15,000	-
Accrued expenses	-	106,715	106,715	-
Notes payable	-	261,964	261,964	-		261,964
Other current liabilities	5,600	475,189	480,789	(250,000)	[4]	230,789

Total Current Liabilities	5,600	919,850	925,450	(250,000)		675,450

Long-Term Liabilities:
Notes payable	-	1,480	1,480	-		1,480

Total Long-Term Payables	-	1,480	1,480	-		1,480

Total Liabilities	5,600	921,330	926,930	(250,000)		676,930

Stockholders' Equity:
Preferred stock	-	910,755	910,755	(910,755)	[2]	-

Common stock	6,809	15,000	21,809	167	[4]	15,803
				(9,426)	[2]
				3,253	[3]

Additional paid-in capital	24,351	22,550	46,901	4,731	[1]	6,061,640
				920,181	[2]
				4,876,747	[3]
				249,833	[4]
				(36,753)	[5]
Treasury Stock				(4,731)	[1]	(4,731)
Retained earnings (deficit)	(36,753)	(1,506,737)	(1,543,490)	36,753	[5]	(1,506,737)

Total Stockholders' Equity	(5,593)	(558,432)	(564,025)	5,130,000		4,565,975

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$7	$362,898	$362,905	$4,880,000		$5,242,905

____________________________	-	-	-	-		-

	[1] To record the return of 4,731,085 shares of common stock at the acquisition of Znomics to treasury
	[2] To record 5,574,182 shares issued for Znomics
	[3] To record 3,253,333 shares issued in private placement of common stock at $1.50 per share
	[4] To record 166,667 shares issued in satisfaction of debt
	[5] To eliminate the accumulated deficit of Pacific Syndicated Resources

Znomics, Inc.
UNAUDITED CONDENSED COMBINED INTERIM PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED

	Pacific Syndicated Resources, Inc.	Znomics, Inc.	Combined		Pro-Forma Adjusted Combined
	August 31, 2007 and September 30, 2007		Totals	Adjustments	Totals

REVENUES

Sales revenue	$-	69,853	69,853	$-	$69,853
Other revenue	-	110,000	110,000	-	110,000

Total Revenues	-	179,853	179,853	-	179,853

COST OF SALES	-	380,602	380,602	-	380,602

GROSS PROFIT	-	(200,749)	(200,749)	-	(200,749)

OPERATING EXPENSES

General and administrative	6,630	120,704	127,334	-	127,334
Research contracts	-	251,540	251,540	-	251,540

Total Costs and Expenses	6,630	372,244	378,874	-	378,874

OPERATING INCOME (LOSS)	(6,630)	(572,993)	(579,623)	-	(579,623)

OTHER INCOME (EXPENSE)

Interest expense	-	(2,910)	(2,910)	-	(2,910)
Other income	-	6,728	6,728	-	6,728

Total Other Income (Expense)	-	3,818	3,818	-	3,818

NET INCOME (LOSS)	$(6,630)	$(569,175)	$(575,805)	$-	$(575,805)

Znomics, Inc.
UNAUDITED CONDENSED COMBINED PRO FORMA BALANCE SHEET

	Pacific Syndicated Resources, Inc.	Znomics, Inc.	Combined	Pro Forma		Adjusted ProForma
	May 31, 2007 and December 31, 2006		Totals	Adjustments	AJE	Totals

ASSETS

Current Assets:
Cash	$6,771	$138,138	144,909	$4,880,000	[3]	$5,024,909
Accounts receivable	-	71,636	71,636	-		71,636
Prepaid epense	-	11,212	11,212	-		11,212
				-
Other current assets	-	3,895	3,895	-		3,895

Total Current Assets	6,771	224,881	231,652	4,880,000		5,111,652

Fixed Assets, Net:	-	237,514	237,514	-		237,514

TOTAL ASSETS	$6,771	$462,395	$469,166	$4,880,000		$5,349,166

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$134	$5,153	$5,287	$-		$5,287
Bank line of credit	-	-	0	-
Accrued expenses	-	113,195	113,195	-
Notes payable	-	16,723	16,723	-		16,723
Other current liabilities	5,600	306,733	312,333	(250,000)	[4]	62,333

Total Current Liabilities	5,734	441,804	447,538	(250,000)		197,538

Long-Term Liabilities:
Notes payable	-	9,849	9,849	-		9,849

Total Long-Term Payables	-	9,849	9,849	-		9,849

Total Liabilities	5,734	451,653	457,387	(250,000)		207,387

Stockholders' Equity:
Preferred stock	-	910,755	910,755	(910,755)	[2]	-

Common stock	6,809	15,000	21,809	167	[4]	15,803
				(9,426)	[2]
				3,253	[3]

Additional paid-in capital	24,351	22,550	46,901	4,731	[1]	6,068,270
				890,058	[2]
				4,876,747	[3]
				249,833	[4]
Tresury stock				(4,731)	[1]	(4,731)
Retained earnings (deficit)	(30,123)	(937,563)	(967,686)	30,123	[2]	(937,563)

Total Stockholders' Equity	1,037	10,742	11,779	5,130,000		5,141,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$6,771	$462,395	$469,166	$4,880,000		$5,349,166

____________________________	-	-	-	-		-

	[1] To record the cancellation of 4,731,085 shares of common stock at the acquisition of Znomics
	[2] To record 5,574,182 shares issued for Znomics and eliminate the accumulated deficit of Pacific Syndicated Resources, Inc.
	[3] To record 3,253,333 shares issued in private placement of common stock at $1.50 per share
	[4] To record 166,667 shares issued in satisfaction of debt

Znomics, Inc.
UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED

	Pacific Syndicated Resources, Inc.	Znomics, Inc.	Combined		Pro-Forma Adjusted Combined
	May 31, 2007 and December 31, 2006		Totals	Adjustments	Totals

REVENUES

Sales revenue	$-	$73,776	$73,776	$-	$73,776
Other revenue	-	200,000	200,000	-	200,000

Total Revenues	-	273,776	273,776	-	273,776

COST OF SALES	-	212	212	-	212

GROSS PROFIT	-	273,564	273,564	-	273,564

OPERATING EXPENSES

General and administrative	21,101	7,708	28,809	-	28,809
Research contracts	-	338,241	338,241	-	338,241

Total Costs and Expenses	21,101	345,949	367,050	-	367,050

OPERATING INCOME (LOSS)	(21,101)	(72,385)	(93,486)	-	(93,486)

OTHER INCOME (EXPENSE)

Interest expense	-	(4,799)	(4,799)	-	(4,799)
Other income	-	2,151	2,151	-	2,151

Total Other Income (Expense)	-	(2,648)	(2,648)	-	(2,648)

NET INCOME (LOSS)	$(21,101)	$(75,033)	$(96,134)	$-	$(96,134)

Znomics, Inc.
UNAUDITED CONDENSED COMBINED INTERIM PRO FORMA STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED
(in thousands)

	Pacific Syndicated Resources, Inc.	Znomics, Inc.	Combined		Pro-Forma Adjusted Combined
	Feb. 29 and Mar. 31, 2008		Totals	Adjustments	Totals
REVENUES

Sales revenue	$-	$20	$20	$-	$20
Other revenue		-	-		-
Total Revenues		20	20		20

COST OF SALES		249	249		249

GROSS PROFIT (LOSS)		(229)	(229)		(229)

OPERATING EXPENSES

General and administrataive		419	419		419
Research contracts		69	69		69
Total Costs and Expenses		488	488		488

OPERATING INCOME (LOSS)		(717)	(717)		(717)

OTHER INCOME (EXPENSE)

Interest income		32	32		32
Interest expense		(1)	(1)		(1)
Other income (expense)		(1)	(1)		(1)
Total Other Income (Expense)		30	30		30

LOSS BEFORE INCOME TAX		(687)	(687)		(687)

Income Tax		-	-		-

NET LOSS	$-	$(687)	$(687)	$-	$(687)

Znomics, Inc.
UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED
(in thousands)

	Pacific Syndicated Resources, Inc.	Znomics, Inc.	Combined		Pro-Forma Adjusted Combined
	Nov. 30 and Dec. 31, 2007		Totals	Adjustments	Totals
REVENUES

Sales revenue		$198	$198		$198
Other revenue		438	438		438
Total Revenues	-	636	636		636

COST OF SALES		1,461	1,461		1,461

GROSS PROFIT	-	(825)	(825)		(825)

OPERATING EXPENSES

General and administrataive	7	345	352		352
Research contracts		17	17		17
Total Costs and Expenses	7	362	369		369

OPERATING INCOME (LOSS)	(7)	(1,187)	(1,194)		(1,194)

OTHER INCOME (EXPENSE)

Interest income		38	38		38
Interest expense		(5)	(5)		(5)
Other income (expense)		(38)	(38)		(38)
Total Other Income (Expense)	-	(5)	(5)	-	(5)

LOSS BEFORE INCOME TAX	(7)	(1,192)	(1,199)	-	(1,199)

Income Tax		-	-		-

NET LOSS	$(7)	$(1,192)	$(1,199)	$-	$(1,199)

Changes In and Disagreements with Accountants

On December 7, 2007, Dale Matheson Carr-Hilton Labonte, LLP, resigned as our auditors.  There were no disagreements with Dale Matheson Carr-Hilton Labonte, LLP, except that the audit report for the years ended May 31, 2006, and May 31, 2007, contained an uncertainly about the Company’s ability to continue as a going concern.

On December 7, 2007, we retained the auditor of our accounting predecessor, Znomics, Inc., Moore & Associates, Chartered, Independent Registered Public Accounting Firm, as our auditors.

We reported this change in auditors on Form 8K filed December 11, 2007, as amended December 18, 2007.

Available Information

We have filed a registration statement on form S-1 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus.  This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits.  Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company.  We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company.  You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C.  Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy Statements and information regarding registrants that files electronically with the Commission.  Our registration statement and the referenced exhibits can also be found on this site.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

Until ________________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required In the Prospectus

Item 24. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.  Our articles of incorporation do not contain any limiting language regarding director immunity from liability.  Excepted from this immunity are:

1.	a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

2.	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

3.	a transaction from which the director derived an improper personal profit; and

4.	willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

1.	such indemnification is expressly required to be made by law;

2.	the proceeding was authorized by our Board of Directors;

3.	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or;

4.	such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

Item 25. Other Expenses Of Issuance And Distribution

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee		$451
Federal Taxes	$	Nil
State Taxes and Fees	$	Nil
Listing Fees	$	Nil
Printing and Engraving Fees		$500
Transfer Agent Fees		$1,000
Accounting fees and expenses		$5,000
Legal fees and expenses		$20,000

Total		$26,951

All amounts are estimates, other than the Commission's registration fee.

We are paying all expenses of the offering listed above.  No portion of these expenses will be borne by the selling shareholders.  The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 26. Recent Sales of Unregistered Securities

In connection with the Merger, each share of Znomics Delaware common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive one share of our common stock. As a result, the shareholders of Znomics Delaware received 5,740,849 newly issued shares of our common stock as of the effective date of the Merger in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act.

On November 5, 2007, we completed a Private Placement by which 3,253,333 shares of our common stock were sold to a total of sixty-seven (67) investors for a total sales price of $4,879,999.50. None of the shares of Common Stock sold in the Private Placement have been registered under the Securities Act or under any state securities laws.  The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, afforded certain private placements under the state securities laws.

In connection with the merger, we assumed outstanding options under the Znomics Delaware stock option plan to purchase 672,346 shares of Znomics Delaware common stock.  These options will be converted into options to purchase 672,346 shares of our common stock on the same terms and conditions, including varying exercise prices between $0.41 per share to $1.11 per share and exercise termination dates between June 2015 and September 2017.  The assumed stock option plan allows the issuance of options to purchase a maximum of 2,193,258 shares of our common stock, inclusive of these issuances.

In connection with the merger, we assumed outstanding warrants of Znomics Delaware entitling holders to purchase 65,893 shares of Znomics Delaware common stock.  These warrants will be converted into warrants to acquire 65,893 shares of our common stock. Of these warrants, 56,131 are held at an exercise price of $0.82 per share and exercisable until October 17, 2008, and 9,762 are held at an exercise price of $1.50 per share and exercisable until June 30, 2012. In addition, we issued warrants to purchase 237,495 shares of our common stock at a price of $1.50 per share to our placement agent in the private offering in exchange for their services.

Item 27. Exhibits

Exhibit Number	Description
2.1	Agreement of Merger and Plan of Merger, by and among Pacific Syndicated Resources, Inc. Znomics Acquisition, Inc., and Znomics, Inc. (1)
3.1	Articles of Incorporation (2)
3.2	Articles of Merger between Pacific Syndicated Resources, Inc. and Znomics Acquisition, Inc. dated November 6, 2007 (1)
3.3	By-Laws, as amended (2)
5.1	Opinion of Cane Clark, LLP, with consent to use
10.1	Znomics, Inc. Stock Option Plan (1)
10.2	Placement Agent Agreement (1)
10.3	Research and License Agreement, dated November 15, 2005 (3)
10.4	Lease Agreement (4)
10.5	Washington Mutual Loan Agreements (4)
10.6	Exclusive License Agreement, dated March 2008
10.7	Research Agreement, dated May 6, 2008
10.8	Research and License Agreement, dated July 1, 2008
23.1	Consent of Moore & Associates, Chartered, Independent Registered Public Accounting Firm
23.2	Consent of Dale Matheson Carr-Hilton Labonte LLP, Indepenent Registered Public Accounting Firm.

1.	Incorporated by reference to current report on Form 8-K filed on November 8, 2007
2.	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 7, 2006.
3.	Incorporated by reference to the periodic report on Form 10K/A filed July 25, 2008.
4.	Incorporated by referece to the Amended Registration Statement on Form S-1/A filed on April 17, 2008

Item 28. Undertakings

The undersigned registrant hereby undertakes:

1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (a)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (b) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2.   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1A and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Las Vegas, Nevada, on  August 5 , 2008.

By:	By:
/s/ Richard A. Sessions	/s/ Kerry D. Rea
Richard A. Sessions	Kerry D. Rea
Chief Executive Officer	Principal Accounting Officer and Chief
Principal Executive Officer	Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:	By:
/s/ Richard A. Sessions	/s/ Dwight Sangrey
Richard A. Sessions	Dwight Sangrey
Director	Director
August 5 , 2008	August 5 , 2008

By: /s/ Stephen E. Kurtz
Stephen E. Kurtz
Director
August 5 , 2008